SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Consolidated Financial Statements corresponding to the fiscal year ended on June 30, 2007 and 2006.

ALTO PALERMO S.A. (APSA)

Free translation of the

Consolidated Financial Statements

As of and for the fiscal years ended June 30, 2007 and 2006

ALTO PALERMO S.A. (APSA)

Business Overview as of June 30, 2007

1.	Company Profile

Alto Palermo S.A. (APSA) (formerly Sociedad Anónima Mercado de Abasto Proveedor (“SAMAP”) and alternatively “Alto Palermo S.A.”, “APSA”, “we”, “us” or “the Company”), is an Argentine real estate holding company primarily engaged in holding, leasing, managing, developing and acquiring operating shopping centers with a predominant position on the market. Our main purpose consists in owning, acquiring, developing, leasing, managing and operating shopping centers and we are one of the owners and administrators of the most important shopping centers in Argentina in terms of gross leaseable area and number of shopping centers. We currently own and/or operate ten shopping centers in Argentina, six of which are located in the Buenos Aires metropolitan area and four are located in the Provinces of Córdoba, Mendoza, Salta and Santa Fe. We are also the owners of certain properties for future developments in Buenos Aires and other main cities in the interior of the country.

On the other hand, we participate in the credit card business through our subsidiary Tarshop S.A.

APSA was formed in 1889 under the name Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) and until 1984, we were the main operator of fresh product market in Buenos Aires City. The Company’s principal asset during this period was the Historic Mercado de Abasto building which served as the market location from 1889 to 1984, when the company largely ceased operations.

From the moment the Company was acquired by IRSA, in 1994, we have grown through a series of acquisitions and development projects leading up to the restructuring of the organization, which gave rise to the current company name and corporate structure. As of June 30, 2007, our main shareholders are IRSA and Parque Arauco, holding about 62.5% and 29.5% respectively, of our capital stock. The Company’s shares are traded on the Buenos Aires Stock Exchange and the NASDAQ in United States.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

2.	Letter to the Shareholders

To the Shareholders,

Fiscal year 2007 ended with a net income of Ps 64.1 million, 43.4% higher than the previous year, which reflects the favorable condition that the sector is going through boosted by the economic recovery.

The year 2006 concluded with an economic activity growth of 8.4% and a 7.9% growth is expected for year 2007. Thus, the economy grew uninterruptedly for 49 months, exceeding by 17.9% the maximum levels reached in 1998 and by 50.3% the bottom related to the year 2002 crisis. Moreover, the future projections show a significant economic expansion pace, considering that the income policy will continue to be strongly expansive. In addition, there are no events showing signs of deceleration in the key consumptions indicators, to the extent that future salaries and pension benefits increases are expected together with an expansion of the consumers’ financing. Private consumption showed during this year an 8.2% increase, higher than the Gross Domestic Product (GDP).

During the last fiscal year, total sales by our shopping centers amounted to Ps 2.83 billion, expressed in current pesos, which represented a 24.2% increase over the previous year. This increase was reflected by increased revenues from leases since the current lease agreement structure allows us to obtain improvements in the sales of our tenants, ensuring at the same time a minimum lease bottom. Sales per square meter by our shopping centers are 79.3% higher than the competition, which reflects a stronger selling power of our shopping centers.

In turn, the result of our credit card business unit, through our subsidiary Tarshop S.A. showed a significant increase over the previous year. The income increased from Ps. 14.6 million in fiscal 2006 to Ps. 19 million in fiscal year 2007, representing a 30.6% increase. This segment showed an improvement of all business indicators, 201,114 credit cards were issued, which represented a 20.6% increase over the previous year and the credit portfolio totaled Ps 723.6 million and represented a 29.7% increase with respect to the previous year. This improvement was the result of a good economic context which revitalized consumption and of the improvements in our management.

Based on estimations of the Cámara Argentina de Shoppings, during the next two years, 24 new shopping centers will be built (11 of them will be major) and 300,000 square meters will be added with significant capital investments, which means that the market continues showing more than favorable conditions for investment. At any rate, most of these projects are located in the interior of the country since the availability of land and buildings for commercial purposes in the City of Buenos Aires is scanty.

Among the projects contemplated for Buenos Aires City, one of them is that which APSA, through its subsidiary Panamerican Mall S.A. (“PAMSA”) with an 80% equity interest, has started to develop in the area located on the intersection of General Paz Avenue and Panamericana, in the neighbourhood of Saavedra. This new commercial venture will have an area of 30,000 square meters of gross leaseable area and its opening is scheduled during the course of fiscal year 2008. The project contemplates the construction of a shopping center, a hypermarket, a multiplex cinema and an office and/or residential building and will allow us to cater to public of very good acquisition power in northern Greater Buenos Aires. This new opening will consolidate even more our undisputed leadership in the Buenos Aires City.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Likewise, continuing with our regional expansion strategy, we have acquired a property in the City of Córdoba, the second largest Argentine City. In December 2006, the purchase of Córdoba Shopping Villa Cabrera was carried out, a purchase center of 35,000 square meters, with 106 commercial stores, 12 movie theaters and a 1,500 car parking places located in the district of the same name, one of the highest purchasing power areas in the city. Also, in November 2006, we were awarded by public bidding the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, which has an area of 5,147 square meters on which part of a shopping center called “Patio Olmos” is operating, developed in four commercial floors and two basements of parking lots spaces.

It should be noted that due to the favorable context accompanying our business, we have managed to increase our EBIDTA by 16.4% with regard to the previous year, totaling Ps 223.8 million.

The Company will continue profiting from the optimal opportunities that the local market provides, thus giving a quick and effective response aiming at achieving significant results as we have been doing to date, maintaining our regional expansion and leadership consolidation strategy by acquiring and developing the projects in the main Argentine cities aiming at venturing out into other new regions.

Aiming at financing acquisitions and developments mentioned above, we issued two new series of Notes for a total amount of USD 170 million dated May 11, 2007. Series I relates to the issuance of USD 120 million maturing on May 11, 2017, which accrues interest at a fixed 7.875% rate payable semiannually and whose principal will be fully repaid upon maturity. Series II relates to the issuance of Ps. 154.02 million (equivalent to USD 50 million) maturing on June 11, 2012, which accrues interest at a fixed 11% rate payable semiannually and whose principal will be settled in seven equal, semiannual and consecutive installments starting June 11, 2009.

The privilege of being an Argentine company, leading the industry in which we operates, poses us the challenge of being in the forefront of new commercial proposals and improving our consumer services. This position make us to commit to and forces us to planning for the future. The unquestionable favorable context and the achievement of the planned goals poses us the challenge of bettering ourselves everyday, and it is a good opportunity to plan and to materialize new projects.

There is no doubt that APSA’s potential will only be possible to be reached if there is a joint effort of our Shareholders, Creditors, Directors, Tenants, Suppliers, Employees and the Community in general who, at the same time, are the protagonists of our current evolution. I would like to thank them on this occasion for their constant effort and commitment that they have shown towards the organization.

Buenos Aires City, July 30, 2007.

Eduardo S. Elsztain President

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

3.	Macroeconomic context

Argentine Economy

After the marked progress shown during the 2006 calendar year, the economic activity continued growing in this calendar year mainly boosted by domestic expenditure and the favorable development of commodities prices. Based on the anticipated indicators, it is estimated that the second quarter of the calendar year, the economy has expanded slightly over 2% unseasonalized, accumulating 21 quarters of uninterrupted growth that would allow the Gross Domestic Product (GDP) to stand 20% above the peak reached before the crisis (8.3% in per capita terms).

The GDP hike in the 2007 calendar year would be mainly boosted by private consumption, while public consumption would increase by a rate exceeding that of year 2006. In the meantime, Fixed Gross Domestic investment (FGDI) would continue growing above the economy’s average, although a slower pace than that of the last few years, led by purchases of durable production equipment.

Taking into account these estimates and the statistical drag of 3.3 percentage points that the 2006 calendar year left, it is expected that the economy will grow about 8% interannually in December of current year. Thus, we would be going into the fifth consecutive year of economic growth, into which it would be the longest and more pronounced expansive phase since the 1964-1974 period.

During the current calendar year, expenditure in investment would be showing deceleration signs as regards previous years. The highest Public Expenditure levels would be due to an increase in public and private sectors’ investment. In the first place, expectations for an increased economic growth and positive profitability would encourage investment decisions. In turn, most of the investment in infrastructure (focused on power supply) and the housing plans would lead to an increase in the public sector’s share in the FGDI.

Particularly for the second quarter of calendar year 2007, investment would have accelerated, expanding at a rate above 5% unseasonalized, even higher than last year’s average (3.3% unseasonalized). The increase would be mainly boosted by purchases of long-life production equipment, while expenditure in construction would remain relatively stable at the fourth quarter levels.

Consumption continues to be the main booster of the economic growth over year 2007, swayed by increased private and public sectors’ expenditure. Private consumption increase would be related with various aspects, among which we could mention the increases in pensions and salaries, in a context where consumer credit continues to grow at high rates.

As estimated by the Argentine Central Bank (“BCRA”), it is expected that private consumption will increase around 7% current year, although this figure would be slightly lower than the increase of prior years, it would indicate that this component would maintain a marked buoyancy and would contribute two thirds to the product growth. Such indicators would be anticipating a good behavior of household consumption of wholesaling, retailing and auto sales in a context where consumer loans continue to show increased growth rates.

The trade balance of goods and services would yield a surplus for the sixth consecutive year, although it would continue its downward trend. In this sense, over the first semester of calendar year 2007, imports as measured at constant prices continued to increase in interannual terms at a faster pace than exports.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Imports were boosted by increased purchases of capital and intermediate goods, accompanied by increases in all lines, in a context of disaccumulated stock.

Upon the lack of an ultimate international lender and aiming at rooting out the external vulnerability that characterized our economy over the last few decades, the Argentine Central Bank (BCRA) continues to implement an international reserve accumulation policy for precautionary reasons (and maintaining the nominal exchange rate around Ps. 3.10 per US Dollar), generating a solvent and foreseeable scenario. Thus, Argentine International Reserves reached a historic record exceeding the amount of USD 37,380 millions registered in January 2001.

It is important to mention that BCRA enforces a monetary policy consistent with the balance between supply and demand on the monetary market, when sterilizing a significant portion of the primary money creation that generated purchases of hard currencies, by placing LEBAC and NOBAC (Public Bonds), carrying out swap transactions and rediscount collections. Especially, the six-month period ended June 30, 2007 sterilized about 90% of primary money issuance related to the International Reserve accumulation.

Even more, hoarding reserves is not the mere reflection of foreign indebtedness, but the reverse of the external surplus, within a fiscal surplus framework. In this sense, the current account continues to show favorable results, and it is expected that in December 2007 six consecutive years of positive balances will be reached, an event unheard of in the last four decades. Last year, the current account result was higher than that of year 2005 and climbed to about USD 8 billion (3.8% of GDP), and it is projected for the current year that the surplus would be similar to that of year 2006 in nominal terms, mainly boosted by the balance of trade. Although in the second quarter of year 2007 exports showed a temporary deceleration, mainly due to the behavior of dispatches of certain commodities such as soy beans and copper concentrate. Over the next few months external sale will resume the previous uptrend, totaling about USD 52 billion over the year.

In turn, public accounts continue to show a positive performance, boosted by the increase of tax resources, thus this situation allows to compensate the uptrend of primary expenditure. For the remainder of the year, it is expected that tax collection continue to expand, therefore collection would stand above 24% of GDP and the National Non-Financial Public Sector (“SPNF”) would reach as of December 31, 2007 the primary surplus standard included in the National Budget. At any rate, considering the financial surplus estimated for the end of the calendar year and scheduled new issuances in foreign currencies, financing the needs of the National Treasury (“TGN”) would not present any difficulties during the current calendar year.

The positive evolution of the activity remains accompanied by improvements in labor and social rates. For the first quarter of year 2007, unemployment remained in line as expected, amounting to 9.8%.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

On the other hand, as of June 30, 2007, the Consumer Price Index in Greater Buenos Aires (“CPI GBA”) showed a 8.8% interannual increase. Likewise, the Internal Wholesale Price Index (“IWPI”) related to June 2007 increased by 1.9% with respect to the previous month and a 9.3% interannual increase.

Upon these developments, the economic activity would continue to increase during the rest of year 2007, mainly boosted by internal expenditure. Although during the second quarter of year 2007, GDP would have grown at a slower pace than the average of the current expansive cycle, it is expected that based on BCRA projections it accelerates over the third and fourth quarter to finish the calendar year at an average increase close to 8%.

Leading indicators

	2001	2002	2003	2004	2005	2006
GDP Real growth (%)	-4.4%	-10.9%	8.8%	9.0%	9.2%	8.5%
Inflation (Combined price) %	-1.7%	49.4%	16.0%	5.9%	9.1%	9.8%
Unemployment rate ***	20.5%	20.7%	14.5%	13.0%	10.1%	8.7%
Primary Income (without privatizations) % of the GDP	0.5%	0.7%	2.3%	3.9%	3.7%	3.5%
FOB Exports (USD millons)	26,610	25,710	29,565	34,550	40,107	46,569
CIF Exports (USD millons)	20,320	8,991	13,834	22,447	28,688	33,500
Trade balance (USD millons)	6,289	16,719	15,731	12,103	11,419	12,410
Payments balance credit accounts (MM U$S) ***	-3,291	8,673	7,659	3,349	5,705	8,053

Annual average*

Accrual method**

Country average (as a % of P.E.A.)***

Source: Estudio M.A. Broda y Asoc.

Development and Perspectives of Shopping Centers in Argentina

On the basis of the last available data provided by INDEC (Nations Institute of Statistics and Census) , the first quarter of calendar year 2007 showed a new improvement in total consumption, reaching record values both in its private component (with an interannual positive 8.2% variation) and in its public component (with a positive 6.4% variation). For calendar 2007, it is expected that private consumption increases by 7%, although this figure would be slightly lower than prior year increases, it would indicate that this component would keep a marked buoyancy and would contribute two thirds to the GDP growth. Such indicators would be anticipating a good behavior of household consumption over the first quarter of calendar year 2007, as can be seen from the development of wholesaling, retailing and auto sales in a context where consumer loans continue to show increased growth rates.

The increase in the retail consumption was evidenced in a greater quantity of registered revenues for the shopping centers at constant prices. In June of this year, unseasonalized sales at constant prices by shopping centers showed a positive interannual 21.1% variation while total sales booked in the first semester of 2007 show a interannual 27.3% increase regarding the same period of the prior year.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Unemployment would continue to shrink in interannual terms, taking into account increase labor demand that would accompany the expansion of the economic activity. Thus, the uptrend of year 2002 would extend all throughout year 2007, although the reduction would be lower than that of the last two years. For the first quarter of the calendar year 2007, unemployment rate measured by the Permanent Household Survey (EPH) prepared by INDEC stood at 9.8% of economically active population (PEA), continuing its upward trend seen since the crisis onset.

At the first quarter of the calendar year 2007, the purchasing power of salary earners measured by the Consumer Price Index of Greater Buenos Aires (“IPC GBA”) continued to grow at a pace similar to that of late year 2006 and slightly higher than expected. The increase in compensations would have been due to new negotiations in the formal sector (mainly at company level) as an increased in the salaries of the unregistered segment. Likewise, as regards calendar year 2007, it is expected that actual salaries continue to increase for the fifth consecutive year, managing to exceed on average the pre-crisis values, although there may be differences among the various segments in the labor market.

The perspectives on the consumption behavior and the ensuing performance of shopping centers are closely linked to the economy trend and the preference of the affluent tourism for the commercial alternatives in the country and the competitiveness of the nominal exchange rate. According to the market consensus as to GDP development during the calendar years 2006 and 2007, which will exceed 8%, it should be expected that the sales at shopping centers continue to improve in the coming year.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

4.	Brief comments on the passed year

Operating Performance

The new post-currency board scenario taking place in Argentina boosted an expansion of our commercial proposal to bring it in line with the new demands of a changing market. The strong depreciation of the local currency combined with a relative stability in retail inflation positioned Buenos Aires City as an attractive tourist center owing to its modern infrastructure and extremely low prices as compared with those in the rest of the world.

Locally, these juncture coupled with the decrease in the unemployment rate were the drivers for consumers to strengthen their confidence on expense expectations. The Consumer Reliability Index stood at 7.9% below the level reached as of June 30, 2006, in 56.5 points, the index accumulated a 73.7% increase above the level of June 30, 2002. This significant increase partially explains the improvement in sales of our tenants during the fiscal year.

In the course of this fiscal year, sales by our tenants at the Shopping Centers, increased by 24.2%, registering Ps. 2.83 billion (excluding Córdoba Shopping Villa Cabrera), compared to Ps. 2.27 billion in the previous year.

For the current year, our Shopping Centers in Buenos Aires City and Greater Buenos Aires registered sales by tenants 23% higher than the previous years, going from Ps 1.75 billion during the fiscal year ended June 30, 2006 to 2.15 billion during the fiscal year ended June 30, 2007. In terms adjusted by inflation, this increase represented 9.8%.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

During the year ended June 30, 2007, our shopping centers remained positioned as market leaders. The policy of ongoing adaptation to customers’ demands combined with the excellent quality of the Company’s assets, loyalty and preference of our consumers for our Shopping Centers, favored continuity in the upward trend in the sales by our tenants. During the twelve months ended June 30, 2007, our market share totaled 40.5%.

As regards revenues per square meter, our shopping centers generated average revenues per square meter of Ps. 17,282, whereas the competition’s tenants generated average revenues per square meter of Ps. 9,638. This shows that our relative efficiency ratio stands at 79.3% higher than the rest of the market. This ratio reveals customers’ preference and loyalty toward our assets and their excellent quality as compared with the rest of the market.

Relative efficiency

(*)	As of June 30 of each year.

Source: Proprietary information and shopping center surveys.

The Gross Leaseable Area (GLA), which indicates the room available for leasing commercial stores, maintained the same level of prior fiscal year.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Moreover, we have plots of land strategically located that could enable us to develop new Shopping Centers.

During current fiscal year, our shopping centers were visited by approximately 70.4 million people, a 3.2% increase compared to fiscal year 2006. Our Shopping Centers thus exceeded an all-time high figure. Likewise, this ratio continues to show the renewal and success of our proposals, which turns our shopping centers into unique places for leisure and entertainment.

The occupancy of our shopping centers has been one of the ratios that we have been able to maintain in almost optimum levels during fiscal year 2007. The Gross Leaseable Area (GLA) percentage occupied as of June 30, 2007 was 97%.

Revenues from leases and services (*)

During fiscal year 2007, revenues from leases and services amounted to Ps. 271.2 million, i.e., 25.6% higher than those for the previous fiscal year.

(*)	Adjusted for inflation until February 28, 2003 in accordance with professional accounting standards as adopted by the National Securities Commission.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

The breakdown of revenues from leases and services for the years ending June 30, 2006 and 2007 is presented below.

An analysis of the changes in the breakdown of revenue from leases and services from 2006 to 2007 reveals an increase in the charge for supplementary leases, which represents the percentage rent collected by the company calculated to monthly gross sales of tenants. Therefore, inflation and the recovery in sales are variables taken into account in our revenue structure.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Shopping Centers

Introduction

As of June 30, 2007, we are the operators and owners of majority interests in a portfolio of ten shopping centers in Argentina, five of which are located in Buenos Aires City (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich y Buenos Aires Design), one in Greater Buenos Aires (Alto Avellaneda) and the rest is located in various provinces (Alto Noa in the city of Salta, Alto Rosario in the city of Rosario, Mendoza Plaza in the city of Mendoza and Córdoba Shopping Villa Cabrera in the city of Córdoba).

Our shopping centers have 224,138 square meters in gross leaseable area (excluding the space occupied by hypermarkets that are not our tenants). Total sales by the tenants of our shopping centers (excluding Córdoba Shopping), based on data reported by the stores, amounted to Ps. 2,825.8 million for the year ended June 30, 2007 and Ps. 2,275.1 million for the year ended June 30, 2006. The sales by the tenants of our shopping centers are relevant for our revenues and profitability because they are factors that determine the rent amount that we can charge our tenants. They also impact on overall occupation costs of tenants as a percentage rent. During fiscal 2007, revenues from our main tenants represented about 2.5% of consolidated sales derived from leases and services.

As of June 2007, we were the owners and operated the following ten shopping centers in Argentina, namely:

	Actual interest	Location
Paseo Alcorta	100%	Buenos Aires City, Argentina
PatioBullrich	100%	Buenos Aires City, Argentina
Abasto	100%	Buenos Aires City, Argentina
Alto Palermo	100%	Buenos Aires City, Argentina
Buenos Aires Design	54%	Buenos Aires City, Argentina
Alto Avellaneda	100%	Greater Buenos Aires, Argentina
Alto Noa	100%	Salta, Argentina
Alto Rosario	100%	Santa Fe, Argentina
Mendoza Plaza	85%	Mendoza, Argentina
Córdoba Shopping Villa Cabrera	100%	Córdoba, Argentina

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Tenants’ retail sales

The following table shows approximate total retail sales in Argentine pesos of shopping centers of which we hold interests during the following years:

	Fiscal year ended June 30, (1)
	2005	2006	2007
	Ps	Ps	Ps
Abasto	333,216,597	453,871,445	573,814,588
Alto Palermo	362,089,242	436,244,953	502,220,444
Alto Avellaneda	259,630,930	308,900,404	418,349,117
Paseo Alcorta	212,617,732	264,060,375	321,948,304
Patio Bullrich	170,679,604	195,877,528	226,200,714
Alto Noa	75,648,232	104,529,187	130,318,508
Buenos Aires Design	73,906,709	91,921,046	110,722,931
Mendoza Plaza	159,206,234	275,864,008	337,757,597
Alto Rosario	50,895,239	143,806,266	204,430,069
Total sales (2)	1,697,890,519	2,275,075,212	2,825,762,272

(1)	Retail sales based on the information provided by tenants and previous owners. Figures reflect 100% of retail sales of each shopping center, although in certain cases we are the owners of a percentage lower than 100% in such shopping centers.

(2)	Excludes sales by stands and special-display spaces.

The following table shows certain information on shopping centers in which we held an interest as of June 30, 2007:

	Acquisition date	Gross leaseable area	Number of stores	Occupation percentage	Alto Palermo’s interest percentage	Book value as of June 30, 2007 (3)
		(m2)		(%)	(%)	(Ps)
Abasto (4)	7/94	39,683	171	97.0	100	180,925.7
Alto Palermo (5)	11/97	18,210	150	99.6	100	175,517.2
Alto Avellaneda (6)	11/97	27,336	145	95.0	100	85,184.8
Paseo Alcorta	6/97	14,403	113	99.0	100	58,855.0
Patio Bullrich	10/98	10,978	83	100.0	100	102,478.6
Alto Noa (7)	3/95	18,831	84	100.0	100	27,040.3
Buenos Aires Design (8)	11/97	13,988	61	100.0	54	16,033.2
Mendoza Plaza (9)	12/94	39,392	148	95.9	85	89,004.3
Alto Rosario (10)	11/04	30,261	146	93.4	100	85,685.4
Córdoba Shopping –Villa Cabrera- (11)(12)	12/06	11,056	106	97.0	100	745,496.7
Total		224,138	1,207			1,566,221.2

(1)	Excludes the gross leaseable area occupied by hypermarkets that are not our tenants.

(2)	Calculated by dividing square meters under current lease agreements multiplied by the gross leaseable area as of June 30, 2007.

(3)	The net book value is equivalent to the acquisition costs of fixed assets or development plus improvements, (adjusted for inflation through February 28, 2003), less accumulated depreciation and impairment / recovery expenses.

(4)	Excludes about 3,800 square meters occupied by the Children’s Museum, Abasto.

(5)	On November 18, 1997, we acquired a 75% interest in the property and on December 23, 1997, we acquired the remaining 25%.

(6)	On November 18, 1997, we acquired a 50% interest in the property and on December 23, 1997, we acquired the remaining 50%.

(7)	In March 1995, September 1996 and January 2000, we acquired a 50%, 30% and 20% interest in the property, respectively.

(8)	We own a 54% interest in the company holding the concession to operate this property. We consolidated the sales of this shopping center. The above mentioned figures reflect 100% of the gross leaseable area, the total number of stores and percentage under lease. During May 2006, we acquired an additional 3% interest, increasing our interest from 51% to 54%.

(9)	During the fiscal year ended June 30, 2005, we increased our interest in Mendoza Plaza Shopping S.A. by 66%, from 19% to 85%.

(10)	Excludes about 1,260 square meters occupied by the Children’s Museum, Rosario.

(11)	Excludes 12,371 square meters occupied by movie theaters and a supermarket.

(12)	On December 27, 2006, we acquired a 100% interest in the property (see note 15 to our basic financial statements).

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Occupation percentage

The following table shows the occupation percentage expressed as a percentage of the gross leaseable area as of the dates mentioned therein:

	As of June 30
	2005	2006	2007
	%
Abasto	100.0	99.9	97.0
Alto Palermo	100.0	100.0	99.6
Alto Avellaneda	99.1	96.6	95.0
Paseo Alcorta	99.7	99.2	99.0
Patio Bullrich	98.6	100.0	100.0
Alto Noa	99.5	100.0	100.0
Buenos Aires Design	96.8	100.0	100.0
Mendoza Plaza	95.5	97.8	95.9
Alto Rosario	98.0	100.0	93.4
Overall Average	98.4	99.1	97.0

Rent prices

The following table shows the annual average rent price/per square meter for the fiscal years ended June 30, 2005, 2006 and 2007:

	Fiscal year ended June 30, (1)
	2005	2006	2007
	(Ps)	(Ps)	(Ps)
Abasto	779.7	1,021.5	1,273.2
Alto Palermo	1,926.2	2,432.2	2,925.0
Alto Avellaneda	678.0	899.7	1,099.8
Buenos Aires Design	399.9	501.4	633.7
Paseo Alcorta	1,295.5	1,628.7	2,074.2
Patio Bullrich	1,455.0	1,791.6	2,051.1
Alto Noa	193.1	280.0	343.9
Alto Rosario	274.1	376.0	484.2
Mendoza Plaza	203.2	353.8	455.6

(1)	The annual/semiannual rent price per square meter of the gross leaseable area reflects the basic rent, percentage rent and revenues from admission rights divided by the square meters of gross leaseable area.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Expiration date of lease agreements

The following chart contains the estimated expiration dates of the lease agreements of our shopping centers for leases effective as of June 30, 2007, assuming that none of these tenants will exercise their options to extend or terminate in advance their lease agreements:

Lease agreements expiring as of June 30:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meters Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps)	(%)
2008	703	134,815	63	49,763,778	28
2009	277	35,413	17	66,336,108	38
2010	96	17,564	8	41,939,740	24
2011 and subsequent years	25	25,290	12	17,961,963	10

Total(3)(2)	1,101	213,082	100	176,001,589	100

(1)	Including vacant stores as of June 30, 2007. One lease agreement may be related to one or more stores.

(2)	Including the basic rent and not reflecting our interest in the property.

(3)	Not including the information of Córdoba Shopping – Villa Cabrera.

Depreciation

The net book value of properties have been determined by the straight-line method calculated based on the property’s useful life. For further information, please see our consolidated financial statements.

Detailed information on each of our shopping centers

Below is disclosed the information on our shopping centers, including tables with the names of five of the main tenants of each shopping center and certain provisions in the lease agreements as agreed upon with such tenants.

Abasto, Buenos Aires City

Abasto is a shopping center with 171 stores located in the center of Buenos Aires City, directly connected to the Carlos Gardel subway station, six blocks away from the Once railroad station and close to the access to the expressway leading to Ezeiza International Airport. Abasto was opened in November 10, 1998. Our investment in Abasto amounted to USD 111.6 million. The main building is a historical landmark, that between the period 1889 and 1984 operated as the main fresh product market of Buenos Aires City. Our company turned the property into a of 115,905 square meters shopping center, with approximately 39,683 square meters of gross leaseable area. Abasto is the fourth largest shopping center in Argentina in gross leaseable area terms. This shopping center is next to Torres de Abasto, our apartment building complex and to the Coto supermarket.

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Abasto Shopping includes a food court with 24 restaurant, a twelve-screen multiplex cinema with 2,800 seats covering an area of 9,890 square meters, entertainment area and the children’s museum covering a area of 3,800 square meters (the latter is not included in the gross leaseable area). The shopping center is spread out over five floors and parking lot space for 1,200 cars with a surface of 40,169 square meters.

Abasto’s target clientele consist of middle-income individuals between ages of 25 and 45, which to the best of our knowledge represents a significant portion of the population in this area of Buenos Aires.

On July 15, 1997, we entered into a lending facility agreement with Cinemas Hoyts Argentina S.A. (“Hoyts”) which provides the terms to build and lease the multiplex cinema at Abasto Shopping. As part of such agreement, Hoyts agreed to finance up to USD 7.8 million of the cost of constructing the portion of the building where the movie theaters operate. The construction of the multiplex cinemas concluded in November 1998; from then on, Hoyts started leasing the space for a period of ten years renewable at Hoyts’s option for two additional consecutive ten-year periods. As of November, 1998, the total amount disbursed by Hoyts under this agreement totaled USD 7.3 million, equivalent to the total construction cost. The loan accrues interest a six-month LIBOR plus 2%. Under the agreement, the loan is being repaid by offsetting Hoyts’s rent. The amount outstanding under this loan as of June 30, 2007, was Ps 1.0 million. Pursuant to Presidential Decree No. 214/2002, the loan and lease agreements, which had been originally denominated in US dollars, were converted into pesos.

During the fiscal year ended June 30, 2007, visitors to the shopping center generated nominal retail sales totaling about Ps. 573.8 million, representing sales of about Ps 14,460 per square meter. Total revenues from leases increased from about Ps. 44.7 million for the fiscal year ended June 30, 2006, to Ps 56.4 million for the fiscal year ended June 30, 2007, which represents monthly revenues per square meter of the gross leaseable area of Ps 94.5 in 2006 and Ps 118,4 in 2007.

As of June 30, 2007, occupancy rate was 97.0%.

Five most important tenants in Abasto

The five most important tenants in Abasto (in terms of sales of this shopping center) accounted for approximately 35.1% of the gross leasable area as of June 30, 2007, and they represented about 11.3% of the annual base rent for the fiscal year ended as of such date.

The following table shows certain information about the five most important tenants in Abasto:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(m2)	(%)
Garbarino	Houseware	656.74	1.7
Frávega	Houseware	885.24	2.2
Zara	Clothes and footwear	1,908.67	4.8
Rodo	Houseware	606.49	1.5
Hoyts	Entertainment	9,890.05	24.9

Total		13,947.19	35.1

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Tenant mix at Abasto

The following table provides the mix of tenants by type of activity for Abasto:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(m2)	(%)
Entertainment	17,929.38	41.3
Clothes and footwear	12,032.31	27.7
Miscellaneous	4,573.27	10.5
Anchor store (1)	2,769.54	6.4
Housewares	2,349.67	5.4
Restaurant	2,336.50	5.4
Services	757.89	1.7
Home	666.57	1.5

Total	43,415.13	100.0

(1)	The term “anchor stores” refers to the leaseable areas strategically located in shopping centers with over 1,000 square meters, whose purpose is to increase the number of visitors and sales of surrounding stores. The areas occupied by entertainments are not included in this definition.

Abasto’s revenues

The following table shows certain information regarding the revenues of Abasto during the period indicated:

	Fiscal year ended June 30, (1)
	2005	2006	2007
	(in thousands of Argentine pesos)
Revenues:
Base rent	20,286.5	25,544.4	31,516.5
Percentage rent (1)	6,225.8	9,243.9	11,955.3
Total rent	26,512.3	34,788.3	43,471.8
Revenues from admission rights (2)	4,149.8	5,531.1	7,053.5
Management fees	600.0	600.0	960.0
Parking	2,714.7	3,176.5	3,945.2
Other	606.3	643.4	949.2
Total	34,583.1	44,739.3	56,379.7

(1)	The percentage rent is the revenues proporcional to tenant’s gross sales.

(2)	The admission right is the amount that a tenant should pay to enter into or renew a lease agreement.

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Lease expiration for Abasto

The following table includes the lease expiration for Abasto during the related periods for leases effective June 30, 2007, assuming that none of these tenants will exercise their option to extend or terminate in advance their lease agreements:

Lease Agreements Expiration:	Number of Lease Agreements Expiration (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps )	(%)
2008	110	29,845	75	12,456,934	30
2009	42	6,250	16	17,776,475	43
2010	14	2,695	7	7,509,537	18
2011 and subsequent years	5	893	2	3,544,000	9
Total	171	39,683	100	41,286,946	100

(1)	Including vacant stores as of June 30, 2007. One lease agreement may be related to one or more stores.

Alto Palermo, Buenos Aires City

Alto Palermo is a shopping center with 150 stores, which was opened in 1990 in Palermo neighbourhood, Buenos Aires City, characterized by a high middle-income population density. Alto Palermo is located on the intersection of Santa Fe and Coronel Díaz Avenues, a few minutes away from downtown Buenos Aires with nearby acces from the Bulnes subway station. Alto Palermo’s total built-up area is 64,574 square meters consisting in 18,210 square meters of gross leasable area. The shopping center has room for entertainment and a food court with 21 restaurants. Alto Palermo covers four levels, it has 647 pay parking lots in a 32,405 square meters and aims at a medium income 28 to 40 year-old clientele. At present we have embarked on a substantial renovation that started in January 2007. To date, we have invested about Ps 6.0 million in connection with this ongoing renovation and we have budgeted Ps 20.3 million to be completed.

During the fiscal year ended June 30, 2007, visitors to the shopping center generated nominal retail sales totaling about Ps. 502.2 million, representing sales of Ps. 27,579 per square meter. Total revenues from leases increased from about Ps 47.7 million for the fiscal year ended June 30, 2006, to Ps. 57.7 million for the fiscal year ended June 30, 2007, thus representing monthly sales per square meter of the gross leasable area of Ps. 220.0 in 2006 and Ps. 264.2 in 2007.

As of June 30, 2007, occupancy rate was 99.6%.

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Five Most Important Tenants in Alto Palermo

The five most important tenants in Alto Palermo (in terms of sales) made up about 15.4% of the gross leasable area as of June 30, 2007, and they represented about 9.6% of the annual base rent for the fiscal year ended as of such date.

The following table shows the five most important tenants of Alto Palermo as of June 30, 2007:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(m2)	(%)
Zara	Anchor stores	1,384.00	7.6
Garbarino	Houseware	185.73	1.0
Fravega	Houseware	155.84	0.9
Just For Sport	Clothes and footwear	724.28	4.0
Musimundo	Miscellaneous	346.68	1.9
Total		2,796.53	15.4

Mix of Alto Palermo tenants

The following chart provides the mix of tenants by type of activity for Alto Palermo:

Type of Business	Gross Leasable Area	% of Gross leasable Area
	(m2)	(%)
Clothes and footwear	7,667.47	42.1
Miscellaneous	2,778.07	15.3
Restaurant	2,441.36	13.4
Services	1,730.58	9.5
Anchor stores	1,384.00	7.6
Entertainment	1,308.45	7.2
Houseware	456.31	2.5
Home	443.96	2.4
Total	18,210.20	100.0

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Alto Palermo Revenues

The following table contains certain information about Alto Palermo revenues during the years indicated

	Fiscal year ended June 30, (1)
	2005	2006	2007
	(in thousands of Argentine pesos)
Revenues:
Base rent	23,462.7	29,046.0	35,427.1
Percentage rent (1)	6,062.6	7,843.9	8,491.8
Total rent	29,525.3	36,889.9	43,919.0
Revenues from admission rights (2)	5,250.8	7,081.0	9,346.0
Management fees	664.8	664.8	965.0
Parking	2,224.8	2,826.4	3,215.7
Other	222.7	267.5	292.3
Total	37,888.4	47,729.6	57,738.0

(1)	The percentage rent is the revenues proportional to tenant’s gross sales.

(2)	The admission right is the amount that a tenant should pay to enter into or renew a lease agreement.

Lease expiration for Alto Palermo

The following table contains the lease expiration for Alto Palermo during the related period, for the lease agreements effective as of June 30, 2007, assuming that none of these tenants will exercise their options to extend or terminate in advance their lease agreements:

Lease Agreements Expiry:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps )	(%)
2008	91	11,986	66	9,596,419	28
2009	42	4,254	23	14,393,910	41
2010	14	1,071	6	7,331,686	21
2011 and subsequent years	3	899	5	3,507,500	10
Total	150	18,210	100	34,829,515	100

(1)	Including vacant stores as of June 30, 2007. One lease agreement may be associated to one or more stores.

Alto Avellaneda, Greater Buenos Aires

Alto Avellaneda is a suburban shopping center with 145 stores, which opened in October 1995, located in the City of Avellaneda, in the southern outskirts of Buenos Aires City. The shopping center is located near a railroad terminal and next to downtown Buenos Aires. Alto Avellaneda’s total built-up area is 97,655 square meters consisting in 27,336 square meters of gross leasable area and a 19,918 square meters in common elements. It has a six-screen multiplex cinema, the first Wal-Mart megastore in Argentina, a bowling alley, an entertainment center with 16-restaurant food court. Wal-Mart (not including the gross leasable area) acquired the space it occupies, but pays for the proportion part of common expenses of Alto Avellaneda. Almost the entire shopping center is at ground level,

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movie theaters are located on the second level, apart from a 2,700 free parking lot spaces consisting of 47,856 square meters. At present we are renovating about 12,000 square meters at Alto Avellaneda, including a new food court. We have estimated Ps. 18.7 million to complete it. Alto Avellaneda aims at a medium income 16 to 30 year-old clientele.

During the fiscal year ended June 30, 2007, visitors to the shopping center generated nominal retail sales totaling about Ps. 418.3 million, representing revenues of Ps. 15,304 per square meter. Total revenues from leases increased from Ps 25.1 million for the fiscal year ended June 30, 2006, to Ps. 31.2 million for the fiscal year ended June 30, 2007, thus representing monthly revenues per square meter of the gross leasable area of Ps. 76.9 in 2006 and Ps 95.3 in 2007.

As of June 30, 2007, occupancy rate was 95.0%.

Five Most Important Tenants in Alto Avellaneda

The five most important tenants in Alto Avellaneda (in terms of sales of this shopping center) accounted for about 14.4% of the gross leasable area as of June 30, 2007, and they represented about 12.4% of the annual base rent for the fiscal year ended as of such date.

The following table includes some information on the five most important tenants in Alto Avellaneda as of June 30, 2007.

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(m2)	(%)
Garbarino	Houseware	611.76	2.2
Fravega	Houseware	340.00	1.2
Compumundo	Miscellaneous	190.57	0.7
Rodo	Houseware	358.00	1.3
Bingo	Entertainment	2,469.53	9.0
Total		3,969.86	14.4

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Tenants Mix of Alto Avellaneda

The following table provides the mix of tenants by type of activity for Alto Avellaneda:

Type of Business	Gross Leasable Area	% of Gross leasable Area
	(m2)	(%)
Entertainment	9,672.63	33.6
Clothes and footwear	9,278.84	32.2
Houseware	2,546.00	8.8
Miscellaneous	1,974.58	6.9
Restaurants	1,847.01	6.4
Services	1,621.61	5.6
Anchor stores	1,487.00	5.2
Total	28,427.67	98.7

Alto Avellaneda Revenues

The following table shows certain information regarding the revenues of Alto Avellaneda during the related fiscal years:

	Fiscal year ended June 30, (1)
	2005	2006	2007
	(in thousands of Argentine pesos)
Revenues:
Base rent	12,979.2	16,691.6	18,269.5
Percentage rent (1)	3,518.7	5,413.6	8,079.1
Total rent	16,497.9	22,105.2	26,348.6
Revenues from admission rights (2)	2,021.4	2,411.3	3,716.2
Management fees	360.0	360.0	600.0
Other	270.2	274.7	584.1
Total	19,149.5	25,151.2	31,248.8

(1)	The percentage rent is the revenues proportional to the tenant’s gross sales.

(2)	The admission right is the amount that a tenant should pay to enter into or renew a lease agreement.

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Lease expiration for Alto Avellaneda

The following table contains the lease expiration for Alto Avellaneda during the related period, for the lease agreements effective as of June 30, 2007, assuming that none of these tenants will exercise their options to extend or terminate in advance their lease agreements:

Lease Agreements Expiry:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps)	(%)
2008	82	19,118	70	4,272,528	19
2009	39	4,795	18	6,020,518	27
2010	20	2,567	9	10,070,820	45
2011 and subsequent years	4	856	3	2,264,938	10
Total	145	27,336	100	22,628,804	100

(1)	Including vacant stores as of June 30, 2007. One lease agreement may be related to one or more stores.

Buenos Aires Design, Buenos Aires City

Buenos Aires Design has 61 stores specialized in interior decoration and houseware was opened in 1993. Our company holds a 54% interest in Emprendimiento Recoleta S.A., the company that owns the concession to operate Buenos Aires Design. The other shareholder of Emprendimiento Recoleta S.A. is Grupo Bapro S.A. whose interest is 44%.

As a result of public auction, in February 1991, the City of Buenos Aires granted Emprendimiento Recoleta S.A. a 20-year concession to use a plot at the Centro Cultural Recoleta. It cannot be assured that the City of Buenos Aires will extend the term of this concession upon its maturity in 2013. Under the concession, Emprendimiento Recoleta S.A. pays a monthly fee of Ps. 20,168 to the City of Buenos Aires. The concession may be terminated by, among other things, the following grounds:

•

Substantial noncompliance with the obligations by the parties, which, as regards Emprendimiento Recoleta include: (i) infringement of applicable law, (ii) change in the purpose of the area given in concession; (iii) failing to pay the monthly fee for two consecutive periods;

•	Destruction or abandonment of the area under concession;

•	Bankruptcy or liquidation;

•	Redemption of the plot granted in concession, for public interest reasons, only.

In June 1991, we signed an agreement with the shareholders of Emprendimientos Recoleta establishing that we would manage Buenos Aires Design for a monthly charge of about Ps. 12,000 plus Value Added Tax (VAT).

Buenos Aires Design is located in the posh Recoleta neighborhood in Buenos Aires City, near to Libertador Avenue and the downtown area of the city. The area where Buenos Aires Design is located is one of the most popular tourist areas in the city; the most exclusive restaurants and hotels are

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located in this area thanks to its proximity to the Museum of Fine Arts, the Museum of Modern Arts and other important cultural institutions.

Buenos Aires Design’s total built-up area is 31,645 square meters consisting of 13,988 square meters of gross leasable area. The shopping center has 6 restaurants -being Hard Rock Café the most important one- and a terrace covering about 3,700 square meters. The shopping center has two floors and 174 paying parking lots. Buenos Aires Design aims at medium-high income visitors aged 25 to 45 years.

During the fiscal year ended June 30, 2007, the visitors of the shopping center generated nominal retail sales totaling about Ps 110.7 million, representing sales of Ps. 7,916 per square meter. Total revenues from leases increased from about Ps. 8.6 million for the fiscal year ended June 30, 2006, to Ps. 10.4 million for the fiscal year ended June 30, 2007, thus representing monthly sales per square meter of gross leasable area of Ps. 49.2 in 2006 and Ps. 61.7 in 2007.

As of June 30, 2007, occupancy rate was 100%.

Five Most Important Tenants in Buenos Aires Design

The five most important tenants in Buenos Aires Design (in terms of sales at this shopping center) accounted for about 29.5% of the gross leasable area as of June 30, 2007, and they represented about 17.6% of the annual base rent for the fiscal year as of such date.

The following table includes some information on the five most important tenants in Buenos Aires Design as of June 30, 2007.

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(m2)	(%)
Garbarino	Houseware	193.82	1.4
Morph	Anchor stores	1,032.32	7.4
Barugel Azulay	Home	311.80	2.2
Hard Rock Café	Restaurants	1,687.23	12.1
Primafila	Restaurants	904.39	6.5
Total		4,129.56	29.5

Tenants Mix of Buenos Aires Design

The following table provides the mix of tenants of Buenos Aires Design by type of activity:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(m2)	(%)
Home	6,504.55	46.5
Restaurants	3,538.68	25.3
Anchor stores	3,073.39	22.0
Miscellaneous	452.88	3.2
Houseware	381.79	2.7
Services	36.50	0.3
Total	13,987.79	100.0

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Buenos Aires Design Revenues

The following table shows certain information regarding the revenues of Buenos Aires Design during the related fiscal years:

	Fiscal year ended June 30, (1)
	2005(1)	2006(1)	2007(1)
	(in thousands of Argentine pesos)
Revenues:
Base rent	4,130.4	5,130.7	6,495.6
Percentage rent (2)	996.5	1,060.1	1,003.5
Total rent	5,126.9	6,190.8	7,499.1
Revenues from admission rights (3)	710.5	1,129.1	1,365.3
Management fees	153.0	183.8	459.8
Parking	930.2	930.7	989.2
Other	161.7	184.5	45.3
Total	7,082.3	8,618.9	10,358.7

(1)	It does not reflect our interest in the property.

(2)	The percentage rent is the revenues proportional to the tenant’s gross sales.

(3)	The admission right is the amount that a tenant should pay to enter into or renew a lease agreement.

Lease expiration for Buenos Aires Design

The following table includes the lease expiration for Buenos Aires Design during the related periods for leases effective June 30, 2007, assuming that none of these tenants will exercise their option to extend or terminate in advance their lease agreements:

Lease Agreements Expiry:	Number of Lease Agreements to Expire (2)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire (1)	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps.)	(%)
2008	36	6,557	47	1,508,777	17
2009	16	3,047	22	3,583,888	41
2010	7	1,973	14	1,666,213	19
2011 and subsequent years	2	2,410	17	1,925,000	22
Total	61	13,987	100	8,683,878	100

(1)	It does not reflect our holding in the property.

(2)	Including vacant stores as of June 30, 2007. One lease agreement may be related to one or more stores.

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Paseo Alcorta, Buenos Aires City

Paseo Alcorta is a shopping center with 113 stores, which was opened in 1992, located in the residential Palermo Chico neighborhood, it is one of the most exclusive areas in Buenos Aires City and it is near to the downtown area. Paseo Alcorta’s total built-up area is about 54,728 square meters consisting in 14,403 square meters of gross leasable area. Paseo Alcorta includes a four-screen multiplex cinema, a food court with 17 restaurants, and the Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies, but it bears the proportional portion of the shopping center’s condominium expenses. Paseo Alcorta has three floors and a free parking area with room for about 1,300 vehicles. The center aims at high-income visitors aged 34 to 54 years.

During the fiscal year ended June 30, 2007, the visitors of the shopping center generated nominal retail sales totaling about Ps 321.9 million, representing sales of Ps 22,352 per square meter. Total revenues from leases increased from about Ps 24.6 million for the fiscal year ended June 30, 2006, to Ps 31.2 million for the fiscal year ended June 30, 2007, thus representing monthly revenues per square meter of gross leasable area for Ps 139.2 in 2006 and Ps 180.8 in 2007.

As of June 30, 2007, occupancy rate was 99.0%.

Five Most Important Tenants in Paseo Alcorta

The five most important tenants in Paseo Alcorta (in terms of sales of this shopping center) accounted for about 19.3% of the gross leaseable area as of June 30, 2007, and they represented about 9.3% of the annual base rent for the fiscal year ended as of such date.

The following table shows certain information regarding the five most important tenants in Paseo Alcorta as of June 30, 2007:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(m2)	(%)
Zara	Clothes and footwear	1,100.40	7.6
Fravega	Houseware	210.79	1.5
Kartun	Miscellaneous	230.00	1.6
Etiqueta Negra	Clothes and footwear	248.89	1.7
Musimundo	Miscellaneous	987,33	6.9
Total		2,777.41	19.3

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Tenants Mix of Paseo Alcorta

The following table provides the mix of tenants of Paseo Alcorta by type of activity:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(m2)	(%)
Clothes and footwear	7,565.52	52.5
Miscellaneous	2,081.01	14.4
Services	1,777.72	12.3
Entertainment	1,183.00	8.2
Restaurants	1,139.36	7.9
Home	445.93	3.1
Houseware	210.79	1.5
Total	14,403.33	100.0

Paseo Alcorta Revenues

The following table shows certain information regarding the revenues of Paseo Alcorta during the related fiscal years:

	Fiscal year ended June 30,
	2005	2006	2007
	(in thousands of Argentine pesos)
Revenues:
Base rent	11,585.0	14,193.5	18,184.1
Percentage rent (1)	4,826.9	5,813.5	6,684.2
Total rent	16,411.9	20,007.0	24,868.3
Revenues from admission rights (2)	2,788.1	3,941.3	5,007.2
Management fees	212.5	212.5	360.0
Other	321.4	400.7	1,005.4
Total	19,733.9	24,561.5	31,241.9

(1)	The percentage rent is the revenues proportional to the tenant’s gross sales.

(2)	The admission right is the amount that a tenant should pay to enter into or renew a lease agreement.

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Lease expiration for Paseo Alcorta

The following table includes the lease expiration for Paseo Alcorta during the related periods, for leases effective June 30, 2007, assuming that none of these tenants will exercise their option to extend or terminate in advance their lease agreements:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps)	(%)
2008	62	8,421	58	5,381,307	20
2009	33	2,960	21	9,078,868	34
2010	14	1,388	10	7,622,942	29
2011 and subsequent years	4	1,635	11	4,265,000	16
Total	113	14,404	100	26,348,117	99

(1)	Including vacant stores as of June 30, 2007. One lease agreement may be related to one or more stores.

Patio Bullrich, Buenos Aires City

Patio Bullrich is a shopping center opened in 1988 and it has 83 stores. Patio Bullrich was the first shopping center to start operations in Buenos Aires City. Our company acquired Patio Bullrich on October 1, 1998, for USD 72.3 million.

Patio Bullrich is located in the Recoleta neighborhood, one of the most prosperous areas in Buenos Aires City. This district is a residential, cultural, and tourist area including top-notch residential properties, historical landmarks, museums, theatres and embassies. The shopping center is located close to the most prestigious hotels in Buenos Aires and close to subways, buses and trains. In addition, it is only a ten-minute drive from downtown Buenos Aires.

Patio Bullrich has a total built-up area of 28,211 square meters, including 10,978 square meters of gross leasable area and common areas of 12,125 square meters. The shopping center includes six-screen multiplex cinema for 1,381 viewers, an entertainment area of 1,444 square meters and a food court with 15 restaurants. It has 4 floors and a pay parking lot with space for 212 vehicles and an area of 4,825 square meters.

Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter, its customers are from the upper class.

During the fiscal year ended June 30, 2007, the visitors of the shopping center generated nominal retail sales totaling about Ps. 226.2 million, representing sales of Ps. 20,606 per square meter. Total revenues from leases increased from about Ps. 21.4 million for the fiscal year ended June 30, 2006, to Ps. 25.4 million for the fiscal year ended June 30, 2007, thus representing monthly revenues per square meter of gross leasable area for Ps. 166.1 in 2006 and Ps. 192.6 in 2007.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

As of June 30, 2007, occupancy rate was 100%.

Five Most Important Tenants of Patio Bullrich

The five most important tenants in Patio Bullrich (in terms of sales of this shopping center) accounted for about 14.8% of the gross leaseable area as of June 30, 2007, and they represented about 9.4% of the annual base rent for the fiscal year ended as of such date.

The following table shows the five most important tenants of Patio Bullrich as of June 30, 2007:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(m2)	(%)
Etiqueta Negra	Clothes and footwear	576.10	5.7
Rouge internacional	Miscellaneous	469.96	4.7
Christian Dior	Clothes and footwear	86.53	0.9
Rhapsodia	Clothes and footwear	279.50	2.8
Casa López	Clothes and footwear	83.54	0.8
Total		1,495.63	14.9

Tenants Mix of Patio Bullrich

The following table provides the mix of tenants of Patio Bullrich by type of activity:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(m2)	(%)
Clothes and footwear	4,295.70	39.1
Entertainment	3,240.53	29.5
Miscellaneous	1,644.87	15.0
Restaurants	1,215.77	11.1
Home	238.02	2.2
Services	200.04	1.8
Anchor store	142.66	1.3
Total	10,977.59	100.0

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Patio Bullrich Revenues

The following table shows certain information regarding the revenues of Patio Bullrich during the related fiscal years:

	Fiscal year ended June 30,
	2005	2006	2007
	(in thousands of Argentine pesos)
Revenues:
Base rent	8,885.5	11,276.2	13,774.6
Percentage rent (1)	4,024.6	4,153.1	4,335.9
Total rent	12,910.1	15,429.3	18,110.5
Revenues from admission rights (2)	2,780.7	3,829.0	4,405.8
Management fees	480.0	480.0	690.0
Parking	1,479.9	1,589.6	1,722.3
Other	168.3	96.6	439.4
Total	17,819.0	21,424.5	25,368.0

(1)	The percentage rent is the revenues proportional to the tenant’s gross sales.

(2)	The admission right is the amount that a tenant should pay to enter into or renew a lease agreement.

Lease expiration for Patio Bullrich

The following table includes the lease expiration for Patio Bullrich during the related periods for leases effective June 30, 2007, assuming that none of these tenants will exercise their option to extend or terminate in advance their lease agreements:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps)	(%)
2008	60	9,360	85	4,907,484	36
2009	14	947	9	4,970,187	36
2010	9	671	6	3,754,560	28
2011 and subsequent years	—	—	—	—	—
Total	83	10,978	100	13,632,231	100

(1)	Including vacant stores as of June 30, 2007. One lease agreement may be related to one or more stores.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Alto Noa, City of Salta

Alo Noa is a shopping center which was opened in 1994, it houses 84 stores and it is located in the City of Salta, capital city of the province of Salta in the North Western region of Argentina. The population of the province of Salta is about 1.1 million, out of which about 0.5 million inhabitants live in the City of Salta. The shopping center’s total built-up area is about 41,700 square meters consisting in 18,831 square meters of gross leasable area. Alto Noa’s food court has 13 restaurants, a major recreational facility, one supermarket and an eight-screen multiplex cinema. The center has one floor and it offers free parking lots for 551 vehicles. The center aims at middle-income visitors aged 28 to 40 years.

On May 29, 1998, we entered into a lending facility agreement with Hoyts providing the terms and conditions for the construction and lease of the Alto Noa cinemas complex. Pursuant to this agreement, Hoyts agreed to finance up to USD 4.0 million of the cost of constructing the sector where the movie theaters operate. The construction of the cinemas complex concluded in August 2000; from then on, Hoyts started to lease the area for 10 years renewable at Hoyts’s choice for 2 ten-year consecutive periods. The total amount disbursed was USD 4.0 million as of October 2000. The loan accrues interest at LIBOR over 180 days plus 2.25%. Under the terms and conditions of the agreement, the loan is being paid by offsetting against Hoyts’s lease. The total pending amount under this loan as of June 30, 2007, was Ps. 3.8 million. If after 30 years of lease, the loan has not been fully repaid, the remaining amount shall become due and payable. Pursuant to Presidential Decree No. 214/2002, the loans and lease agreements, which had been originally denominated in US dollars, were converted into pesos.

During the fiscal year ended June 30, 2007, the visitors of the shopping center generated nominal retail sales totaling about Ps. 130.3 million, representing sales of Ps. 6,920 per square meter. Total revenues from leases increased from about Ps. 5.2 million for the fiscal year ended June 30, 2006, to Ps. 6.6 million for the fiscal year ended June 30, 2007, thus representing monthly revenues per square meter of gross leasable area for Ps. 23.3 in 2006 and Ps. 29.4 in 2007.

As of June 30, 2007, occupancy rate was 100.0%.

Five Most Important Tenants of Alto Noa

The five most important tenants in Alto Noa (in terms of sales of this shopping center) accounted for about 32.8% of the gross leaseable area as of June 30, 2007, and they represented about 8.0% of the annual base rent for the fiscal year ended as of such date.

The following table shows the five most important tenants of Alto Noa as of June 30, 2007:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(m2)	(%)
Supermercado Norte	Supermarket	3,080.54	16.4
Garbarino	Houseware	408.34	2.2
Fravega	Houseware	403.00	2.1
Slots	Entertainment	468.70	2.5
Y.P.F.	Services	1,812.50	9.6
Total		6,173.08	32.8

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Tenants Mix of Alto Noa

The following table provides the mix of tenants by type of activity for Alto Noa:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(m2)	(%)
Entertainment	6,119.16	32.5
Clothes and footwear	3,184.85	16.9
Anchor stores	3,080.54	16.4
Services	2,345.71	12.5
Miscellaneous	1,652.17	8.8
Restaurants	1,240.25	6.6
Houseware	811.34	4.3
Home	397.45	2.1
Total	18,831.47	100.1

Alto Noa Revenues

The following table shows certain information regarding the revenues of Alto Noa during the related fiscal years:

	Fiscal year ended June 30,
	2005	2006	2007
	(in thousands of Argentine pesos)
Revenues:
Base rent	2,677.6	3,711.4	4,454.1
Percentage rent (1)	871.3	1,367.7	1,659.7
Total rent	3,548.9	5,079.1	6,113.7
Revenues from admission rights (2)	96.5	178.8	362.4
Other	184.0	(14.7)	159.2
Total	3,829.4	5,243.2	6,635.3

(1)	The percentage rent is the revenues proportional to the tenant’s gross sales.

(2)	The admission right is the amount that a tenant should pay to enter into or renew a lease agreement.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Lease expiration for Alto Noa

The following table includes the lease expiration for Alto Noa during the related periods, for leases effective June 30, 2007, assuming that none of these tenants will exercise their option to extend or terminate in advance their lease agreements:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps)	(%)
2008	50	8,826	47	871,996	20
2009	26	2,447	13	2,087,749	48
2010	6	4,071	22	1,320,500	30
2011 and subsequent years	2	3,488	19	112,500	3
Total	84	18,832	101	4,392,745	101

(1)	Including vacant stores as of June 30, 2007. One lease agreement may be related to one or more stores.

Mendoza Plaza, City of Mendoza

Mendoza Plaza is a shopping center with 148 stores opened in 1992 and located in the City of Mendoza, the capital city of the Province of Mendoza. As of June 30, 2007, our interest in Mendoza Plaza Shopping S.A. was 85.4%. The other shareholder of Mendoza Plaza Shopping S.A. is Inversiones Falabella S.A. with a 14.6% interest. The City of Mendoza has a population of about 1.0 million, which makes it the fourth largest city in Argentina. Mendoza Plaza has 39,392 square meters of gross leasable area. Mendoza Plaza has ten-screen multiplex cinema covering a total area of 3,659 square meters, the Chilean department store Falabella, a food court with 21 restaurants, an entertainment center and a supermarket, which is also a tenant. The shopping center is made up by 2 floors and it provides free parking lots for 2,600 vehicles. The center aims at middle-income visitors aged 28 to 40 years.

During the fiscal year ended June 30, 2007, the visitors of the shopping center generated nominal retail sales totaling about Ps 337.8 million, representing sales of Ps 8,574 per square meter. Total revenues from leases increased from Ps 14.6 million for the fiscal year ended June 30, 2006, to Ps 18.8 million for the fiscal year ended June 30, 2007, thus representing monthly revenues per square meter of gross leaseable area for Ps 31.2 in 2006 and Ps 39.7 in 2007.

As of June 30, 2007, occupancy rate was 95.9%.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Five Most Important Tenants in Mendoza Plaza

The five most important tenants in Mendoza Plaza (in terms of sales of this shopping center) accounted for about 33.7% of the gross leasable area as of June 30, 2007, and they represented about 22.3% of the annual base rent for the fiscal year ended as of such date.

The following table shows the five most important tenants of Mendoza Plaza as of June 30, 2007:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(m2)	(%)
Falabella	Anchor stores	6,970.01	17.7
Super Vea Plaza	Anchor stores	4,419.08	11.2
Garbarino	Houseware	813.90	2.1
Fravega	Houseware	469.37	1.2
Red Megatone	Houseware	588.70	1.5
Total		13,261.06	33.7

Tenants Mix of Mendoza Plaza

The following table provides the mix of tenants by type of activity for Mendoza Plaza:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(m2)	(%)
Anchor stores	11,389.09	28.9
Clothes and footwear	9,820.92	24.9
Entertainment	9,506.71	24.1
Restaurants	3,249.32	8.2
Miscellaneous	2,608.53	6.6
Houseware	1,871.97	4.8
Services	655.48	1.7
Home	290.45	0.7
Total	39,392.47	99.9

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Mendoza Plaza Revenues

The following table shows certain information regarding the revenues of Mendoza Plaza during the related fiscal years:

	Fiscal year ended June 30,
	2005	2006	2007
	(in thousands of Argentine pesos)
Revenues:
Base rent	5,301.8	8,843.5	11,041.2
Percentage rent (1)	2,257.3	3,552.8	4,906.5
Total rent	7,559.1	12,396.3	15,947.7
Revenues from admission rights (2)	594.8	1,425.4	2,000.9
Management fees	169.7	292.7	367.1
Other	888.5	521.2	463.6
Total	9,212.1	14,635.6	18,779.3

(1)	The percental lease is made up by the revenues established on the basis of a specific percentage of the tenant’s gross sales.

(2)	The admission right is the amount that a tenant should pay to enter into or renew a lease agreement.

Lease expiration for Mendoza Plaza

The following table includes the lease expiration for Mendoza Plaza during the related periods, for leases effective June 30, 2007, assuming that none of these tenants will exercise their option to extend or terminate in advance their lease agreements:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps)	(%)
2008	105	26,893	68	3,162,044	28
2009	34	5,734	15	4,799,710	43
2010	7	951	2	1,427,153	13
2011 and subsequent years	2	5,815	15	1,848,000	16
Total	148	39,393	100	11,236,907	100

(1)	Including vacant stores as of June 30, 2007. One lease agreement may be related to one or more stores.

Alto Rosario, City of Rosario

Alto Rosario is a shopping center with 146 stores located in the City of Rosario, the third largest city in Argentina in terms of population. Alto Rosario’s total built-up area is about 105,809 square meters consisting in 30,261 square meters of gross leasable area. Alto Rosario has one food court with 17 restaurants, a large recreation facility, one supermarket and Showcase cinema with 14 state-of-the-art movie theatre. The shopping center is made up by one floor and it provides free parking lots for 1,736 vehicles. The center aims at middle-income visitors aged 28 to 40 years.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

During the fiscal year ended June 30, 2007, the visitors of the shopping center generated nominal retail sales totaling about Ps 204.4 million, representing sales of Ps 6,756 per square meter. Total revenues from leases increased from Ps 11.8 million for the fiscal year ended June 30, 2006, to Ps 15.5 million for the fiscal year ended June 30, 2007, thus representing monthly revenues per square meter of gross leasable area of Ps 32.8 in 2006 and Ps 42.6 in 2007.

As of June 30, 2007, occupancy rate was 93.4%.

Five Most Important Tenants in Alto Rosario

The five most important tenants in Alto Rosario (in terms of sales of this shopping center) accounted for about 6.5% of the gross leasable area as of June 30, 2007, and they represented about 6.9% of the annual base rent for the fiscal year ended as of such date.

The following table shows the five most important tenants of Alto Rosario as of June 30, 2007:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(m2)	(%)
Fravega	Houseware	454.40	1.5
Sport 78	Clothes and footwear	612.50	2.0
Compumundo	Miscellaneous	232.50	0.8
Red Megatone	Houseware	406.50	1.3
Mc Donald´s	Food	254.80	0.8
Total		1,960.70	6.4

Tenants Mix of Alto Rosario

The following table provides the mix of tenants by type of activity for Alto Rosario:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(m2)	(%)
Entertainment	11,657.30	37.0
Clothes and footwear	9,665.62	30.7
Services	3,167.29	10.0
Miscellaneous	2,314.30	7.3
Restaurants	2,236.80	7.1
Anchor stores	1,295.00	4.1
Houseware	860.90	2.7
Home	324.35	1.0
Total	31,521.56	99.9

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Alto Rosario Revenues

The following table shows certain information regarding the revenues of Alto Rosario during the related fiscal years:

	Fiscal year ended June 30,
	2005	2006	2007
	(in thousands of Argentine pesos)
Revenues:
Base rent	4,132.6	8,335.2	9,318.9
Percentage rent (1)	637.3	2,447.7	4,756.3
Total rent	4,769.9	10,782.9	14,075.2
Revenues from admission rights (2)	362.4	502.6	596.6
Management fees	240.0	360.0	420.0
Other	124.7	177.9	372.3
Total	5,497.0	11,823.4	15,464.5

(1)	The percentage rent is the revenues proportional to the tenant’s gross sales.

(2)	The admission right is the amount that a tenant should pay to enter into or renew a lease agreement.

Lease expiration for Alto Rosario

The following table includes the lease expiration for Alto Rosario during the related periods, for leases effective June 30, 2007, assuming that none of these tenants will exercise their option to extend or terminate in advance their lease agreements:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps)	(%)
2007	107	13,810	46	7,606,288	59
2008	31	4,980	16	3,624,803	28
2009	5	2,177	7	1,236,328	10
2010 and subsequent years	3	9,295	31	495,025	4
Total	146	30,262	100	12,962,444	101

(1)	Including vacant stores as of June 30, 2007. One lease agreement may be related to one or more stores.

Córdoba Shopping Villa Cabrera

In July 7, 2006, we executed an agreement jointly with Alto Palermo S.A. for the purchase of all shares held by Empalme S.A.I.C.F.A. y G., the company owning Córdoba Shopping Villa Cabrera. The price agreed upon for such transaction was set at a gross amount of USD 12.0 million plus a variable amount (originally established in the contract), that was determined at Ps. 4.0 million. The Company’s incorporation was effective on December 31, 2006. To date, our company and our subsidiary Shopping Alto Palermo S.A. paid over USD 6.0 million and the amount related to the “year-end adjustment”. As of June 30, 2007, three installments of USD 2.0 million are pending of payment; such installments will become due and payable semi-annually as from December 2007, accruing interest at 6.0% p.a. To secure the unpaid payment price, we have pledged in favor of the sellers 100% of our equity interests in Empalme. Upon repaying each of the remaining installments, the encumbrance will be gradually lifted.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Córdoba Shopping Villa Cabrera is a shopping center with a total area of 35,000 square meters, covering 106 stores, multiplex cinema with 12 movie theatres and 1,500 parking lots, located in the Villa Cabrera neighborhood in the City of Córdoba. This investment represents a growth opportunity for us in the shopping center segment in line with our strategy to expand and be present in the main markets of the interior of Argentina.

We have not included any comparative tables (as the ones for the rest of our shopping centers) since we concluded this acquisition and started the administration and operations in December 2006.

Undeveloped Properties and New Projects

The following properties are undeveloped or currently under development:

•

Panamerican Mall. Project In December 2006 we executed a series of construction, sale, and management agreements of the new shopping center to be developed in the neighborhood of Saavedra, in the City of Buenos Aires, by Panamerican Mall S.A., a company recently organized in which we hold an 80% interest. The project includes the construction of a shopping center, a hypermarket, a multiplex cinema, an office building, and/or a residential building. This is one of the most important projects for the Company. We have already started the construction works of the shopping center and we expect to open it between November 2008 and April 2009.

•

Caballito Project. We own a plot of land of approximately 25,539 square meters in the City of Buenos Aires, in the Caballito neighborhood, one of the most densely populated areas in the City. This plot could be used to build a shopping center of about 30,000 square meters, including a hypermarket. We have not been granted the required authorization by the City of Buenos Aires to develop the center in this plot and, to date, we may not guarantee that such authorization will be obtained.

•

Acquisition of a real property unit in the Province of Córdoba and Patio Olmos Project. In November 2006, Alto Palermo S.A. participated in the public bid carried out by Corporación Inmobiliaria Córdoba S.A. to sell the property known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has an area of 5,147 square meters and part of the shopping center known as “Patio Olmos” is currently operating in the building, developed in four store floors and two parking area basements. The shopping center that also occupies two adjoining properties has a multiplex cinema and a commercial annex linked to the sector in the bid and they are related to one another by easement agreements. The property is under a concession agreement, which the Company will be assigned, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property.

The offer made by the Company for the purchase of this real property was Ps 32.5 million. On November 20, 2006, we were advised of the award of the bidding to APSA, having duly paid Ps 9.7 million, related to 30% of the total amount to be disbursed, as per the requirements established in the bidding terms and conditions. The pending amount will be paid over when the title deed is executed; as of the date of issuance of these financial statements such deed had not been signed yet.

Likewise, on January 15, 2007, we were notified by the National Anti-Trust Commission of two claims made with such agency by an individual and by the shopping center concession

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

agent as regards this transaction. On February 1, 2007, we responded the abovementioned claims. On June 26, 2007, we were notified of a resolution issued by such agency resolving to open the summary proceedings under case file No. S01:0491102/2006 of the Registry to the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No 25,156 (C 1163)” under section 30, Law No. 25,156.

•

Coto Residential Project. We own an air space of about 24,000 square meters on the top area of Coto hypermarket, close to our Abasto shopping center, in downtown Buenos Aires. This plot could be used to built 15,500 square meters of residential properties.

•

Torres Rosario Project. We own a plot of land of about 50,000 square meters in the City of Rosario, where the Alto Rosario shopping center is located. We intend to build a residential complex in this plot.

•

Shopping Neuquén. The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a shopping center would be built. The project contemplates the building of a shopping center, a hypermarket, a hotel and a housing complex.

During June 2001, Shopping Neuquén S.A. had file a request with the Municipality of Neuquén to extend the original construction schedule and an authorization to be allowed to transfer to third parties some of the plots of land into which such plot is divided. Such request was originally rejected by the Municipal Executive by Decree No. 1437/02 which had likewise declared the forfeiture of rights emerging from Ordinance No. 5178, forfeiting the improvements introduced and the expenses made in favor of the Municipality of Neuquén, not entitled to indemnification or claim whatsoever by the Company, thus terminating the agreements to purchase the plot.

In response to the abovementioned Decree, Shopping Neuquén S.A. had requested on January 21, 2003, that the administrative action be revoked, offered and attached documentary evidence including the reasons to request such annulment. It also requested to be allowed to submit a new term schedule which would be prepared in line with the current scenario and including reasonable short- and medium-term projections. The Municipal Executive rejected the recourse referred to above through Decree No. 585/2003. Consequently, on September 25, 2003, Shopping Neuquén S.A. filed an “Administrative Procedural Action” with the High Court of Neuquén requesting -among other issues- the annulment of Decrees No. 1437/2002 and 585/2003 that the Municipal Executive had issued. On December 21, 2004, Shopping Neuquén S.A. was notified of a resolution from the High Court of Neuquén communicating the expiry of the administrative procedural action that the Company had filed against the Municipality of Neuquén. The Company file an extraordinary appeal for the case to be sent to the Argentine Supreme Court, which to date has not been resolved.

Finally, on December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and the Province of Neuquén whereby the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built. Such agreement was ratified by the Municipal Council of Neuquén and the ordinance that was issued was passed by the Municipal Executive on January 12, 2007.

The agreement provides that Shopping Neuquén S.A. shall file a new preliminary urban project together with an adaptation to the environmental impact study and a subdivision plan

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

of the property within 120 days after executing the agreement. The draft project should be approved by the Municipality of Neuquén within 30 days after being submitted and, once approved, within 150 days, the Company should submit to the Municipality the respective blueprints of the works. Once the blueprints have been registered by the Municipality, works shall start no later than 90 days, as from such registration date. The first stage of the works (providing for the minimum construction of 21,000 square meters for the shopping center and 10,000 square meters for the hypermarket) should be concluded in a maximum 22-month term as from the construction starting date. In case of default in any of the terms and conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect.

On March 28, 2007, the Company submitted to the Municipality of Neuquén a new draft project and the extension to the environmental impact study. On May 10, 2007, the Municipality of Neuquén, before issuing an opinion on the feasibility of the draft project submitted, required certain explanations and made certain comments and recommendations so that the Company responds to such matter within a reasonable time. The Company is currently working in such sense to provide the due reply to the Municipality. In the meantime, the 30-day term in which the Municipality should declare the feasibility of the new draft project and extension of the environmental impact study as provided by covenant three of the previously mentioned agreement has been suspended.

The previously mentioned agreement is subject to whether the Municipality declares the feasibility of the draft project submitted and to whether such decision is accepted by Shopping Neuquén S.A. in the terms and conditions in which it was issued, otherwise the agreement will terminate.

Likewise, on December 13, 2006, Shopping Neuquén S.A. entered into a pre-purchase agreement with P.Y.E. Sociedad Anónima for the plot E-UNO that is conditioned upon the acquiring Company earmarking the lot exclusively for the construction of a hotel. The plot has a total area of 4,332.04 square meters and the sale price was established at USD 119,131.10. The title deed and the conveyance of possession shall take place 60 days after the date on which the agreed-upon conditions have been complied with. The transaction is subject to certain conditions precedent, among which, we find the approval by the Municipality of Neuquén of the new draft project that should be submitted by the Company, as described in the preceding paragraph.

Credit Card Transactions

Through our subsidiary Tarshop, in which we hold an 80% interest, we participate in the credit card business by the issuance of our Tarjeta Shopping and Tarjeta Metroshop. These credit cards have a major presence in our shopping centers as well as in the hypermarkets and different strategic points in Argentina. Likewise, in order to increase the sales and traffic in our shopping centers, we also seek to achieve a financial yield upon facilitating credit to the public segment not using bank services.

We aim at all the customers of our shopping centers as well as at hypermarket customers and customers in different strategic points in Argentina. We attract customers by offering a credit card that is easy to obtain and use, and through promotions that are adequate to the commercial needs of our tenants and who are also considered by our customers as the best payment means to be used. One of the most important benefits granted to customers is the welcome discount providing customers with a

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

10% discount in all the purchases they make on the first day. One of the most aggressive promotions includes the discount of up to 20% in stores participating in the promotion on a rotation basis, thus reaching accessible prices for all the customer segments. Several Tarjeta Shopping customers also have access to the ATM networks Banelco and Link, allowing them to withdraw cash from any ATM in Argentina.

We periodically consider strategic alternatives in connection with our investment in Tarshop which, owing to its recent growth in terms of size and profits, represents an increasing competition with considerably large credit card companies. Consequently, we are currently considering alternatives to maximize the value of our investment in Tarshop including its possible merger with another entity participating in the credit card sector or its sale to such entity.

History of Our Credit Card Business

The credit card business in Argentina started in the 1960s, but its use was limited until the early 1980s, when companies such as Visa and Master Card started operating in the Argentine market. During that first stage, and as a result of the inflationary economy, the surcharges imposed by stores on credit card sales were prohibitive and slowed down the growth of the business in Argentina. As from the implementation of the Convertibility Plan (currency board) in April 1991, inflation was controlled and financing for consumption in Argentine pesos and US dollars developed rapidly in that scenario.

Tarjeta Shopping was introduced in 1996 with the main purpose of developing a private credit card that could be offered to the customers of the Alto Avellaneda shopping center and be accepted at all its stores, including the Wal-Mart hypermarket, close to the shopping center. In the light of the initial success of Tarjeta Shopping in Alto Avellaneda, we decided to use it as our platform to expand our credit card business to our shopping centers.

In late 2004, we introduced our Tarjeta Metroshop by organizing Metronec S.A., a company that issued the credit card Tarjeta Subtecard, in which we hold a 50% interest. The credit card Tarjeta Metroshop has the same features and benefits as Tarjeta Shopping and Tarjeta Subtecard. Tarjeta Metroshop allows us to access the users of the Buenos Aires subway network and the General Urquiza railway line. Likewise, the holders of Tarjeta Metroshop may pay their charges at our own branches, subway station ticket offices and other collecting agencies, apart from participating in exclusive promotions and customized financing plans. This alliance allows us to develop a credit on consumption business using captive customers and the experience and know-how in the sale of financial products in high-transit areas, and the use in over 37,000 stores, the best chains and the Banelco and Link networks.

At present, Metroshop has 11 branches at the main stations of the A, B, C, and D subway lines, and in points in downtown Buenos Aires, and one point in the city of Mar del Plata and another one in the City of Resistencia (Province of Chaco), and in over 20 outsourced points of sale located in the Buenos Aires subway network.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

As from 2003, our credit card business expanded its members and area of influence, particularly in the southern area of Buenos Aires and other provinces. For the fiscal years ended June 30, 2005, 2006, and 2007, the evolution of Tarshop’s customers has been as follows:

Fiscal year ended June 30,	Shopping Centers	Stores on streets and other stores outside shopping centers
2005	28.1%	116.1%
2006	16.0%	84.0%
2007	13.9%	73.7%

Our Tarjeta Shopping is one of the most important credit cards at the Alto Avellaneda shopping center with over 29% of sales carried out with credit card and at the Abasto de Buenos Aires shopping center, where its share totals 14%. Also, Tarjeta Shopping increased its customers to almost 700,000 accounts in June 2007, with the enablement of over 70% of the sales amounting to about Ps 1.2 billion p.a. and over 37,000 stores on the network.

Information on the growth of our credit card business for the fiscal years indicated is disclosed below:

	Fiscal year ended June 30,
	2005	2006
	(in millions of constant Ps)
Revenues:
Interest collected	14.8	29.9
Stores’ commissions	14.7	22.7
Other fees and commissions	0.0	0.1
Compensatory, penalty, and other interest	3.1	5.9
Account maintenance charges	12.7	22.2
Life and disability insurance charges	19.4	41.6
Metroshop revenues	0.1	0.4
Other services	0.0	0.1
Reissued credit cards	0.0	0.1
Total	64.8	123.0
Credit card credits (1)	209.2	384.6
Issued credit cards	0.4	0.5
Branches (2)	19	20
Stores in the network (2)	21,500	25,900

(1)	Including securitized portion.

(2)	In constant Ps.

The information related to the growth of our credit card business for the fiscal year ended June 30, 2007, as per the last revenue reclassification in the financial statements of Tarshop is disclosed below:

Fiscal year ended June 30, 2007
(in millions of constant Ps)
Fees to stores and loans	38.2
Service charge income	74.2
Interest	70.2
Other service charge income	2.6
Renewal of plastics	1.5
Account statements	32.0
Metroshop services income	0.7
Net income from Tarjeta Shopping	219.5

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Distribution Network

At present, Tarjeta Shopping has 23 branches, including those located in our shopping centers Alto Avellaneda, Alto Palermo, Abasto, and Paseo Alcorta, as well as stores on the street in the main commercial areas as in the district of Avellaneda, in downtown Buenos Aires, and in the districts of Lomas de Zamora, Morón, Quilmes, Liniers, Moreno, and Merlo, among others. It also has branches in the provinces of Córdoba, Tucumán, Salta, and in the City of San Salvador de Jujuy. This growth is paired with the incorporation of the Concepción de Tucumán branch.

We also have stands for promotion, account opening, and delivery of cards at the Wal-Mart hypermarket in Avellaneda, at Coto supermarkets in the districts of Lanús, Sarandí, and Temperley, and at the supermarket Hyper Libertar in Salta. We have concluded strategic alliances in points of sales of several major household appliance and scooter businesses, where cardholders may make purchases through the 1ra Operación (first transaction) system, whereby credit is obtained on demand without the need to have the card to make the first purchase.

Each branch is organized as an autonomous and independent business unit from the commercial standpoint, managing the resources necessary to achieve its commercial goals such as billing and opening of accounts. Also, Tarjeta Shopping has its own cashiers structure to collect the charges in card statements and to grant automatically loans in cash to customers, being the facilities and procedures to manage and transfer funds similar to those in bank branches.

Evaluation

The requests for issuance of credit products received through different recruitment channels are subject to the credit rating process. The steps met to develop the evaluation are grouped by activity as follows: verification and controls of the documentation filed, confirmations through the credit information hired by the Company from the different suppliers, mainly the use of different behavior information bases, validation of the data reported by the customer through telephone verifications. Once the verification of all the data to be used is completed, the account credit limit is analyzed and assessed.

Assignment of the Credit Limit

The limit assignment process consists in evaluating through parameters the amount to be granted as per the level of indebtedness, revenues and risk score. The calculation of revenues may consider one or more of the salaries of the family applying for the card, and each of them should provide evidence of the documentation as support therefor. The maximum limit that may be granted under the current credit policy is Ps 30,000. All the cases exceeding this amount should have the related authorization. Based on the information filed by the applicant, on the confirmations and verifications made, and, in the light of the inexistence of negative background, the applicant is assigned the credit limit based on the data analysis. It is assessed considering the parameters and requirements established by Tarshop in accordance with current policies. The credit limit amount assigned to an account is assessed by using a limit simulator; it is a program that calculates limits on the basis of variables predefined by zone, channel, and product.

Limit increase requests are evaluated on the basis of the applicant’s payment behavior and aging, and on his/her status in connection with the financial system. In addition, Tarshop periodically updates the credit limit of one account whether manually or massively based on analyses carried out by the Portfolio Maintenance and Analysis area considering different behavior variables or credit profile of the account holder.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Billing Cycle

Tarshop uses a single billing cycle closing on day 20 each month and establishes a date for the first due date from day 7 to 11 of the month subsequent to the closing. The statement states the first due date and the second due date with an interest surcharge on day 20 each month. Balances may be paid over in any branch of Tarshop or in any payment point of the mass collection agents hired by Tarshop to such end. Unpaid accounts as of day 20 become accounts in arrears, they are blocked for use until the balance is paid over.

Collections Process

The collection process is carried out in conformity with the strategy defined by the Risk Management area. It is divided into different past due statuses. Preemptive management tasks are also carried out through an automatic call system to all the accounts deemed by the Company as potentially risky (in arrears). The internal management process starts on day 23 each month being the Collections area Call Center in charge of telephone collection management. Such process is simultaneously supplemented by letters and automatic messages. The management is stepped up as the past-due term increases. In those cases in which internal management is ineffective, collection management at a pre-court stage is requested from external law firms hired therefor. After the pre-court management term has elapsed, the portfolio is analyzed and the accounts that may be subject to litigation are grouped. Those that do not meet the requirements to file a lawsuit are forwarded so that they can be managed by the Domicile Collectors area, which sends agents to visit customers in arrears. During the whole process we evaluate the use of mitigation tools, which may include from refinancing to discounts for settlements.

As to the allowance for loan losses, our policies are similar to those established by the BCRA (Central Bank of Argentina).

The following chart describes the allowance percentages calculated by Tarshop on the basis of BCRA regulations.

Status	Allowance (days)%
Performing	0 to 31	1
Inadequate compliance	32 to 90	5
Deficient compliance	91 to 180	25
Difficult recovery	181 to 365	50

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

We have included below a chart disclosing the information related to our credit card credits (including the securitized portion):

	June 30
	2006		2007
	(1)		(1)
Portfolio status
Performing (2)	338.6	88.2%	627.4	86.71%
Past due
31-89 days	13.3	3.5%	26.2	3.62%
90-180 days	16.8	4.4%	37.8	5.22%
181-365 days	15	3.9%	32.2	4.45%
Total	383.7	100.0%	723.6	100.00%
Over 365 days and in litigation (3)	35.5	—	55	—
Allowance for loan losses as % of past-due loans	—	29.49%	—	20.27%
Allowance for loan losses as % of all the loans	—	3.47%	—	2.69%

(1)	In millions of Ps.

(2)	Performing loans, past due up to 30 days.

(3)	These credits are subject to a 100% allowance for loan losses.

Funding and Securitization Activities

Tarshop’s main liquidity and capital resource needs include: payment of sales to retail stores, working capital needs, investment in new technology, opening and improvement of branches and cash maintenance to leverage opportunities as they occur. Tarshop has expanded its business significantly upon securitizing credit card credits under the Tarjeta Shopping Trust Program. Using this innovative financial engineering mechanism, Tarjeta Shopping has launched one of the largest issuances in the market and it successfully placed 33 series for over Ps 1.5 billion; likewise, it was granted the highest rating by Standard & Poor’s.

Throughout its history, Tarshop has incurred obligations that were mainly denominated in local currency and, to a lesser extent, in foreign currency, and on two occasions it has leveraged the coverage for its commitments incurred in foreign currency.

Securitization of Credit Portfolio

Tarshop has its own Global Trust Securities Issuance Program for Ps 900 million. To date, it has issued 33 series for Ps. 1,533 million in debt securities and certificates of participation. During the first half of 2007, it issued 4 series for Ps 261 million, while during the same period in 2006, it issued 3 series for Ps 99 million. Based on each structure, total terms range from 20 to 30 months. The nominal rates of bonds A and B are within 11% and 14%, respectively. All the issuances entail limits higher and lower than the rates of both bonds. Revolving and non-revolving structure A bonds were rated AAA by S&P.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Liquidity Policies

Tarshop’s liquidity policy is to maintain in cash and bank account balances an average of about Ps. 2.0 million, maintaining the rest in interest-earning accounts and mutual funds redeemable in 48 or 24 hours. All the balance and reserves are denominated in local currency.

Technology

Information systems are an essential element for credit card companies since a volume of transactions in constant expansion needs to be processed and exceptional transaction peaks need to be managed at certain key sales dates. This has led Tarjeta Shopping to put in place state-of-the-art technology from the very beginning. Such is the case that current data and transaction processing systems maintain all the branches linked through its own network allowing data management and transmission to occur quickly and confidentially. In addition, the member stores may effect online transactions 24/7 through any POS network operating in Argentina.

The extension of the Call Center, Credits sector and the opening of branches demanded a major investment in technology and communications, enabling an aggressive growth in the number of inquiries taken, accounts granted and an increase in transaction processing speed.

The area structure has 49 resources divided into three sectors: Systems Development, Technology, and Server Administration and Information Security. The business growth has allowed the Company to incorporate highly-trained professionals, and a better specialization and training of resources focused on working under international standards and best practices methodologies.

Tarjeta Shopping operates with proprietary information systems for the main processes, which were Developed and customized to the Company’s business. The main systems are developed in 4GL and Java languages with the Informix 10 database engine, currently being migrated to a new system developed on visual technologies on Oracle 10G databases. The platform of the main transaction systems is made up by SUN Spark severs, with Solaris 10 operating system.

All the business processes, including account origination and enablement, plastics issuance, validation of transactions, loan management, customer management, generation and printing of statements, payments, collections, administration, and management of customers in arrears are borne by these systems.

The technological infrastructure allows to capture and validate online purchases, receiving transactions through POS networks (mainly, Posnet and LaPos), and direct communication with the main hypermarkets and shopping networks vái X.25, as well as extraction transactions through the ATM networks Banelco and Link.

Thus, the information systems and equipment of Tarjeta Shopping are in line with the large credit cards, which will allow the Company to be consistent with its current cost structure, even maintaining the portfolio and accounts growth rate with which it has been developing.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Regulation

Credit Cards Law. Law No. 25,065, as amended by Law No. 26,010 governs the different aspects of the business known as “credit card system”. The provisions thereof establish the minimum contractual contents and approval thereof by the Argentine Department of Industry, Trade, and Mining, as well as the limitations in interest receivable from users and the commissions of stores within the system. Credit Cards Law is applicable to bank and nonbank cards, such as Tarjeta Shopping, issued by Tarshop.

Fibesa S.A.

Fibesa is one of our exclusive real estate agents regarding the shopping centers in which we hold a 99.99% interest.

In the twelve-month period ended June 30, 2007, Fibesa yielded revenues for Ps 13.3 million, 18.7% over the Ps 11.2 million obtained in the twelve-month period ended June 30, 2006.

Income for the fiscal year ended June 30, 2007, amounted to Ps 4.7 million as compared to income for Ps 3.7 million obtained during the twelve-month period ended June 30, 2006.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Execution of shared services agreement with IRSA and Cresud

Considering that our company, IRSA and Cresud own operating areas with certain similarities, the Board of Directors deemed it appropriate to implement alternatives allowing to reduce certain fixed costs of their activities so as to decrease their impact on the operating income (loss), leveraging and enhancing the individual efficiencies of each of them in the different areas that make up the operating management.

In this sense, a partial operating integration pilot test was launched in the Human Resources, Finance, Institutional Relations, Management, IT Systems, Insurance, Procurement, Contracts, and Operations areas, among others. Such tests have proven the feasibility of the implementation of the abovementioned project especially considering that it is not provided for in section 73 of in effect Decree No. 677/01, being an independent third party (Deloitte Argentina) appointed to prepare a study on the definition of liquidation terms guidelines and distribution bases for the implementation thereof. The Internal Audit and Corporate Services Management areas have been recently added to the above.

A Framework Agreement was thus executed to exchange corporate services related to the abovementioned areas; such agreement links tasks carried out by one or more companies. Such tasks will be primarily paid for through a compensation regarding a service rendering of any of the areas and, secondly, in the case of a difference between the value of the services rendered in cash among the companies involved. The Framework Agreement for the exchange of corporate services is effective for 24 months being automatically renewed for the same term except in the event of termination notified by any of the companies.

It should be noted that regardless of such operations both IRSA, Cresud, and APSA are absolutely independent in their strategic and commercial decisions, being the allocation of costs and benefits made on the basis of the operating efficiency and equity, without pursuing any individual economic benefits for the companies. The implementation of the project does not make it difficult to identify the economic transactions or services involved, nor does it harm the effectiveness of the internal control systems or the internal and external audit of each company, or the possibility to disclose the transactions related to the Contract as provided for in FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution 21. Thus, the General Coordinator appointed was Mr. Alejandro Gustavo Elsztain and the individual person in charge is Mr. Abraham Perelman.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

5.	Financial Review

Our total pending debt as of June 30, 2007, amounted to Ps 756.0 million, out of which 72.4% was debt denominated in US dollars and 27.6% was in Pesos.

Certain information on our debt as of June 30, 2007, and a description of the main components thereof are disclosed in the following table:

	Debt as of June 30, 2007
	Currency	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 5 years	Over 5 years	Total	Average rate
	(in thousands)
Bank and financial loans
Convertible Notes (1)	USD	6,483.3	—	—	—	146,076.0	152,559.3	10%
Class I Notes (1)	USD	4,059.6	—	—	—	371,160.0	375,219.6	7.88%
Class II Notes (1)	Ps	2,353.0	22,002.8	44,005.7	44,005.7	44,005.7	156,373.0	11%
Notes issuance expenses	Ps	(1,016.5)	(1,016.5)	(741.5)	(536.4)	(2,529.1)	(5,839.9)
Checking account Overdrafts	Ps	40,006.3	—	—	—	—	40,006.3	11%
Standard Bank (former Bank Boston)	Ps	8,500.0	2,800.0	—	—	—	11,300.0	14%
Banco Ciudad de Buenos Aires	Ps	1,926.0	2,200.1	597.2	—	—	4,723.3	13%
Other financial loans	USD	618.4	536.0	—	—	—	1,154.4
Other financial loans	Ps	90.8	—	—	—	—	90.8
Interest payable on account of financial trust	Ps	1,108.7	—	—	—	—	1,108.7
Other interest payable	Ps	593.4	—	—	—	—	593.4

Total bank and financial loans		64,723.0	26,522.4	43,861.4	43,469.3	558,712.6	737,288.7
Other loans
Mortgage loans	Ps	105.8	—	—	—	—	105.8

Total other loans		105.8	—	—	—	—	105.8
Mortgage loans
Seller financing - Empalme S.A.C.I.D.A. y G. (1)	USD	12,381.3	6,186.0	—	—	—	18,567.3	6%
Total mortgage loans		12,381.3	6,186.0	—	—	—	18,567.3
Total debt		77,210.1	32,708.4	43,861.4	43,469.3	558,712.6	755,961.8

(1)	Including interest.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Convertible Notes at 10%, to be matured on 2014. On July 19, 2002, we issued USD 50.0 million in unsecured convertible Notes (“the “Convertible Notes”) in exchange for cash and the liquidation of certain payables to our shareholders. Raymond James Argentina, Sociedad de Bolsa S.A. was our subscription and placement agent, and the offering was fully subscribed. The proceeds of the Convertible Notes issuance was used to repay short-term loans for Ps. 27.3 million and to redeem certain preferred Notes that we had issued for a principal of Ps. 52.8 million. The Convertible Notes accrue interest (payable semiannually) at a fixed rate of 10.0% p.a. and they are convertible at any time, at the holder’s option, into shares of common stock for a face value of Ps. 0.10 per share. The conversion rate for each US dollar is the lower of 3.08642 and the result obtained from dividing the exchange rate effective as of the date of the conversion multiplied by the face value of our shares of common stock. The Convertible Notes’ original maturity was July 19, 2006, but the Special Noteholders’ Meeting held on May 2, 2006, approved the extension of the maturity of the Convertible Notes until July 19, 2014, remaining the rest of the terms and conditions unchanged. During fiscal years 2006, 2005, 2004, and 2003, the holders of about USD 2.77 million of our Convertible Notes exercised their conversion rights and, consequently, we issued 1,539,000; 52,741,373; 22,852,514; and 4,829,745 shares of common stock, respectively. As of June 30, 2007, the outstanding balance of our Convertible Notes was USD 47.2 million. Should all the Noteholders exercise their conversion rights, our shares of common stock would be increased from Ps. 782.1 million to Ps. 2,239.7 million.

Bank Boston and Banco Ciudad loans. Our subsidiary Tarshop obtained a Ps. 4.9 million loan from Banco de la Ciudad de Buenos Aires secured by certificates of participation of Tarjeta Shopping’s Series XII, XIV, XVI, and XVIII financial trusts. It also obtained Ps. 11.7 million from Bank Boston N.A., Sucursal Buenos Aires, partially secured through a security interest on the certificates of participation of Tarjeta Shopping’s Series XXI, XXIII, XXV, and XXVI financial trusts.

Purchase of shares – Empalme S.A.I.C.F.A. y G. On July 7, 2006, we executed a share purchase agreement jointly with our subsidiary Shopping Alto Palermo S.A. for the acquisition of all the shares held by Empalme S.A.I.C.F.A. y G., owner of Córdoba Shopping Villa Cabrera. The price agreed upon for such transaction was set at a gross amount of USD 12.0 million plus a variable amount (originally established in the contract), that was determined at Ps 4 million. The Company’s incorporation was effective on December 31, 2006. To date, our company and our subsidiary Shopping Alto Palermo S.A. paid over USD 6.0 million and the amount related to the “year-end adjustment”. As of June 30, 2007, 3 USD 2.0 million installments are pending payment; such installments will become due and payable semi-annually as from December 2007, accruing interest at 6.0% p.a. To secure the unpaid payment price, we have pledged in favor of the sellers 100% of our equity interests in Empalme. Upon repaying each of the remaining installments, the encumbrance will be partially lifted.

Series I and II Notes. On May 11, 2007, Alto Palermo S.A. issued two new classes of Notes for USD 170 million. Serie I relates to the issuance of USD 120 million maturing on May 11, 2017, accruing interest at a fixed interest rate of 7.875% payable semiannually on May 11 and November 11 of each year as from November 11, 2007. The principal of this Serie will be fully repaid upon maturity. Serie II relates to the issuance of Ps. 154.0 million (equivalent to USD 50 million) maturing on June 11, 2012, which accrues interest at a fixed 11% rate payable semiannually on June 11 and December 11 each year as from December 11, 2007. The principal will be settled in seven equal, semiannual and consecutive installments starting June 11, 2009.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

These issuances are Series I and II within the Global Corporate Bonds Issuance Program for a face value of up to USD 200 million (“the Program”) authorized by the CNV (Argentine securities commission) through Resolution No. 15,614 dated April 19, 2007.

Notes Series I and II were rated by Standard & Poor’s Rating Services (“S&P”) and Fitch Ratings Ltd. (“Fitch”). S&P has rated both classes B+ internationally and raAA- locally, while Fitch rated both series B+ internationally and AA-(arg) locally.

Some of the most important financial indicators for the company are disclosed below:

	June 30, 2007	June 30, 2006	Variation	Difference
	(Ps)	(Ps)	(Ps )	(%)
EBITDA (1)	223,828,930	192,267,662	31,561,268	16.4%
EBITDA per share	2.86	2.46	0.40	16.3%
EBITDA per share fully diluted	1.00	0.86	0.14	16.3%
EBITDA shopping centers	193,655,138	159,442,247	34,212,892	21.5%
EBITDA Tarshop S.A.	33,277,144	25,159,109	8,118,035	32.3%
EBITDA other segments	(3,103,351)	7,666,305	(10,769,656)	-140.5%
Financial debt (2)	748,153,763	199,462,773	548,690,990	275.1%
Outstanding shares	78,206,421	78,196,263	10,158	0.0%
Number of shares fully diluted	224,282,421	223,951,839	330,582	0.1%
Price per share	14.50	6.70	7.80	116.4%
Market capitalization	1,133,993,105	523,914,962	610,078,143	116.4%
Market capitalization fully diluted	3,252,095,105	1,500,477,321	1,751,617,784	116.7%
Corporate value (3)	1,364,908,417	652,905,215	712,003,202	109.1%
Corporate value fully diluted	3,336,934,417	1,483,711,998	1,853,222,419	124.9%
Financial debt / corporate value	0.55	0.31	0.24	77.4%
FFO (4)	141,546,118	123,066,242	18,479,876	15.0%
FFO per share	1.81	1.57	0.24	15.3%
Income for the year	64,056,564	44,679,032	19,377,532	43.4%

(1)	Operating income (loss) depreciation and intangible assets amortization. EBITDA is not deemed a generally accepted accounting measure and, consequently, it should not be used as operating or financial performance measure.

(2)	Financial debt net of accrued interest and Notes issuance expenses to be accrued (including financial debts to companies under section 33, Law No. 19,550 (subsidiaries and affiliates)).

(3)	Outstanding shares multiplied by their listed price as of fiscal year-end plus financial debt, less cash and banks, and current investments.

(4)	Operations funds calculated as income (loss) for the year before other income and expenses, amortization and depreciation. FFO is not deemed a generally accepted accounting measure and, consequently, it should not be used as operating or financial performance measure.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

6.	Analysis of Results and Financial Resources

Revenues

Our net income increased by 33.7% from Ps 361.4 million in the fiscal year ended June 30, 2006, to Ps 483.2 million during the fiscal year ended June 30, 2007. This resulted mainly from: (i) a Ps 90.0 million increase in revenues from our Credit Cards segment and; (ii) an increase of Ps 55.4 million in revenues from our Leases and Services segment partially compensated by (iii) a decrease in revenues from our Other segment resulting from the nonrecurring sale of the plot of land of Alcorta Plaza in the amount of Ps 23.0 million during the fiscal year ended June 30, 2006.

Leases and Services. Revenues from Leases and Services increased by 25.6% from Ps 215.9 million during the fiscal year ended June 30, 2006 to Ps. 271.2 million during the fiscal year ended June 30, 2007. This arose mainly from a Ps 48.0 million increase from rents and admission rights as a result of (i) an 18% increase in the average price per square meter, and (ii) a 24.2% increase in total sales from our tenants, which amounted to Ps 2,275.1million during the fiscal year ended June 30, 2006, to about Ps 2,825.8 million in the fiscal year ended June 30, 2007, resulting in higher percentage rents.

Credit Card Transactions. The revenues from our transactions with credit cards showed a 73.2% increase, from Ps 123.0 million during the fiscal year ended June 30, 2006, to Ps 213.0 million during the fiscal year ended June 30, 2007. This arose from the favorable macroeconomic conditions, a general growth in consumption, and an ongoing expansion in our services, evidencing a 90.5% increase in Tarjeta Shopping sales and a 49% increase in the number of member stores.

Other. Revenues for the Other segment decreased by 98.3% from Ps 23.4 million during the fiscal year ended June 30, 2006, to Ps 0.4 million during the fiscal year ended June 30, 2007, mainly from the nonrecurring sale of the Alcorta Plaza plot, which generated revenues in our Other segment for Ps 23.0 million during the fiscal year ended June 30, 2006.

	Net income for the fiscal years ended June 30,
	2007	2006
	(in millions of Ps)
Leases and Services	271.2	215.9
Credit Cards	213.0	123.0
Other	0.4	23.4
Eliminations	-1.4	-0.9

Total income	483.2	361.4

52

ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Costs

Total costs increased by 21.0% going from Ps. 139.1 million during the fiscal year ended June 30, 2006, to Ps 168.3 million during the fiscal year ended June 30, 2007. This increase is mainly due to: (i) a Ps 31.9 million increase in costs from our Credit Cards segment and; (ii) increased costs of Ps 14.0 million from our Leases and Services segment partially compensated by (iii) a 17.1 million decrease in costs from our Other segment resulting from the nonrecurring sale of the plot of land of Alcorta Plaza in fiscal year ended June 30, 2006. Total costs as a percentage of total revenues decreased from 38.5% in the fiscal year ended June 30, 2006 to 34.8% during he fiscal year ended June 30, 2007, due to a percentage increase in total revenues as regards total costs.

Leases and Services. The cost of leases and services increased by 18.3% from Ps. 76.6 million in the fiscal year ended June 30, 2006, to Ps. 90.6 million during the fiscal year ended June 30, 2007. This resulted mainly from: (i) an increase in costs related to renovations and refurbishment in the leaseable areas of Ps. 6.6 million; (ii) an increased charge in depreciation and amortization for Ps. 4.7 million and (iii) an increase in costs for common condominium expenses not recovered for Ps. 2.3 million. The cost of our leases and services segment as a percentage of revenues from this segment decreased by 35.5%, during the fiscal year ended June 30, 2006, to 33.4% during the fiscal year ended June 30, 2007, mainly due to a smaller increase of 18.3% in costs from this segment as regards the 25.6% increase in revenues.

Credit cards. The cost of our credits cards segment increased by 70%, from Ps. 45.5 million during the year ended June 30, 2006, to Ps. 77.4 million during the fiscal year ended June 30, 2007, mainly due to: (i) a Ps .11.0 million increase in costs of salaries and social security taxes; (ii) a Ps. 9.8 million increase in interest and commission expenses; (iii) increased taxes, assessments and utilities for Ps. 5.7 million and; (iv) an increase in fees and payment for services for Ps. 2.8 million, all resulting from the expansion of our transactions. The cost of credit cards as a percentage of revenues from such segment remained practically stable at 37% in both fiscal years as a result of an almost proportional increase in both items during the year ended June 30, 2007.

Other. The cost of our Other segment decreased by 92.4% from Ps. 18.5 million during the fiscal year ended June 30, 2006 to Ps. 1.4 million during the fiscal year ended June 30, 2007, mainly due to the lack during the fiscal year ended June 30, 2007, of the cost for Ps. 18.4 million resulting from the nonrecurring sale of the plot of land of Alcorta Plaza during the fiscal year ended June 30, 2006. This was partially off set by a Ps. 1.2 million increase in costs related to the sale of the plot of land located in Saavedra district (previously acquired from Phillips Argentina S.A.) to Panamerican Mall S.A., a company where we hold an 80% interest organized in December 2006.

	Costs for the fiscal years ended June 30,
Cost	2007	2006
	(in millions of Ps.)
Leases and Services	-90	-76
Credit Cards	-77	-45
Other	-1	-18
Eliminations	1	1

Total Costs	-168	-139

53

ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Gross income. Due to the previously mentioned events, our gross income increased by 41.7% from Ps 222.3 million during the fiscal year ended June 30, 2006, to Ps 314.9 million during the fiscal year ended June 30, 2007. Gross income as a percentage of total revenues increased by 61.5% during the fiscal year ended June 30, 2006, to 65.2% during the fiscal year ended June 30, 2007, mainly due to an improvement in the gross margin of our leases and services segment partially compensated by a reduction in the gross margin of our Other segments.

Leases and Services. Gross income from leases and services increased by 29.6% from Ps. 139.3 million for the fiscal year ended June 30, 2006, to Ps. 180.6 million during the fiscal year ended June 30, 2007, mainly due to a 24.3% increase in total sales by our tenants, which increased from Ps. 2.28 billion during the fiscal year ended June 30, 2006, to Ps. 2.83 billion for the period ended June 30, 2007. Gross income from leases and services segment as a percentage of revenues from this segment increased by 64.5% during fiscal year ended June 30, 2006, to 66.6% during the fiscal year ended June 30, 2007, mainly due to a 25.6% increase in revenues from this segment compared with the 18.3% cost increase during such year, for the previously mentioned reasons.

Credit cards. Gross income from credit cards increased by 75% from Ps 77.4 million during the fiscal year ended June 30, 2006, to Ps 135.5 million during the fiscal year ended June 30, 2007, due to the ongoing expansion of transactions of our subsidiary Tarshop. Gross income from the credit card segment as a percentage of revenues from this segment increased slightly from 63% during the fiscal year ended June 30, 2006, to 63.6% during the fiscal year ended June 30, 2007. This is mainly due to a lower increase in cost of this segment from 70% as compared to the increase in revenues of 73.2% during such year.

Other. Our gross income from our Other segment decreased by Ps. 4.9 million income during the fiscal year ended June 30, 2006, to a Ps. 1.0 million loss during the fiscal year ended June 30, 2007, mainly due to the income from nonrecurring sales that took place during the fiscal years ended June 30, 2007, and 2006, of which the sale of the plot of land Alcorta Plaza during the fiscal year ended June 30, 2006, generated an income of Ps. 4.9 million as compared to the sale of the plot of land located in the Saavedra neighbourhood carried out in the fiscal year ended June 30, 2007, which generated a loss of 1.2 million. Gross income from the Other segment as a percentage of its revenues decreased during the fiscal year ended June 30, 2006, due a 98.3% decrease of revenues from this segment that was partially off set by a 92.4% decrease in costs for such year.

	Gross income for the fiscal years ended June 30,
Gross income	2007	2006
	(in millions of Ps)
Leases and Services	180.6	139.3
Credit Cards	135.5	77.4
Other	-1.0	4.9
Eliminations	-0.2	0.7

Total gross income	314.9	222.3

54

ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Selling expenses

Selling expenses increased by 79.7%, from Ps 46,9 million during the fiscal year ended June 30, 2006, to Ps 84.3 million during the year ended June 30, 2007, mainly due the increase of Ps 31.1 million in expenses from our credit card segment due the grow of their transactions. Total selling expenses as a percentage of total revenues increased from 13.0% during the fiscal year ended June 30, 2006 to 17.4% during the fiscal year ended June 30, 2007, due to 79,7% increase in selling expenses related to the 33.7% increase in revenues during such year.

Leases and services. Selling expenses of leases and services increased by 30.8%, from Ps. 15.3 million during year ended June 30, 2006 to Ps. 20.0 million during fiscal year ended June 30, 2007, due to: (i) a Ps. 2.0 million increase in cost of salaries and social security taxes; (ii) a Ps. 1.4 million increase in the gross revenue tax; and (iii) an increase in the allowance for doubtful accounts of Ps. 1.2 million. Selling expenses, as a percentage of revenues from the rent and services segment, increased slightly from 7.1% during the year ended June 30, 2006 to 7.4 % during the fiscal year ended June 30, 2007.

Credit cards. Selling expenses of credits cards increased by 100.5%, from Ps. 30.9 million during the year ended June 30, 2006 to Ps. 62.0 million during the fiscal year ended June 30, 2007, mainly due to: (i) an increase in Ps. 11.7 million in advertising expenses; (ii) an increase in allowance for doubtful accounts of Ps. 11.8 million and; (iii) and increased gross revenue tax of Ps. 5.8 million. Selling expenses of credit cards, as a percentage of revenue of this segment increased from 25.1% during the fiscal year ended June 30, 2006 to 29.1% during the fiscal year ended June 30, 2007.

Other. Selling expenses of our segment “Other” increased from Ps 0.7 million during the fiscal year ended June 30, 2006 to Ps 2.3 million during the fiscal year ended June 30, 2007, mainly due to gross revenue tax resulting from the sale of the plot of land located to the Saavedra neighbourhood.

	Selling Expenses for the Fiscal years ended June 30,
	2007	2006
	(in millions of Ps.)
Leases and services	-20.0	-15.3
Credit cards	-62.0	-30.9
Other	-2.3	-0.71
Eliminations	0.0	0.0

Total selling expenses	-84.3	-46.9

Administrative expenses

Administrative expenses increased by 51.4% from Ps. 52.8 million during the fiscal year ended June 30, 2006 to Ps 79.9 million during the fiscal year ended June 30, 2007. This increase is mainly due to: (i) an increase in Ps 19.9 million in expenses resulting from our credit card segment and (ii) an increase in Ps 7.1 million in expenses from the leases and services segment. Total administrative expenses, as a percentage of total revenues, increased from 14.6% during the fiscal year ended June 30, 2006 to 16.5% during the fiscal year ended June 30, 2007, mainly due to an increase in administrative expenses from credit card segment as regards their respective revenues during such year.

55

ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Leases and services. Administrative expenses of leases and services increased by 27.0%, from Ps. 26.4 million during the fiscal year ended June 30, 2006 to Ps. 33.5 million during the fiscal year ended June 30, 2007, due to: (i) an increased charge for fees and services for Ps. 3.7 million; (ii) an increase in directors’ fees for Ps. 2.0 million and; (iii) an increase in taxes, rates contributions and services for Ps.1.3 million primarily resulting from tax on bank account transactions. Administrative expenses of leases and services, as a percentage of revenue of this segment remained practically stable, increasing slightly from 12.2% during the fiscal year ended June 30, 2006 to 12.4% during the fiscal year ended June 30, 2007.

Credit cards. Selling expenses of credits cards increased by 75.5%, going from Ps 26.4 million during the year ended June 30, 2006 to Ps. 46.2 million during the fiscal year ended June 30, 2007, mainly due to: (i) increased salaries, bonuses, social security taxes and personnel expenses for Ps. 11.4 million, (ii) increased expenses from rents, taxes, contribution and services for Ps. 3.3 million and; (iii) an increase in expenses from fees and payment for services for Ps. 3.0 million. Administrative expenses from credit cards, as a percentage of revenues of this segment increased from 21.4% during the year ended June 30, 2006 to 21.7% during the fiscal year ended June 30, 2007 due to a proportional increase of these expenses as regards the increase in the revenues from this segment.

Other. Administrative expenses of the Other segment did not change significantly.

	Administrative Expenses for the Fiscal years ended June 30,
	2007	2006
	(in millions of Ps.)
Leases and services	-33.5	-26.4
Credit cards	-46.2	-26.3
Other	-0.4	0.0
Eliminations	0.2	0.0

Total administrative expenses	-79.9	-52.7

Net income from interests in shopping card trusts

Net income from credit card trusts increased by Ps 0.6 million, from Ps 2.6 million during the fiscal year ended June 30, 2006 to an income of Ps 3.3 million during the fiscal year ended June 30, 2007 mainly as a result from new issues of credit card trusts.

Income from valuation of inventory at net realizable value

Income from the valuation of inventory at net realizable value decreased by 84.4% of an income of Ps. 3.5 million during the fiscal year ended June 30, 2006 to an income of Ps. 0.5 million during the fiscal year ended June 30, 2007. In both fiscal years, this income was generated from the valuation at net realizable value (under Technical Resolution No. 17) of a plot of land located in the City of Rosario, in respect of which we executed a pre-purchase agreement with Villa Hermosa S.A. during December 2005.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Operating income

As a result of the factors mentioned above, operating income increased by 20.0%, from Ps. 128.7 million during the fiscal year ended June 30, 2006 to Ps. 154.5 million during the fiscal year ended June 30, 2007, mainly as a result of (i) an increase in operating income of leases and services and credit cards of Ps. 29.5 million and Ps. 7.8 million, respectively, partially off set by a reduction in Ps. 10.9 million in the operating income of our Other segment. Operating income as a percentage of total revenues decreased from 35.6% during the fiscal year ended June 30, 2006 to 32.0% during the fiscal year ended June 30, de 2007, mainly due to a decrease in the operating margin of our Other segment.

Leases and services. Income from leases and services increased by 30.2%, going from Ps. 97.5 million during the fiscal year ended June 30, 2006 to Ps. 127.1 million during the fiscal year ended June 30, 2007, mainly due to the 25.6% increase in revenues from this segment, partially set off by a 18.3% increase in direct operating costs by a 27.0% increase in administrative expenses. Operating income of rents and services, as a percentage of revenues from such segment, increased from 45.2% during the year ended June 30, 2006 to 46.8% during the fiscal year ended June 30, 2007.

Credit cards. The operating income from credit cards increased by 34.1%, going from Ps. 22.8 million during the fiscal year ended June 30, 2006 to Ps. 30.6 million during the fiscal year ended June 30, 2007.This change primarily results from the increase in revenues of this segment was a result of the expansion of transactions of our subsidiary Tarshop, partially off set by costs, selling expenses and administrative expenses. Operating income from credit card transactions as a percentage of revenues from such segment decreased by 18.6% during the fiscal year ended June 30, 2006 to 14.4% during the fiscal year ended June 30, 2007 due to increases in 70%, 100.5% and 75.5% in costs, selling expenses and administrative expenses, respectively related to this segment in comparison with a 73.2% increase in revenues during such fiscal year.

Other. Operating income of our Other segment decreased by Ps. 10.9 million, from a Ps. 7.7 million income during the fiscal year ended June 30, 2006 to an operating loss of Ps. 3.2 million during the fiscal year ended June 30, 2007, mainly as a result of comparing sales of real property in both fiscal years, which, during the fiscal year ended June 30, 2007, generated higher costs with respect to revenues.

	Operating income for the Fiscal years ended June 30,
	2007	2006
	(in thousands of Ps)
Leases and services	127.1	97.5
Credit cards	30.6	22.8
Other	-3.2	7.7
Eliminations	0.1	0.7

Total income from recurring operations	154.6	128.7

57

ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Loss from subsidiaries and affiliates under Section 33, Argentine Business Association Law No. 19,550.

Income from our interest in subsidiaries and affiliates under section 33, Argentine Business Association Law No. 19,550 showed no changes in the fiscal years ended June 30, 2007 and 2006, maintaining a negative result in both fiscal years of Ps 0.7 million. This loss was generated by our 50% interest in E-Commerce Latina S.A. through December 2006, as from which date we disclosed their results in a consolidated manner.

Amortization of goodwill

The negative result generated by the amortization of goodwill decreased by 7.9%, from Ps. 4.7 million in the fiscal year ended June 30, 2006 to Ps. 4.4 million in the fiscal year ended June 30, 2007, mainly due to the amortization of the negative goodwill resulting from the purchase of Empalme S.A.I.C.F.A. y G. carried out in the fiscal year ended June 30, 2007. This result includes amortization of goodwills from the acquisitions of SAPSA, Fibesa S.A., Tarshop S.A, Emprendimiento Recoleta S.A. and Empalme S.A.I.C.F.A. y G.

Financial income, net

Net financial income increased by 24.5% going from a net loss of Ps. 15.6 million during the fiscal year ended June 30, 2006 to a net loss of Ps. 19.5 million during the fiscal year ended June 30, 2007.

Financial income generated by assets decreased by 23.8% from an income of Ps. 17.6 million during the fiscal year ended June 30, 2006 to an income of Ps. 13.4 million during the fiscal year ended June 30, 2007, mainly due to: (i) an increased recovery of Ps. 8.8 million recognized during the fiscal year ended June 30, 2006 as regards the allowance for impairment in value of assets and; (ii) an increase of Ps. 7.6 million in interest earned from financial collocation; partially compensated by (iii) a loss from foreign exchange differences of Ps. 3.5 million.

Financial income generated by liabilities decreased by 1% going from a loss of Ps. 33.2 million during the fiscal year ended June 30, 2006 to a loss of Ps. 32.9 million during the fiscal year ended June 30, 2007.This change is mainly due to: (i) a lower charge of Ps. 8.8 million in income generated by our convertible Notes into shares (in interests in affiliates) due to the stability of the selling exchange rate US dollar during the year under analysis (going from 3.086 as of June 30, 2006 to 3.093 as of June 30, 2007), unlike what happened in the same period of the previous year, when the dollar rate increased significantly (from 2.887 as of June 30, 2005 to 3.086 as of June 30, 2006); partially off set by increased financing expenses for Ps 9.0 million (net of capitalized interest) generated from the new indebtedness carried by the company. This new indebtedness was generated to finance our expansion projects in the short and medium term.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Other income and expense, net

Other net expenses decreased by 65.7%, from a loss of Ps. 9.8 million during the fiscal year ended June 30, 2006 to a loss of Ps. 3.3 million during the fiscal year ended June 30, 2007. This loss was mainly due to: (i) a recovery in the charge booked for provisions for contingencies and other receivables in the amount of Ps. 6.2 million, (ii) a lower charge of Ps. 0.9 million related to stamp tax of Mendoza Plaza Shopping S.A., and (iii) an increased recovery of provisions of Ps. 2.9 million; partially compensated by: (iv) the lack during the fiscal year ended June 30, 2007 of nonrecurring revenues of Ps. 2.4 million accrued during the fiscal year ended June 30, 2006 from the accelerated accrual of revenues from easement from our subsidiary Mendoza Plaza Shopping and; (v) increased donations for Ps 1.9 million.

Income before taxes and minority interest

Due to the factors described above, income before taxes and minority interest showed a 29.4% increase going from Ps. 97.9 million during the fiscal year ended June 30, 2006 to Ps. 126.7 million during the fiscal year ended June 30, 2007.

Income tax

Income tax charge increased by 16.1% going from Ps. 48.5 million during the fiscal year ended June 30, 2006 to Ps. 56.3 million during the fiscal year ended June 30, 2007. Income tax rate decreased by 49.5% for the fiscal year ended June 30, 2006, to 44.4% for the fiscal year ended June 30, 2007. It should be noted that upon determining the income tax expense, we used deferred tax method, thus recognizing temporary differences between the amount booked and the tax measurement of assets and liabilities and the application of tax losses. Therefore, the income tax amount not only relates to the payable amount but it also reflects the tax recognition based on the book accrual.

Minority interest

The loss resulting from minority interest increased by 33.2% from a loss of Ps. 4.8 millions during the fiscal year ended June 30, 2006 to a loss of Ps. 6.4 million during the fiscal year ended June 30, 2007, due to the results of companies where we hold majority interests.

Net income

Due to the previously mentioned factors, our income for the year increased by 43.4% from Ps. 44.7 million during the fiscal year ended June 30, 2006 to Ps. 64.1 million during the fiscal year ended June 30, 2007.

59

ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

7.	Board of Directors and Management

Board of Directors

Our administration and management rest with our Board of Directors. Our bylaws provide that the Board of Directors will be comprised of a minimum eight and a maximum twelve directors and between eight and twelve alternate directors. The directors are elected by majority vote by our shareholders at a regular shareholders’ meeting for a three-year term and may be reelected indefinitely.

At present, our Board of Directors is comprised of ten directors and nine alternate directors. Alternate directors will be summoned to act as directors in case of absence, vacancy or demise, until a new director is appointed.

The table below contains the information on our Directors and Alternate Directors:

Name	Date of birth	Charge	Appointed to current position in	Office ending in	Holding current position since
Eduardo S. Elsztain	26/01/1960	Chairman	2006	2009	1994
Saúl Zang	30/12/1945	Vice-chairman	2006	2009	2003
Alejandro G. Elsztain	31/03/1966	Executive vice-chairman	2006	2009	2003
Daniel R. Elsztain	22/12/1972	Director	2004	2007	2004
Abraham Perelman	04/04/1941	Director	2006	2009	2003
Ira Chaplik	21/06/1961	Director	2006	2009	2006
Fernando A. Elsztain	04/01/1961	Director	2006	2009	1998
Gabriel A.G. Reznik	18/11/1958	Director	2004	2007	2004
José Said Saffie	17/04/1930	Director	2006	2009	1998
Leonardo Fernández*	30/06/1967	Director	2007	2009	2007
David A. Perednik	15/11/1957	Alternate director	2006	2009	2003
José D. Eluchans Urenda	06/08/1953	Alternate director	2006	2009	2003
Hernán Büchi Buc	06/03/1949	Alternate director	2006	2009	1996
Juan M. Quintana	11/02/1966	Alternate director	2006	2009	2003
Pablo Daniel Vergara del Carril	03/10/1965	Alternate director	2006	2009	2006
Marcos Oscar Barylka	29/06/1945	Alternate director	2006	2009	2006
Salvador Darío Bergel	17/04/1932	Alternate director	2006	2009	2006
Mauricio Wior	23/10/1956	Alternate director	2006	2009	2006
Gastón Armando Lernoud	04/06/1968	Alternate director	2006	2009	2006

*	On April 16, 2007, Mr. Fernández assumed the office of director replacing Andrés Olivos, who took a leave of absence.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Below is a brief biographical account of each member of our Board of Director:

Eduardo S. Elsztain. Mr. Elstain studied economics at the University of Buenos Aires. He has been engaged in real estate activities for over twenty years. He is the Chairman of the Board of Directors of IRSA, Consultores Asset Management S.A., Cresud S.A.C.I.F. y A. (“Cresud”), and BACS Banco de Crédito & Securitización S.A. (“BACS”) among other companies; likewise, he is the Vice Chairman of the Board of Directors of Banco Hipotecario S.A. and E-Commerce Latina S.A and as Director of BrasilAgro. Mr. Eduardo S. Elsztain is the cousin of Fernando A. Elsztain and the brother of Alejandro G. Elsztain and Daniel R. Elsztain.

Saúl Zang. Mr. Zang obtained his lawyer degree from the University of Buenos Aires. He is a member of the International Bar Association and of the Inter-American Federation of Lawyers. He is a founding partner of the Zang, Bergel & Viñes law firm. He is the Vice Chairman of IRSA and Cresud, and he is also a director of Emprendimiento Recoleta, Puerto Retiro S.A., Nuevas Fronteras S.A., Banco Hipotecario and Tarshop.

Alejandro G. Elsztain. Mr. Elsztain obtained his agricultural engineer degree from the University of Buenos Aires. He is the current Chairman of Tarshop and Emprendimiento Recoleta, Director of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) and Second Vice Chairman of IRSA and Cresud. Mr. Alejandro G. Elsztain is the brother of Mr. Eduardo S. Elsztain and Mr. Daniel R. Elsztain and a cousin of Mr. Fernando A. Elsztain.

Daniel R. Elsztain. Mr. Elsztain obtained his degree in business administration from Universidad Torcuato Di Tella and obtained and MBA from Universidad Austral IAE. At present, he is the Commercial Director, a position he holds since 1998. Mr. Elsztain is the brother of the Chairman, Mr. Eduardo S. Elsztain, and the Executive Vice Chairman Alejandro G. Elsztain and a cousin of Fernando A. Elsztain.

Abraham Perelman. Mr. Elsztain obtained his degree in economics at the University of Buenos Aires. Over the last thirty years, he acted as directors of several companies engaged in communications, electronics, aviation, agro technology , utilities and arts. He also was the Chairman of ISREX Argentina S.A. He currently is the director of Guanaco Mining Co.

Ira Chaplik. Mr. Chaplik obtained his accounting degree and Ph.D. from the University of Illinois. The general operation manager of Equity International. He has been with us since our organization in 1999. Mr. Chaplik joined Equity Group Investments, LLC (EGI) in 1989. Before organizing Equity International, he played a key role in real estate transactions that involve Equity Office Properties Trust ( EOP), Equity Residential ( EQR), and Equity Lifestyle Properties, Inc. ( ELS), as well as in the four funds Zell/Merrill Lynch, that led to organizing EOP. Mr. Chaplik has also participated in several corporate transactions including Fondo Zell/Chilmark, as well as acquisitions, divestitures and financing of public and private companies. Before joining EGI, Mr. Chaplik was related to the law firm Altheimer & Gray.

Fernando A. Elsztain. Mr. Elsztain graduated as architect from the University of Buenos Aires. He has acted as Commercial Manager of IRSA since 1994. He has been engaged in real estate activities as consultant and executive official of a family real estate company. He is a director of IRSA and

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

alternate Director of Banco Hipotecario, among other companies. Mr. Fernando A. Elsztain is the cousin of Alejandro G. Elsztain and Eduardo S. Elsztain.

Gabriel A. Reznik. Mr. Reznik obtained his civil engineer degree from the University of Buenos Aires. He has worked for IRSA from 1992 to May 2005. He earlier worked for an independent construction company in Argentina. He is a director of Emprendimiento Recoleta, Puerto Retiro S.A., Tarshop and Fibesa S.A., among other companies.

José Said Saffie. Mr. Said obtained his lawyer degree from the University of Chile. He is the Chairman of Banco BBVA Chile and Parque Arauco and a director of the Asociación de Bancos e Instituciones Financieras A.G.

Leonardo F. Fernández. Mr. Fernández obtained his lawyer degree from the University of Buenos Aires. He is an alternate director of Disco S.A. and Transportadora de Gas del Norte S.A.

David A. Perednik. Mr. Perednik obtained his accounting degree at the University of Buenos Aires. He has worked in several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as Financial Director from 1986 through 1997. He also worked as senior consultant at the Administration and Systems Management of Deloitte & Touche from 1983 to 1986. At present, he is the Administrative Director of Cresud and IRSA.

José Eluchans Urenda. Mr. Eluchans Urenda obtained his lawyer degree from Pontificia Universidad Católica de Chile. He is a partner of the Chilean law firm Edmundo Eluchans y Cía. and permanent advisor to the Board of Parque Arauco and advisor to the Board of Banco BHIF

Hernán Büchi Buc. Mr. Büchi obtained his civil engineer degree from the University of Chile and obtained a MA in Economics from Columbia University, New York, USA. From 1979 through 1989, he acted as Deputy Secretary of Economy, Deputy Secretary of Health, Minister of Odeplan, Superintendent of Banks and Financial Institution and Minister of the Treasury, Chile. At present, he is the Chairman of Forestal Terranova and Luchetti and a director of SQM and Madeco.

Juan M. Quintana. Mr. Quintana obtained his lawyer degree from the University of Buenos Aires. He is a partner of the Zang, Bergel & Viñes law firm. He is a director of SAPSA and a alternate director of Nuevas Fronteras S.A. and Fibesa S.A. Mr. Juan M. Quintana is the son of our alternate director Juan C. Quintana Terán.

Pablo Daniel Vergara del Carril. Mr. Vergara del Carril obtained his lawyer degree from Pontificia Universidad Católica de Argentina, where he currently teaches Commercial Law and Constitutional Law. He also teaches Corporate Law, Contracts and Capital Markets at postgraduate courses. He is a member of the Legal Advisory Committee of the Cámara de Sociedades Anónimas and Vice Chairman of the Anti-Trust Law Commitee of Colegio de Abogados de la Ciudad de Buenos Aires. He is a director of Emprendimiento Recoleta, Nuevas Fronteras S.A., Milkaut S.A. and Banco Hipotecario. He is a member of the International Bar Association. Mr. Pablo Vergara del Carril is the son of Ángel D. Vergara del Carril, a syndic of our Company.

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ALTO PALERMO S.A. (APSA)

Business Overview (Continued)

Marcos Oscar Barylka. Mr. Barylka obtained his degree in mercantile activities from Colegio Gral San Martín. Mr. Barylka is engaged in retail and restaurant industries for over 35 years and has acted as partner, manager and consultant of various companies. Since 2006, he works as a secretary to the Fundación Pele Ioetz, which provides support to families with social and economic problems in Argentina.

Salvador D. Bergel. Mr. Bergel obtained his lawyer degree and Ph.D. in Law from Universidad del Litoral. He is a founding partner of the law firm Zang, Bergel & Viñes and consultant of Repsol YPF S.A. He is also an alternate director of Cresud.

Mauricio Wior. Mr. Wior obtained his MA in Finances as well as a Degree in Economics and Accounting from the University of Tel Aviv, Israel. At present, Mr. Wior is a director of Ertach S.A. and Banco Hipotecario. He has held various positions at Bellsouth, such as Vice Chairman for Latin America since 1995 through 2004. Mr. Wior was the CEO of Movicom Bellsouth from 1991 through 2004. He also was manager operations at various cellular telephony companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was the Chairman of Asociación Latinoamericana de Celulares (ALCACEL), American Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was a director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas Latinoamericanas (FIEL) and Tzedaka.

Gastón Armando Lernoud. Mr. Lernoud obtained his lawyer degree from Universidad de El Salvador in 1992 and an MA in Corporate Law from Universidad de Palermo in 1996. He was a senior partner at the law firm Zang, Bergel & Viñes through June 2002 and then joined Cresud as senior manager.

Employment Contracts with Our Directors

We have not executed any employment contract with any of our directors.

Board of Directors’ Compensation Modes

Argentine Business Associations Law provides that the Board of Directors’ compensation, unless provided for in the Company’s by-laws, should be established by the Shareholders’ Meeting. The maximum amount of compensation that the directors may collect on any and all account including salaries and compensation for ongoing technical and management performance may not exceed 25% of income.

Such amount shall be limited to 5% when dividends are no distributed to shareholders and it shall be proportionally increased on the basis of the distribution until it reaches that amount when all the income is distributed. In order to apply such provision, the dividend distribution reduction resulting from deducting the compensation of the Board of Directors and Oversight Board shall not be considered.

When the exercise of special commissions or technical and administrative functions by one or more directors, in the light of the reduction or the lack of income, makes it necessary to extend the pre-established limits, such compensation shall only be effective in excess if it were expressly agreed upon by the Shareholders’ Meeting.

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Our directors’ compensation for each fiscal year is assessed in conformity with the guidelines established in Argentine Business Associations Law, considering whether they are engaged in technical and administrative functions and based on the results obtained by the Company in the fiscal year. Once the amounts are assessed, they are submitted for approval by the Shareholders’ Meeting.

On the other hand, there are no employment agreements in place with our directors nor have we established employee stock ownership plans or any other compensation system for directors other than the one described.

Compensation plan for key employees

During the current year, the Company has developed the design of a compensation plan for the executive personnel by means of contributions to be made by the employees and by the Company.

Such plan is aimed at certain employees to be chosen by the Company in order to keep them by increasing their total compensation through an extraordinary reward as long as certain circumstances are met.

The participation and contributions within the plan are voluntary. Once the beneficiary has accepted it, he/she may choose to make two types of contributions: a monthly contribution (based on salary) and an extraordinary contribution (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. In addition, the Company’s contribution shall be 200% and 300% of the employees’ monthly and extraordinary contributions, respectively.

The amounts resulting from the contributions made by participants are transferred to an independent financial device especially created and located in Argentina as mutual fund, which is approved by the National Securities Commission (CNV). Such funds are freely redeemable at the request of the participants.

The funds resulting from the contributions made by the Company are transferred to another independent and separate financial device. In the future, participants will have access to 100% of the benefits of the plan (i.e. including the Company’s contributions made in their favor to the especially created financial vehicle) under the following circumstances:

•	regular retirement as per the applicable labor regulations;

•	permanent or total inability or disability;

•	death.

In the event of resignation or termination without a justified cause, the participant will obtain the amounts resulting from the Company’s contributions if he/she participated in the plan for a minimum five-year term subject to certain conditions.

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Executive Committee

In conformity with our by-laws, the aspects related to the organization of the decision-making process are the responsibility of the Executive Board, which is made up by four directors, including our chairman and vice chairman. The current members of the Executive Board are Mrs. Eduardo S. Elsztain, Saúl Zang, Alejandro G. Elsztain, and Fernando Elsztain.

The Executive Board is in charge of the daily management of the activities delegated by the Board of Directors in conformity with current laws and our by-laws. Our by-laws authorize the Executive Board to:

•	designating managers and establishing their duties and compensation;

•	granting and revoking powers on behalf of our company;

•	hiring, penalizing, and terminating personnel, as well as determining salaries and compensation;

•	entering into contracts related to our company’s activity;

•	managing our company’s assets;

•	executing credit agreements for our company’s activities and creating encumbrances to secure our obligations;

•	and engaging in all the acts necessary to manage our company’s daily activities.

Senior Management

The Board of Directors is empowered to designate and remove the senior management members. Such members engage in their activities in conformity with the guidelines established by the Board of Directors.

The following table shows information related to the current senior managers executed by the Board of Directors on December 26, 2004:

Name	Date of birth	Position	Position held since
Alejandro G. Elsztain	03/31/1966	Chief Executive Officer	2002
Gabriel Blasi	11/22/1960	Chief Financial Officer	2004
David A. Perednik	11/15/1957	Chief Administrative Officer	2002
Daniel R. Elsztain	12/22/1972	Chief Commerical Officer	2004

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Below is a brief biographical description of each member of our Senior Management, not related to the Board of Director:

Gabriel Blasi. Mr. Gabriel Blasi holds an MBA and took postgraduate courses in finance at Universidad del CEMA (Centro de Estudios Macroeconómicos Argentinos) and IAE (Universidad Austral). He engaged in investment banking and capital markets in banks such as Citibank N.A., Sucursal Buenos Aires and Banco Rio de la Plata S.A. (BSCH). Before joining the group, he held the position of Finance Director of Grupo Carrefour Argentina and Goyaique SACIFIA (Grupo Perez Companc). He currently holds the position of financial manager of IRSA and Cresud.

Internal Control/Audit Committee

Under the system governing the transfer of public offerings provided by Decree No. 677/2001, the standards issued by the Argentine Securities Commission, its Resolutions No. 400 and 402, the Board of Directors established that the audit committee will be a committee from the Board of Directors (the “Audit Committee”). The main function of the Audit Committed is to help the Board of Directors to comply with its obligations using due care, diligence and competence in matters related to our Company, especially, applying accounting policies and issuing accounting and financial information, managing the business risk and the internal control systems risk, the performance of the company’s businesses and their ethical integrity, the comprehensive supervision of our financial statements, compliance by our company of legal provision, independence and external audit capacity and compliance with internal audit functions or our company and external auditors.

On April 16, 2007, the Board of Directors announced the structure of the Audit Committee. Audit Committee members take their decision by majority of votes. Our Audit Committee is comprised by three members. Abraham Perelman, Gabriel Adolfo Reznik and Leonardo Fernandez. Under Argentine Law requirements and Rule 10(A)-3(b)(1), all members of our Audit Committee are independent.

Statutory Audit Committee

The Statutory Audit Committee is in charge of reviewing and supervision the administrative acts and business of our Company and controls compliance with the Bylaws and with the resolutions adopted by the shareholders’ meetings.

The members of the Statutory Audit Committee are appointed by the regular shareholders’ meeting and they hold office for one year.

Statutory Audit Committee is made up of three statutory auditors and three alternate statutory auditors.

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The following table includes some information on the members of our Statutory Audit Committee, who were elected by the annual shareholders’ meeting held on October 31, 2006, as proposed on November 30, 2006. Their positions expire when the following annual shareholders’ meeting is held.

Name	Date of birth (mm/dd/yyyy)	Position	Current position since
Guillermo E. Matta y Trejo	11/08/1949	Syndic	2006
José Daniel Abelovich	07/20/1956	Syndic	2005
Ángel D. Vergara del Carril	03/15/1935	Syndic	2006
Armando Fabián Ricci	03/06/1964	Alternate Syndic	2006
Fabián Cainzos	11/07/1966	Alternate Syndic	2006
Marcelo Héctor Fuxman	11/30/1955	Alternate Syndic	2005

Below is included a brief biographical description of each statutory auditor.

Guillermo E. Matta y Trejo. Mr. Matta y Trejo obtained his lawyer degree from the University of Buenos Aires. He is a member of the International Bar Association and the International Insolvency Institute. From 1975 through 1998 he taught Commercial Law at the University of Buenos Aires. He also teaches Corporate Law and Legal Aspects of Capital Markets for postgraduate courses at the University of Buenos Aries, Pontificia Universidad Católica Argentina, Universidad Austral and University of Belgrano. He is the Chairman of Ganadera del Villaguay, S.A

José D. Abelovich. Mr. Abelovich obtained his accounting degree at the University of Buenos Aires. He is a founding member of Abelovich, Polano y Asociados/SC International, and Argentine accounting firm. He previously was a manager at Hartenek, López y Cía/Coopers & Lybrand and he has acted as senior consultant to the United Nations and the World Bank in Argentina. He is a member of the statutory audit committee of SAPSA, Hoteles Argentinos, Inversora Bolívar and Banco Hipotecario S.A.

Angel D. Vergara del Carril. Mr. Vergara del Carril obtained his lawyer degree from the University of Buenos Aires. In 1976, he obtained his Ph.D. in Law (S.J.D.) of Universidad Católica Argentina with a dissertation on Merger of Business Associations. He was an in-house advisor at the Bunge & Born Corporation. He also was the Head of the Legal Department of Acindar S.A. He founded the law firm Cassagne & Asociados together with other lawyers. He teaches Commercial Law at Universidad Católica Argentina. He is also the director of the postgraduate course in capital markets at the same university and a member of Instituto Argentino de Derecho Comercial de la Academia Nacional de Derecho and the International Bar Association. From 2002 to 2006 , he was the external legal advisor to the Securities Commission of the Buenos Aires Stock Exchange. He currently is an advisor to the law firm Zang, Bergel & Viñes, and the Chairman of Club de Abogados de Empresas. He is an alternate member of the Arbitration Comisión of the Buenos Aires Stock Exchange, whose regulations he contributed to pass, as well as alternate statutory auditor of Atanor S.A. and Bodegas Hispano Argentinas S.A. Mr. Ángel D. Vergara del Carril is the father of our alternate director, Mr. Pablo Daniel Vergara del Carril.

Armando F. Ricci. Mr. Ricci obtained his lawyer degree from the University of Buenos Aires. He is an alternate director of Nuevas Fronteras S.A., Pereiraola S.A., Canteras Natal Crespo S.A., Inversora Bolívar S.A., Palermo Invest S.A. and Tarshop. Mr. Ricci holds an MA in Corporate Law from Escuela Superior de Economía y Administración de Empresas. He is a mediator and advisor of

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Business Overview (Continued)

various listed companies in Argentina. He is a partner of the law firm Zang, Bergel & Viñes, where he specializes in corporate law.

Fabián Cainzos. Mr. Cainzos obtained his lawyer degree from the University of Buenos Aires. At present, he is a senior partner of the law firm Cainzos, Fernández & Premrou. He also holds the position of director of Sullair Argentina S.A. and is a member of the statutory audit committee of Editorial Atlántica S.A.

Marcelo H. Fuxman. Mr. Fuxman obtained his accounting degree at the University of Buenos Aires. He is a partner of Abelovich, Polano y Asociados/SC International, and Argentine accounting firm. He is also a member of the statutory audit committee of IRSA, SAPSA and Banco Hipotecario S.A.

Code of Ethics

The Code of Ethics became effective as from July 31, 2005 aiming at promoting a extensive guidance on the accepted individual and corporate behavior. It applies to directors, managers and employees of Alto Palermo S.A. (APSA) and its affiliates. The Code of Ethics that governs our activity, complying with the laws of those countries where we operate may be seen on our website: www.apsacc.com.ar

8.	Dividends Policy

Under Argentine law, dividend distribution and payment to shareholders may only take place if they result from our net income realized in conformity with the annual financial statements approved by our shareholders. The Board of Directors may declare temporary dividends; in such case, all the Board of Directors and Statutory Audit Committee members shall be jointly and severally liable for the restitution to our Company of the amounts disbursed as dividends if, at fiscal year-end in which such temporary dividends were paid, net realized income were not sufficient to allow for such dividends to be paid. The declaration, amount, and payment of dividends should be approved at our Regular Shareholders Meeting. The approval requires the favorable vote of most of the shares with voting rights represented in the Shareholders’ Meeting. Considering the relative interests in our capital stock, our main shareholders are empowered to impact significantly on the choice of the directors and the approval, amount, and payment of dividends. However, this power is subject to Argentine legal requirements and to our by-laws.

The Board of Directors submits for approval by our Annual Regular Shareholders’ Meeting our Annual Report for the prior fiscal year jointly with the Statutory Audit Committee Reports. The Annual Regular Shareholders’ Meeting, summoned to approve the Annual Report and to determine the distribution of our net income for the year should be held prior to October 31, each year. Under Argentine laws governing business associations and our by-laws, the net and realized income for each fiscal year should be distributed as follows:

•	5% to legal reserve, until 20% of our capital stock is reached;

•	an amount assessed by the Shareholders’ Meeting is allocated to pay our directors’ and Statutory Audit Committee members compensation;

•	dividends and additional dividends of preferred shares, if any; and

•	optional reserve, reserve for contingencies, to a new account, or for any purpose established by the Shareholders’ Meeting.

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According to CNV regulations, dividends in cash should be paid over to shareholders within 30 days of the resolution approving the distribution thereof. In the case of dividends in shares, such shares should be provided to the shareholders within the three months subsequent to the annual regular shareholders’ meeting approving them.

The Board of Directors’ proposal to distribute dividends in cash in the amount of Ps 47.0 million, out of which shareholders would receive Ps 0.0601 per share, was approved during the Annual Shareholders’ Meeting held October 31, 2006. The payment was carried out on November 29, 2006.

The chart included below discloses the relation between dividend payments and the total amount of dividends paid for each share of common stock fully paid-in for the abovementioned fiscal years. The amounts in pesos are set at historical pesos as of the related payment dates.

Year	Cash dividends	Share dividends	Total per share
	(Pesos)	(Pesos)	(Pesos)
2002	—	—	—
2003	10,000,000	—	0.0141
2004	17,895,663	—	0.0229
2005	29,000,000	—	0.0371
2006	47,000,000	—	0.0601

9.	APSA Stock Exchange Information

Background of the Value of our Shares on the BCBA (Buenos Aires stock exchange)

Our shares are listed and traded on the BCBA under the denomination “APSA”. The shares started to be listed on the BCBA on March 26, 1996. The following chart shows, for the period indicated, the maximum and minimum closing listed prices of our shares on the BCBA for a face value of Ps 0.10.

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Business Overview (Continued)

	Ps. per share
	Maximum	Minimum
Fiscal year
2007	1.630	0.671
2006	0.780	0.377
2005	0.770	0.560
2004	0.810	0.470
2003	0.500	0.088
Fiscal year
2007
Q4	1.630	1.000
Q3	1.130	0.890
Q2	0.950	0.745
Q1	0.745	0.671
2006
Q4	0.680	0.545
Q3	0.705	0.625
Q2	0.701	0.616
Q1	0.686	0.552
2005
Q4	0.740	0.600
Q3	0.870	0.555
Q2	0.626	0.401
Q1	0.418	0.302
2007
January	0.930	0.890
February	1.130	0.955
March	1.090	1.010
April	1.100	1.000
May	1.630	1.260
June	1.630	1.450

Source: Bloomberg

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ALTO PALERMO S.A. (APSA)

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Background of the Value of our Shares on the NASDAQ

Each APSA ADS represents 40 shares of common stock. ADSs in custody are listed and traded on the NASDAQ under the denomination “APSA”. ADSs were first listed on the NASDAQ on November 15, 2000, and they were issued by the Bank of New York, Inc. acting as depository of the ADSs. The following chart shows, for the periods indicated, the maximum and minimum closing listed prices of our ADSs on the NASDAQ.

	USD per ADS
	Maximum	Minimum
Fiscal year
2007	22.00	7.46
2006	10.25	7.59
2005	13.14	3.42
2004	8.60	3.75
2003	7.00	3.40
Fiscal year
2007
Q4	22.00	13.30
Q3	14.63	12.10
Q2	12.57	9.38
Q1	9.62	7.46
2006
Q4	9.35	7.88
Q3	9.58	7.80
Q2	9.90	8.05
Q1	10.25	7.59
2005
Q4	11.50	8.15
Q3	13.14	7.19
Q2	8.15	5.11
Q1	5.32	3.42
2007
January	13.20	12.10
February	14.63	13.10
March	13.88	13.30
April	14.49	13.30
May	22.00	15.60
June	21.86	18.23

Source: Bloomberg

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10.	Company Plans for the Coming Fiscal Year and Commercial Strategy

Even though economic growth has decreased slightly during the current year, Argentina continues walking the economic expansion path and is consolidating as one of the countries that has grown the most in the region.

Commercial Strategy

We believe that the shopping centers industry in Argentina offers attractive long-term growth prospects owing to the favorable private consumption expectations, credit, tourism, and the consumers’ preferences regarding shopping centers.

Our main objectives consist in maintaining our leading position in the shopping center industry in Argentina, generating in turn a sustainable growth in cash flows and increased long-term value of our real estate assets.

Operating strategy Our main operating strategy consists in maximizing the growth and profitability of our shopping centers. We aim at reaching this goal through the following actions:

•

Enhancing the Tenants’ Base and the Lease Terms and Conditions. We will try to profit from the increasing occupation rates by leasing these real property units to a diversified group of tenants with credit solvency, resulting in an increase in revenues per square meter.

•

Improving Brand Recognition and Consumer Loyalty Our goal is to improve the recognition of our brand and the loyalty of consumers and tenants of our shopping centers. To achieve customer loyalty, we intend to organize promotional events, issue loyalization cards, and implement similar initiatives earmarked to attract local and tourist consumers, and differentiate our shopping centers from our competitors. We also try to improve consumer relationships by enhancing entertainment and restaurant facilities in order to promote the frequency and duration of visits, especially in the case of families and tourists.

•

Improving Operating Margins. Operating our commercial shopping centers with a consolidated administration allows us to reach scale economies and reduce costs in each shopping center in order to improve our consolidated operating margins.

•

Improving our Shopping Centers on an Ongoing Basis. We expect to continue refurbishing our shopping centers to adjust their images to modern standards. Therefore, during the coming fiscal year, we will continue to execute the integral refurbishing plan at our shopping centers.

•

Improving our Relationship with Store Owners. We try to improve our relationship with the tenants of the shopping centers providing them with management and marketing advise. In addition, we think that having a credit card –and through it boosting promotions based on the commercial needs– contributes to strengthen the relations between the tenant and consumers.

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Investment Strategy. We expect to continue occupying a leading position in the Argentine shopping centers segment by developing new ventures in urban areas with attractive growth prospects, including the Buenos Aires metropolitan area and the interior of Argentina. Our investment strategy consists in engaging in developments that increase future cash flows thus creating value for our shareholders.

The investment strategy is mainly based on:

•	selectively acquiring shopping centers that we believe will profit from our centralized management and lease strategies;

•	developing new shopping centers in densely populated areas with attractive growth prospects;

•	refurbishing, extending, and remodeling our existing properties so that they are more attractive for lease and release by tenants.

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Name of the Company:	ALTO PALERMO S.A. (APSA)

Corporate domicile:	Moreno 877 22º Floor - Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Financial Statements as of and for the year

ended June 30, 2007

compared with the previous fiscal year

Fiscal year No.117 beginning July 1, 2006

Expressed in Argentine Pesos (See Note 1 to the Financial Statements)

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	October 1, 1889

Of last amendment:	October 21, 1999

Registration number with the Superintendence of Corporations:	511

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108-1° floor- Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	62.56%

CAPITAL COMPOSITION (Note 4 to the financial statements)

Type of stock	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock,1 vote each	782,064,214	78,206,421	78,206,421

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Consolidated Balance Sheets as of June 30, 2007 and 2006

	06.30.07 (Notes 1 and 3)	06.30.06 (Notes 1 and 3)
	Ps.	Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	31,829,851	38,222,036
Investments ( Note 4.b)	485,408,600	32,250,484
Accounts receivable (Note 4.d)	151,098,736	104,312,709
Other receivables (Note 4.e)	52,215,741	30,929,095
Inventory (Note 4.f)	7,292,187	7,989,246

Total Current Assets	727,845,115	213,703,570

NON-CURRENT ASSETS
Accounts receivable, net (Note 4.d)	41,967,948	32,539,707
Other receivables (Note 4.e)	32,130,923	13,254,535
Fixed assets (Note 4.g)	1,168,027,197	912,795,140
Equity investments (Note 4.c)	—	129,474
Investments (Note 4.b)	125,504,382	167,842,865
Intangible assets (Note 4.h)	1,713,927	3,222,276

Subtotal Non-Current Assets	1,369,344,377	1,129,783,997

Goodwill (Note 4.i)	(3,478,942)	11,557,921

Total Non Current Assets	1,365,865,435	1,141,341,918

Total Assets	2,093,710,550	1,355,045,488

	06.30.07 (Notes 1 and 3)	06.30.06 (Notes 1 and 3)
	Ps.	Ps.
LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.j)	179,489,405	101,949,564
Short-term debt (Note 4.k)	77,210,054	90,816,638
Salaries and social security payable (Note 4.l)	19,598,757	10,885,364
Taxes payable (Note 4.m)	44,714,889	23,761,968
Customer advances (Note 4.n)	58,548,037	48,052,765
Related parties (Note 5)	6,657,550	6,383,668
Dividends payable	926,400	—
Other liabilities (Note 4.o)	15,463,188	11,200,163

Total Debts	402,608,280	293,050,130

Provisions (Note 4.p)	733,400	506,714

Total Current Liabilities	403,341,680	293,556,844

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.j)	20,804	1,010,150
Long-term debt (Note 4.k)	678,751,885	145,853,844
Taxes payable (Note 4.m)	27,660,854	13,707,025
Customer advances (Note 4.n)	65,725,449	41,535,275
Related parties (Note 5)	—	925,800
Other liabilities (Note 4.o)	10,433,503	10,959,031

Total debts	782,592,495	213,991,125

Provisions (Note 4.p)	12,441,286	10,667,309

Total Non-Current Liabilities	795,033,781	224,658,434

Total Liabilities	1,198,375,461	518,215,278

Minority interest	71,427,862	29,989,705

SHAREHOLDERS’ EQUITY	823,907,227	806,840,505

Total Liabilities and Shareholders’ Equity	2,093,710,550	1,355,045,488

The accompanying notes are an integral part of these consolidated financial statements.

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Income

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

	06.30.07 (Notes 1 and 3) Ps.	06.30.06 (Notes 1 and 3) Ps.
Revenues:
Leases and services	270,131,974	215,003,047
Credit card operations	212,965,332	122,968,616
Other	133,848	23,384,250

Total revenues	483,231,154	361,355,913

Costs:
Leases and services	(90,718,723)	(76,634,274)
Credit card operations	(76,250,947)	(43,933,220)
Other	(1,336,898)	(18,497,882)

Total costs	(168,306,568)	(139,065,376)

Gross profit (loss):
Leases and services	179,413,251	138,368,773
Credit card operations	136,714,385	79,035,396
Other	(1,203,050)	4,886,368

Total gross profit	314,924,586	222,290,537

Selling expenses	(84,311,995)	(46,905,328)
Administrative expenses	(79,872,872)	(52,773,070)
Net income in credit card trust	3,253,789	2,625,001
Results from valuation of inventories at fair market value	545,400	3,497,632

Subtotal	(160,385,678)	(93,555,765)

Operating income	154,538,908	128,734,772

Equity loss from related companies (Note 5)	(678,569)	(678,881)

Amortization of goodwill	(4,366,356)	(4,739,675)

Financial gain (loss) generated by assets:
Recovery of impairment of long – lived assets	2,273,181	9,498,756
Interest income from past-due balances	4,109,916	3,368,165
Other interest	1,849,291	904,340
Interest earned by financial collocations	8,876,096	2,343,861
Mortgage loans interest (Torres de Abasto)	163,618	186,333
Effect of the present value accounting	(246,290)	—
Exchange differences	(2,255,310)	1,251,757
Interest income from related parties (Note 5)	157,841	15,185
Holding loss	(1,532,493)	—

Subtotal	13,395,850	17,568,397

Financial loss generated by liabilities:
Interest expense	(15,505,744)	(6,528,961)
Exchange differences, net	(1,927,664)	(1,791,724)
Interest and exchange differences with related parties (Note 5)	(14,996,931)	(24,074,526)
Other interests	(3,070)	(497,863)
Tax interests	(428,852)	(309,189)

Subtotal	(32,862,261)	(33,202,263)

Financial results, net	(19,466,411)	(15,633,866)

Other income and expenses, net (Note 4.q.)	(3,347,466)	(9,761,768)

Income before taxes and minority interest	126,680,106	97,920,582

Income tax	(56,252,932)	(48,457,137)
Minority interest	(6,370,610)	(4,784,413)

Net income	64,056,564	44,679,032

The accompanying notes are an integral part of these consolidated financial statements.

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (1)

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

	06.30.07 (Notes 1 and 3)	06.30.06 (Notes 1 and 3)
	Ps.	Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	56,404,655	49,714,480
Cash and cash equivalents as of the end of the year	485,496,379	56,404,655

Net increase in cash and cash equivalents	429,091,724	6,690,175

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	64,056,564	44,679,032
Adjustments to reconcile net income to cash flows from operating activities:
Financial results	(4,322,963)	11,186,017
Depreciation of fixed assets	68,097,966	62,556,361
Charge of impairment of assets	—	395,599
Recovery of impairment of long-lived assets	(2,273,181)	(9,894,355)
Amortization of impairment of fixed assets	—	(120,999)
Amortization of impairment of intangible assets	(82)	(152,162)
Amortization of intangibles assets	1,508,431	1,551,004
Amortization of goodwill	4,366,356	4,739,675
Holding gain/loss of non-current assets	1,532,512	—
Net result of fixed assets retired	106,029	—
Accelerated amortization of goodwill	634,971	—
Provision for donations	4,363,470	2,500,000
(Recovery) Doubtful recoverable expenses	(882,030)	11,820,068
Charge of provision for contingencies	3,340,844	1,201,459
Charge of allowance for doubtful accounts	24,006,543	10,897,356
Provision for directors’ fees	9,592,530	7,802,706
Gain from valuing of inventories at fair market value	(545,400)	(3,497,632)
Net loss in credit card trust	9,597,117	882,782
Accrual for leases advances	—	(2,427,718)
Net loss on equity investments	678,569	678,881
Minority interest	6,370,610	4,784,413
Gain from revenue of real estate	—	70,512
Income tax	56,252,932	48,457,137
Changes in operating assets and liabilities:
Increase in accounts receivable	(69,770,120)	(78,447,914)
Increase in other receivables and prepaid expenses	(49,970,357)	(14,543,190)
Increase in intangible assets	—	(50,000)
(Increase) Decrease in inventory	(188,856)	18,066,785
Increase in trade accounts payable	73,606,530	51,054,057
Increase in customer advances	17,268,324	14,017,132
Decrease in taxes payable	(40,165,780)	(16,387,507)
Increase in salaries and social security payable	8,430,139	2,441,425
Decrease in provision for contingencies	(180,526)	(2,666,057)
Decrease in other liabilities	(10,252,788)	(10,120,650)
(Decrease) Increase in due to related parties	(6,555)	2,611,646
Increase in accrued interest	4,459,719	2,290,873

Net cash provided by operating activities	179,711,518	166,376,736

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of fixed assets	(157,236,516)	(30,261,398)
Cash from (payment for) guarantee deposit	9,111,000	(8,610,000)
Advances for shares purchase	(1,108,239)	—
Purchase of minority interest	—	(163,952)
Increase in investments	(52,014,079)	(23,785,702)
Cash collected from the insurer in connection with the damages in Alto Avellaneda Shopping Center	592,610	4,289,350
Income from acquisition of subsidiary companies, net of cash acquired	17,050,524	—
Loans granted to related parties	—	(375,000)
Acquisition of plots of land	(577,908)	(61,312,261)
Revenue of real estate	—	484,800

Net cash used in investing activities	(184,182,608)	(119,734,163)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of short-term and long-term debt	(37,105,350)	(41,954,440)
Payment of dividends	(47,000,000)	(29,000,000)
Payment to Minority Shareholders for capital stock decrease of subsidiaries	—	(1,470,178)
Dividends paid to minority shareholders	(584,492)	(39,000)
Advances in bank checking accounts	162,717,294	29,426,054
Settlement of advances in bank checking accounts	(152,142,359)	—
Cash proceeds from issuance of Notes, net of expenses	519,471,041	—
Payment of loans received from related parties	(918,300)	(765,000)
Debt cancellation for company purchase (Mendoza Plaza Shopping S.A.)	(5,483,731)	(5,149,834)
Debt cancellation for company purchase (Empalme S.A.I.C.F.A. y G.)	(10,131,054)	—
Debt cancellation for company purchase (Shopping Neuquén S.A.)	(9,250,600)	—
Proceeds from short-term debts	13,990,365	9,000,000

Net cash provided by (used in) financing activities	433,562,814	(39,952,398)

NET INCREASE IN CASH AND CASH EQUIVALENTS	429,091,724	6,690,175

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these consolidated financial statements.

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

	06.30.07 Ps.	06.30.06 Ps.
Additional information
Cash paid during the year for:
– Interest	33,406,785	24,680,120
– Income tax	11,798,439	11,094,593
Non-cash activities:
– Conversion of unsecured convertible Notes into ordinary shares	10,158	153,900
– Increase in other receivables through a decrease in intangible assets	—	11,800
– Increase in fixed assets through a decrease in investments	—	8,097
– Increase in inventory through a decrease in non-current investments	—	3,827,433
– Increase in other receivables through a decrease in fixed assets	—	71,092
– Increase in financial bank loans through a decrease in provisions	2,614,228	—
– Increase in issuance expenses of Notes through an increase in accounts payable	1,691,034	—
– Accrued interest on credit card receivables	—	10,364,005
– Retained interest on credit card receivables	—	3,555,119
– Increase in trust debt certficates through a decrease in credit card receivables	—	1,524,325
– Increase in fixed assets through an increase in other receivables	—	348,521

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

	06.30.07 Ps.	06.30.06 Ps.
Acquisitions of subsidiaries:
Accounts receivable	1,577,566	—
Other receivables and prepaid expenses	5,334,689	—
Fixed assets	97,069,129	—
Trade accounts payable	(1,252,931)	—
Customer advances	(17,417,122)	—
Short-term and long-term debt	(5,269)	—
Payables to related parties (Alto Palermo S.A. (APSA))	(9,675,981)	—
Salaries and social security payable	(283,254)	—
Taxes payable	(16,322,382)	—
Other liabilities	(34,285)	—
Provisions	(1,454,573)	—

Total net non-cash assets acquired	57,535,587	—

Cash and cash equivalents acquired	187,712,662	—

Total net assets acquired	245,248,249	—

Minority interest	(36,029,344)	—
Goodwill	(10,035,616)	—

Purchase price of acquired subsidiaries	199,183,289	—

Cash and equivalents acquired	(187,712,662)	—
Seller financing	(28,521,151)	—

	(17,050,524)	—

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

NOTE 1:	PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

APSA or “the Company” has consolidated its Balance Sheets as of June 30, 2007 and 2006 and the statements of income and cash flows for the fiscal years then ended line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

The consolidated financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date. On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole. The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistics and Census.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 2:	CORPORATE CONTROL

The following table shows the data concerning the corporate control:

	Percentage of capital stock owned as of		Closing dates for the financial statements for consolidation purposes
Company	06.30.07	06.30.06
Emprendimiento Recoleta S.A.	53.684	53.684	06.30.07
Tarshop S.A.	80	80	06.30.07
Shopping Neuquén S.A.	94.623	94.623	06.30.07
Inversora del Puerto S.A.	99.9917	99.9917	06.30.07
Shopping Alto Palermo S.A.	99.9999	99.9999	06.30.07
Fibesa S.A.	99.9999	99.9999	06.30.07
Mendoza Plaza Shopping S.A.	85.40	85.40	06.30.07
Conil S.A.	50	50	06.30.07
Empalme S.A.I.C.F.A. y G. (2)	100	—	06.30.07
Panamerican Mall S.A	80	—	06.30.07
E-Commerce Latina S.A.(1) (3)	100	50	06.30.07

(1)	See note 16 to the individual Financial Statements

(2)	Corresponds to the 95% of the direct interest of Alto Palermo S.A. (APSA) and 5% of the indirect interest through the subsidiary Shopping Alto Palermo S.A. (SAPSA).

(3)	Corresponds to the 90% of the direct interest of Alto Palermo S.A. (APSA) and 10% of the indirect interest through the subsidiary Shopping Alto Palermo S.A. (SAPSA).

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the basic Financial Statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 3:	(Continued)

Lease agent operations

FIBESA S.A. and Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company), companies in which we have shares of 99.9999% and 100% respectively, act as the leasing agents for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. FIBESA’s and Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) revenues are derived primarily from collected fees calculated as a percentage of the final rental income value. Revenues are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

b.	Investments

b.1.	Current

Current investments include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A. with a realization term not exceeding twelve months. Government and mortgage bonds are valued at net realizable value in force at year-end and time deposits are valued at face value plus accrued interest. The participation in mutual funds and in Garantizar S.G.R, have been valued at quotation value in force at year end.

b.2.	Interest in other companies and other non-current investments

As of June 30, 2007 includes Certificados de Participación (CPs), which has been accounted for under the equity method and trust debt titles according to Tarshop S.A.’s securitization program of credit cards receivables operations.

As of June 30, 2006 included E-Commerce Latina S.A., investment, which has been accounted for under the equity method. The participation in Garantizar S.G.R, has been valued at quotation value in force at the end of the year.

c.	Goodwill

They represent differences between purchase prices and net market values of assets acquired, restated as mentioned in note 1., which are amortized by the straight-line method over a not longer period than seventeen years. (Note 2.9 basic financial statements).

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	06.30.07 Ps.	06.30.06 Ps.
Cash in local currency	2,819,359	1,896,305
Cash in foreign currency	310,513	2,164,853
Banks in local currency	13,382,258	19,478,281
• Banks in foreign currency	12,268,479	13,038,650
• Banks - Interest bearing account	3,049,242	1,643,947

• Total cash and banks	31,829,851	38,222,036

b)	Investments:

	06.30.07 Ps.	06.30.06 Ps.
Current
Time deposits in local currency	5,024,231	4,201,818
Mutual funds	448,642,297	13,980,801
Retained interests in transferred credit card receivables (i)	22,103,730	10,318,797
NOBACS bonds (i)	6,158,500	602,640
Mortgage bonds issued by Banco Hipotecario S.A. (i) (Note 5)	1,661,969	2,170,258
Garantizar SGR (i)	1,380,420	—
Trust debt titles (i)	—	324,325
BODEN 2008 bonds (i)	403,703	609,995
BONTE 2006 bonds (i)	33,750	41,850

Total	485,408,600	32,250,484

(i)	Not considered as cash equivalent for purposes of the consolidated statements of cash flows.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

	06.30.07 Ps.	06.30.06 Ps.
Non current
Land reserves
- Caballito plot of land	36,680,754	36,622,004
- Torres Rosario	16,110,481	16,079,162
- Air Space Supermercado Coto	13,143,445	13,143,445
- General Paz plot of land (i)	—	59,837,466
- Other real estate	2,778,468	2,347,423
Other investments – Tarshop S.A. trust	55,682,995	37,814,171
Trust debt titles - Tarshop S.A. trust	—	752,114
Garantizar S.G.R.	—	1,247,080
Advances for shares purchasing	1,108,239	—

Total	125,504,382	167,842,865

Total other investments	610,912,982	200,093,349

(i)	See Note 19 of the individual Financial Statements.

c)	Equity investments:

	06.30.07 Ps.	06.30.06 Ps.
E-Commerce Latina S.A. (Note 5)	—	129,474

Total Equity investments	—	129,474

d)	Accounts receivable:

	06.30.07 Ps.	06.30.06 Ps.
Current
Credit card receivables – Tarjeta Shopping	86,328,981	58,284,988
Checks to be deposited	31,626,070	26,154,553
Leases and services receivables	40,568,938	22,152,659
Debtors under legal proceedings	21,567,616	22,635,986
Pass-through expenses receivables	15,342,081	10,013,772
Receivables from the sale of Alcorta Plaza’s land	6,008,654	5,863,550
Notes receivable	2,599,610	2,230,951
Mortgage receivable – Torres Abasto	467,107	380,490
Credit card receivables	4,362	30,953
Less:
Allowance for doubtful accounts	(53,414,683)	(43,435,193)

Total	151,098,736	104,312,709

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

	06.30.07 Ps.	06.30.06 Ps.
Non-current
Credit card receivables – Tarjeta Shopping	42,531,777	21,076,452
Receivables from the sale of Alcorta Plaza’s land	—	11,991,670
Mortgage receivable – Torres Abasto	413,658	578,155
Notes receivable	940,788	226,248
Leases and services receivables	36,270	—
Less:
Allowance for doubtful accounts	(1,954,545)	(1,332,818)

Total	41,967,948	32,539,707

Total accounts receivable	193,066,684	136,852,416

e)	Other receivables:

	06.30.07 Ps.	06.30.06 Ps.
Current
Related parties (Note 5)	14,277,423	6,716,890
Receivables from trust guarantee funds (Note 7)	2,925,726	1,099,855
Guarantee deposits	306,357	9,381,584
Prepaid expenses	12,883,270	4,271,499
Asset tax credits	3,734,988	3,171,734
Prepaid services	5,327,165	2,139,765
Other tax credits	1,448,873	1,691,759
Prepaid gross revenues tax	963,185	766,949
Income tax, net	212,010	839,624
Other prepaid taxes	445,031	401,901
Value Added Tax (VAT) receivable	7,444,500	—
Gross revenues tax credit	1,158,026	—
Other	1,089,187	447,535

Total	52,215,741	30,929,095

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

	06.30.07 Ps.	06.30.06 Ps.
Non-Current
Receivables from trust guarantee funds (Note 7)	18,975,778	5,369,883
Deferred income tax	10,977,401	5,917,757
Doubtful mortgage receivable	2,208,275	2,208,275
Allowance for doubtful mortgage receivable	(2,208,275)	(2,208,275)
Deferred tax allowance	(246,997)	—
Asset tax credits	399,445	266,113
Prepaid gross revenues tax	1,149,495	882,620
Guarantee deposits	503,571	274,097
Value Added Tax (VAT) receivable	352,926	269,940
Prepaid expenses	232,832	306,333
Other taxes receivables	(213,528)	(61,500)
Other	—	29,292

Total	32,130,923	13,254,535

Total other receivables	84,346,664	44,183,630

f)	Inventory:

	06.30.07 Ps.	06.30.06 Ps.
Current
Torres de Rosario	6,337,953	7,325,065
Resale merchandise	332,606	340,707
Torres de Abasto	621,628	312,000
Other	—	11,474

Total	7,292,187	7,989,246

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

g)	Fixed assets:

	06.30.07 Ps.	06.30.06 Ps.
Properties:
Shopping Centers:
Alto Palermo	175,517,195	193,512,809
Abasto	180,925,725	188,359,703
Patio Bullrich	102,478,599	109,200,660
Mendoza Plaza Shopping	89,004,279	88,600,799
Alto Avellaneda	85,184,841	86,288,660
Alto Rosario	85,685,382	83,171,324
Paseo Alcorta	58,855,041	62,259,879
Alto NOA	27,040,264	29,016,480
Buenos Aires Design	16,033,244	18,516,645
Panamerican Mall	149,066,729	—
Córdoba shopping –Villa Cabrera-	75,496,760	—
Facilities	15,740,060	14,169,384
Neuquén project	12,301,802	10,011,851
Other properties	8,859,879	9,301,591
Furniture and fixture	6,582,595	5,142,667
Computer equipment	5,651,177	4,262,913
Leasehold improvements	2,702,354	3,008,528
Software	4,239,107	2,687,482
Vehicles	50,483	75,722
Financial advance -Rosario-	36,881,982	1,222,672

Work in progress:
- Shopping centers improvements	29,729,699	3,985,371

Total Fixed assets	1,168,027,197	912,795,140

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

h)	Intangible assets:

	06.30.07 Ps.	06.30.06 Ps.
Pre-operating expenses	1,591,208	3,045,784
Trademarks	122,719	176,492

Total Intangible assets	1,713,927	3,222,276

i)	Goodwill:

	06.30.07 Ps.	06.30.06 Ps.
- Fibesa S.A.	6,502,016	8,555,254
- Shopping Alto Palermo S.A.	615,711	3,078,554
- Tarshop S.A.	242,254	484,507
- Emprendimiento Recoleta S.A.	(485,675)	(560,394)
- Empalme S.A.I.C.F.A. y G.	(10,353,248)	—

Total Goodwill	(3,478,942)	11,557,921

j)	Trade accounts payable:

	06.30.07 Ps.	06.30.06 Ps.
Current
Suppliers	154,615,086	89,923,116
Accruals	23,399,481	10,348,668
Foreign suppliers	1,009,975	1,023,961
Other	464,863	653,819

Total	179,489,405	101,949,564

Non-current
Foreign suppliers	20,804	1,010,150

Total	20,804	1,010,150

Total Trade accounts payable	179,510,209	102,959,714

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

k)	Short-term and long-term debt:

	06.30.07 Ps.	06.30.06 Ps.
Current
– Banks
Syndicated loan	—	25,000,000
Deutsche Bank Trust company Americas	—	9,258,000
Standard Bank loan (formerly Bank Boston) (Note 7)	8,500,000	4,300,000
Banco Ciudad de Buenos Aires loan (Note 7)	1,925,951	—
Overdrafts	40,006,258	29,426,054
Bank Interests (Note 7)	593,376	1,308,280
Interest payable to credit card trust	1,108,691	1,489,768
Other	—	403,542

Subtotal	52,134,276	71,185,644

– Financial
Seller financing – Shopping Neuquén S.A.	—	6,291,439
Seller financing – Empalme S.A.C.I.F.A. y G – Principal	12,372,000	—
Seller financing – Empalme S.A.C.I.F.A. y G – Accrued interest	9,279	—
Seller financing – Shopping Neuquén S.A. – Accrued interest	—	1,175,960
Seller financing – Mendoza Plaza Shopping S.A.	—	5,376,239
Accrued interest for Notes, Senior Notes and unsecured convertible Notes (Note 5)	6,483,373	6,588,951
Accrued interest from negotiable obligations	6,412,646	—
Deferred charges related to fees and expenses in connection with the issuance of Notes	(1,016,499)	—
Mortgage loans (Note 7)	105,754	41,791
Others	709,225	156,614

Subtotal	25,075,778	19,630,994

Total	77,210,054	90,816,638

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

	06.30.07 Ps.	06.30.06 Ps.
Non current
- Banks
Standard Bank (formerly Bank Boston) (Note 7)	2,800,000	—
Bank Ciudad de Buenos Aires loan (Note 7)	2,797,357	—

Subtotal	5,597,357	—

- Financial
Seller financing - Empalme S.A.C.I.F.A. y G - Principal	6,186,000	—
Unsecured convertible Notes (USD 50 million) (Note 5)	146,076,000	145,755,576
US Notes and Argentine peso-linked Notes - Principal	525,180,000	—
Deferred charges related to fees and expenses in connection with the issuance of Notes	(4,823,494)	—
Other	536,022	98,268

Subtotal	673,154,528	145,853,844

Total	678,751,885	145,853,844

Total short-term and long-term debt	755,961,939	236,670,482

l)	Salaries and social security payable:

	06.30.07 Ps.	06.30.06 Ps.
Provision for annual complementary salary, vacation and bonuses	14,820,470	8,289,725
Social security payable	3,468,431	2,232,366
Salaries payable	643,815	85,770
• Other	666,041	277,503

Total salaries and social security payable	19,598,757	10,885,364

m)	Taxes payable:

	06.30.07 Ps.	06.30.06 Ps.
Current
Income tax	26,214,599	13,182,274
Value Added Tax (VAT) payable, net	9,465,250	5,378,086
Other tax withholdings	3,918,065	2,524,548
Gross revenues tax provision	2,162,088	954,062
Provision for tax on personal assets of shareholders	274,939	268,494
• Other taxes payable	1,175,750	508,057
Gross revenues tax withholdings	502,190	353,864
• Asset tax payable, net	643,533	248,286
Gross revenues tax accrued (not claimable)	176,714	175,907
• Tax amnesty plan for gross revenues tax payable	181,761	166,173
• Other amnesty payable	—	1,810
• Provision for property tax	—	407

Total	44,714,889	23,761,968

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

	06.30.07 Ps.	06.30.06 Ps.
Non current
Deferred income tax	26,177,713	11,690,310
Tax amnesty plan for gross revenues tax payable	1,483,141	1,664,902
Gross revenues tax accrued (not claimable)	—	351,813

Total	27,660,854	13,707,025

Total taxes payable	72,375,743	37,468,993

n)	Customer advances:

	06.30.07 Ps.	06.30.06 Ps.
Current
Admission rights	29,939,070	23,659,140
Lease and pass-through expenses advances (Note 12)	13,148,462	11,643,755
Customer advances	11,457,466	8,067,179
Advance for the sale of Torres Rosario land	2,510,520	2,365,800
Guarantee deposits	1,492,519	2,316,891

Total	58,548,037	48,052,765

Non-current
Admission rights	35,531,056	29,802,684
Lease advances (Note 12)	28,376,684	11,679,327
Customer advances	1,817,709	—
Guarantee deposits	—	53,264

Total	65,725,449	41,535,275

Total customer advances	124,273,486	89,588,040

o)	Other liabilities:

	06.30.07 Ps.	06.30.06 Ps.
Current
Provision for directors’ fees (Note 5)	10,547,301	8,117,840
Advances to directors (Note 5)	(954,771)	(315,134)
Donations payable (Note 5)	4,363,470	2,500,000
Contributed leasehold improvements (Note 10)	525,525	525,525
Withholdings and guarantee deposits	220,264	237,161
Other	761,399	134,771

Total	15,463,188	11,200,163

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

	06.30.07 Ps.	06.30.06 Ps.
• Non-current
Contributed leasehold improvements to be accrued (Note 10)	10,421,404	10,946,931
Directors’ guarantee deposits (Note 5)	12,000	12,000
Other	99	100

Total	10,433,503	10,959,031

Total Other liabilities	25,896,691	22,159,194

p)	Provisions:

	06.30.07 Ps.	06.30.06 Ps.
Current:
Provisions for contingencies	733,400	506,714

Total	733,400	506,714

Non current:
Provisions for contingencies	12,441,286	10,667,309

Total	12,441,286	10,667,309

Total Provisions	13,174,686	11,174,023

q)	Other income and expenses, net:

	06.30.07 Ps.	06.30.06 Ps.
Accrual of deferred revenues (Note 9)	—	2,427,718
Recovery (charge) of doubtful receivables	1,474,640	(7,530,718)
Donations (Note 5)	(4,444,411)	(2,549,506)
Accelerated amortization of goodwill	(634,971)	—
Recovery of provisions	3,126,935	—
Stamp taxes	—	(872,467)
Tax on personal assets of shareholders (Note 5)	(556,587)	(572,263)
Contingencies, net	(3,016,544)	(236,945)
Other	703,472	(427,587)

Total other income and expenses, net	(3,347,466)	(9,761,768)

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the fiscal year ended		Balance receivable (payable) as of
			06.30.2007 Ps.	06.30.2006 Ps.	06.30.2007 Ps.	06.30.2006 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables	—	—	2,849,470	479,243
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(10,024,582)	(15,972,539)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(1,391,606)	(267,760)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(4,356,976)	(4,427,618)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(98,166,444)	(97,944,277)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	1,544,955	305,997	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(504,769)	(26,143)	—	—
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(2,124,029)	(2,158,468)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(47,856,232)	(47,747,925)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(4,887,002)	(7,786,627)	—	—
Other Shareholders	Shareholder	Other expenses, net Tax on personal assets	(556,587)	(572,263)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES		—		—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) from 01.01.07	Other current receivables	—	—	—	24,666
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) from 01.01.07	Administration fees	3,000	6,000	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) from 01.01.07	Related parties results	(678,569)	(678,881)	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) from 01.01.07	Equity investment	—	—	—	129,474
Empalme S.A.I.C.F.A. y G.	Subsidiary of Alto Palermo S.A. (APSA) from 12.27.06	Interest income	47,860	—	—	—
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary of E-Commerce Latina S.A.	Other current receivables	—	—	—	596,240
Comercializadora Los Altos S.A. (fAltocity.com S.A.’s continuing company)	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	—	(470,511)
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary of E-Commerce Latina S.A.	Administration fees	10,500	42,000	—	—
Comercializadora Los Altos S.A. (Altocity.com.S.A.’s continuing company)	Subsidiary of E-Commerce Latina S.A.	Interest income	61,916	15,185	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the fiscal year ended		Balance receivable (payable) as of
			06.30.2007 Ps.	06.30.2006 Ps.	06.30.2007 Ps.	06.30.2006 Ps.
	OTHER RELATED PARTIES
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	2,717	40
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(160,014)	(132,254)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(576,987)	(407,533)	—	—
Dalor S.A.	Related company of a minority shareholder of Tarshop S.A.	Current payable with related parties	—	—	—	(100,137)
Leon Halac	Tarshop S.A. shareholder (minority interest)	Current payable with related parties	—	—	—	(771,212)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,883,805	827,692
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(918,967)	(1,377,090)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	(242,764)	607,262	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services	2,120,752	—	—	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(3,123)	(291)
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	3,106	—
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(208,530)	(179,284)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services	(1,586,494)	(724,271)	—	—
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Other current receivables	—	—	8,320,183	4,057,462
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Current payable with related parties	—	—	(2,226,369)	(1,241,926)
Metronec S.A.	Tarshop S.A. Equity investee	Current payable with related parties	—	—	(728,906)	(854,543)
Loans to personnel	Employees	Other current receivables	—	—	768,765	556,552
Loans to personnel	Employees	Interest income	48,065	—	—	—
Loans to personnel	Employees	Interests and exchange differences with related parties	(4)	—	—	—
Loans to personnel	Employees	Current payable with related parties	—	—	(4,609)	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Leases and services	—	1,333,433	—	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Other current receivables		—	268,174	164,175
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Current payable with related parties	—	—	(959,196)	(988,660)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Non Current payable with related parties	—	—	—	(925,800)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Interests and exchange differences with related parties	(79,910)	(305,026)	—	—
Directors	Directors	Short-term debt	—	—	(1,373)	(1,010)
Directors	Directors	Long-term debt	—	—	(30,930)	(41,031)
Directors	Directors	Interests and exchange differences with related parties	(3,159)	(6,692)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the fiscal year ended		Balance receivable (payable) as of
			06.30.2007 Ps.	06.30.2006 Ps.	06.30.2007 Ps.	06.30.2006 Ps.
Directors and management	Directors	Other current receivables		—	5,450	820
Directors	Directors	Other current liabilities		—	(9,592,530)	(7,802,706)
Directors	Directors	Other non current liabilities		—	(12,000)	(12,000)
Directors	Directors	Directors fees	(11,751,793)	(8,883,474)		—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities		—	(2,300,000)	(200,000)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Donations	(2,300,000)	(200,000)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	3,951
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	16
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current investments	—	—	1,661,969	2,170,258
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	102,522
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(55,800)
Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	57,138	5,816
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(995)	(1,855)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(22,394)	(22,343)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	(2,274)	(3,642)	—	—
Consorcio de Propietarios Libertador 498	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,408	—
Consultores Assets Management S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	3,422	—
Cactus S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	5,301	—
Cactus S.A.	Subsidiary of Cresud S.A.	Current payable with related parties	—	—	(64)	—
Futuros y Opciones.Com S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	1,059	—
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(366)	—
Canteras Natal Crespo S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	952	4,168

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 6:	SEGMENT INFORMATION

	Leases and Services Ps.	Credit card Ps.	Other Ps.	Total Ps.	Eliminations Ps.	Total as of 06.30.07 Ps.	Total as of 06.30.06 Ps.
Revenues	271,248,380	212,965,332	395,507	484,609,219	(1,378,065)	483,231,154	361,355,913
Costs	(90,644,235)	(77,417,344)	(1,411,386)	(169,472,965)	1,166,397	(168,306,568)	(139,065,376)

Total gross profit (loss) as of 06.30.07	180,604,145	135,547,988	(1,015,879)	315,136,254	(211,668)	314,924,586	—

Total gross profit as of 06.30.06	139,260,377	77,435,664	4,886,368	221,582,409	708,128	—	222,290,537

Expenses:
Selling expenses	(20,003,558)	(61,966,341)	(2,342,096)	(84,311,995)	—	(84,311,995)	(46,905,328)
Administrative expenses	(33,548,025)	(46,234,062)	(378,785)	(80,160,872)	288,000	(79,872,872)	(52,773,070)
Net income in credit card trust	—	3,253,789	—	3,253,789	—	3,253,789	2,625,001
Gain from recognition of inventories at net realizable value	—	—	545,400	545,400	—	545,400	3,497,632

Operating income (loss) 06.30.07	127,052,562	30,601,374	(3,191,360)	154,462,576	76,332	154,538,908	—

Operating income 06.30.06	97,548,812	22,811,525	7,666,307	128,026,644	708,128	—	128,734,772

Equity loss from related companies	—	—	(678,569)	(678,569)	—	(678,569)	(678,881)
Amortization of goodwill	(4,366,356)	—	—	(4,366,356)	—	(4,366,356)	(4,739,675)
Financial results, net	(19,458,713)	825,313	(756,679)	(19,390,079)	(76,332)	(19,466,411)	(15,633,866)
Other expense, net	(6,738,157)	3,034,256	356,435	(3,347,466)	—	(3,347,466)	(9,761,768)

Net income (loss) before taxes and minority interest 06.30.07	96,489,336	34,460,943	(4,270,173)	126,680,106	—	126,680,106	—

Net income before taxes and minority interest 06.30.06	66,920,861	22,569,500	8,430,221	97,920,582	—	—	97,920,582

Income tax expense	(45,243,616)	(15,454,533)	4,445,217	(56,252,932)	—	(56,252,932)	(48,457,137)
Minority interest	(2,569,327)	(3,801,283)	—	(6,370,610)	—	(6,370,610)	(4,784,413)

Net income 06.30.07	48,676,393	15,205,127	175,044	64,056,564	—	64,056,564	—

Net income 06.30.06	30,762,671	11,420,112	2,496,249	44,679,032	—	—	44,679,032

Depreciation and amortization 06.30.07	71,131,062	2,841,691	—	73,972,753	—	73,972,753	—

Depreciation and amortization 06.30.06	66,693,580	1,881,710	—	68,575,290	—	—	68,575,290

Acquisitions of fixed assets 06.30.07	337,079,369	7,380,884	—	344,460,253	—	344,460,253	—

Acquisitions of fixed assets 06.30.06	30,008,634	3,586,262	—	33,594,896	—	—	33,594,896

Investment in equity method invested as of 06.30.07	—	—	—	—	—	—	—

Investment in equity method invested as of 06.30.06	—	—	129,474	129,474	—	—	129,474

Operating assets as of 06.30.07	1,289,959,675	139,656,913	21,189,223	1,450,805,811	—	1,450,805,811	—

Operating assets as of 06.30.06	890,806,541	74,147,989	25,838,333	990,792,863	—	—	990,792,863

Non operating assets as of 06.30.07	524,291,349	118,598,921	14,469	642,904,739	—	642,904,739	—

Non operating assets as of 06.30.06	272,448,684	65,933,904	29,352,085	367,734,673	(3,482,048)	—	364,252,625

Total assets as of 06.30.07	1,814,251,024	258,255,834	21,203,692	2,093,710,550	—	2,093,710,550	—

Total assets as of 06.30.06	1,163,255,225	140,081,893	55,190,418	1,358,527,536	(3,482,048)	—	1,355,045,488

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 6:	(Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Credit card and Others.

A general description of each segment follows:

•	Leases and services

This segment includes the operating results of the Company’s shopping centers.

•	Credit card operations

This segment manages the Company’s portfolio of credit card accounts issued by Tarshop S.A.

•	Others

This segment includes the results of the Company’s construction and ultimate sale of residential buildings business and E-Commerce Latina S.A. equity investment.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7:	RESTRICTED ASSETS

•

On June 30, 2007 and 2006, short-term debt includes a debt from Shopping Neuquén S.A. for Ps. 105,754 and Ps. 41,791 respectively, which is guaranteed by a mortgage over the plot of land acquired in Ps. 3,313,620.

•

The banking and financial loans accounts include a loan from Banco de la Ciudad de Buenos Aires to our subsidiary Tarshop S.A. for Ps. 4,954,317, which is secured by Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XII, XIV, XVI and XVIII Additionally, Certificates of Participation related to Fideicomisos Financieros Tarjeta Shopping Series XXI, XXIII, XXV and XXVI for Ps. 11,662,367 were granted as a pledge to the Standard Bank (formerly Bank Boston N.A.) as guarantee.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 7:	(Continued)

•

The property and equipment account includes the multiplex cinema located at the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis because of the financial payable of Empalme S.A.I.C.F.A. y G. to NAI INTERNACIONAL II Inc. (See Note 12)

•

The accounts receivable financial trusts as credit protection for investors include the contingency funds of financial trust that as of June 30, 2007 amounted to Ps. 11.9 million. They are restricted availability credits until settlement in accordance with the respective prospectuses.

NOTE 8:	TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to master trusts, that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credits transferred to the Trusts, which have been eliminated from the Company’s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the year on the basis of the financial statements issued by the Trusts.

Our subsidiary Tarshop S.A. agreed to a securitization program for the consumption portfolio aimed at insuring the long-term financing, thus directly having access to the capital market.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 8:	(Continued)

Under this Securitization Program, Tarshop S.A. transferred to the Financial Trusts the total amount of Ps. 737.2 million as of June 30, 2007 of credits receivable originated in the use of its clients´ credit cards and personal loans carrying promissory notes. Consequently, TDF Series “A” were issued for Ps. 630.1 million, TDF Series “B” for Ps. 43.4 million, CP Series “C” for Ps. 63.5 million, and CP Series “D” for Ps. 0.2 million.

Tarshop S.A. acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investment through a public offering in Argentina.

NOTE 9:	UNEARNED INCOME

On February 2, 1999 Mendoza Plaza Shopping S.A. entered into a contract with Riocruz S.C.S. (C&A Shop), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is USD 2,926,200, which was accrued over a period of the properly appreciation, as from April 1999, date on which it was registered with the Real Estate Record Office. On September 16, 2005 Mendoza Plaza Shopping S.A. acquired the store that belonged to Riocruz S.C.S. (C & A Shop) and the easement right was left ineffective. Therefore, on June 30, 2006, Mendoza Plaza Shopping S.A. reflected for this operation an income of Ps. 2,427,718, due to accelerated amortization which is shown in “Other expenses, net” of the statement of income.

NOTE 10:	CONTRIBUTED LEASEHOLD IMPROVEMENTS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A., recognizing the related gain over the term of the contract. At closing the amount of Ps. 179,663 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At closing the amount of Ps. 10,502,036 was pending of accrual. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from Alto Palermo S.A. (APSA). See Note 3.j to the basic financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 11:	NEUQUEN PROJECT

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a commercial center would be built. The project includes the building of a commercial center, a hypermarket, a hotel and a housing building.

During June 2001, Shopping Neuquén S.A. had requested the Municipality of Neuquén an extension in the original construction schedule and an authorization to be allowed transfer to third parties some of the plots of land into which such plot is divided. Such request was originally rejected by the Municipal Executive by Decree no. 1437/02 which had likewise declared the forfeiture of rights emerging from Ordinance no. 5178, forfeiting the improvements introduced and the expenses made in favor of the Municipality of Neuquén, not entitled to indemnification or claim whatsoever by the Company, thus terminating the agreements to purchase the plot.

Shopping Neuquén S.A. submitted a response to the above-mentioned Decree and had requested on January 21, 2003 that the administrative action be revoked, and offered and attached documentary evidence including the reasons to request such annulment. It also requested to be allowed to submit a new term schedule which would be prepared in line with the current scenario and including reasonable short- and medium-term projections. The Municipal Executive rejected the recourse referred to above through Decree No. 585/2003. Consequently, on 25.09.03 Shopping Neuquén S.A. filed an “Administrative Procedural Action” with the High Court of Neuquén requesting -among other issues- the annulment of Decrees No. 1437/2002 and 585/2003 that the Municipal Executive had issued. On December 21, 2004 Shopping Neuquén S.A. was notified of a resolution from the High Court of Neuquén communicating the expiry of the administrative procedural action that the Company had filed against the Municipality of Neuquén. The Company file an extraordinary appeal for the case to be sent to the Argentine Supreme Court, which to date has not been resolved.

Finally, on December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with Province of Neuquén by which the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built. Such agreement was ratified by the Municipal Council of Neuquén and the ordinance that was issued was passed by the Municipal Executive on January 12, 2007.

The agreement provides that Shopping Neuquén S.A. shall file a new draft urban project together with an adaptation to the environmental impact study and a subdivision plan of the property within 120 days after executing the agreement. The draft Project should be approved by the Municipality of Neuquén within 30 days after being submitted, and once approved, within 150 days, the Company should submit to the Municipality the respective work plans. Once the work plans have been registered by the Municipality, works shall start not later than 90 days, as from such registration date. The first stage of the work (contemplating the minimum construction of 21,000

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 11:	(Continued)

square meters for the Commercial Center and 10,000 square meters for the Hypermarket) should be concluded in a maximum 22 month term as from the construction starting date. In case of default in any of the covenants established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect.

On March 28, 2007, the Company submitted to the Municipality of Neuquén a new draft project and the extension to the environmental impact study. On May 10, 2007, the Municipality of Neuquén, before issuing an opinion on the feasibility of the draft project submitted, required certain explanations and made certain comments and recommendations so that the Company responds to such matter within a reasonable time. The Company is currently working in such sense to provide the due reply with the Municipality. In the meantime, the 30-day terms in which the Municipality should declare the feasibility of the new draft project and extension to the environmental impact study as provided by covenant three of the previously mentioned agreement has been suspended.

The previously mentioned agreement is conditioned upon the Municipality declaring the feasibility of the draft project submitted, and upon such decision being accepted by Shopping Neuquén S.A. in the terms and conditions in which it was issued, otherwise the agreement will terminate.

Likewise, on December 13, 2006, Shopping Neuquén S.A. entered into a pre-purchase agreement with P.Y.E. Sociedad Anónima for the plot E-UNO that is conditioned upon the acquiring Company earmarking the lot exclusively for the construction of a hotel. The plot has a total area of 4,332.04 square meters and the sale price was established at USD 119,131.10. The title deed and the conveyance of possession shall take place 60 days after the date on which the agreed-upon conditions have been complied with. The transaction is subject to certain events of default, among which, we find the approval by the Municipality of Neuquén of the new draft project that should be submitted by the Company, as described in the preceding paragraph.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 12:	FINANCING AND OCCUPATION AGREEMENT WITH NAI INTERNACIONAL II, INC.

On August 12, 1996, Empalme S.A.I.C.F.A. y G. executed an agreement with NAI INTERNACIONAL II, INC. by means of which the latter granted a loan for an original principal of up to USD 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in the property and equipment account. Such loan initially accrued interest on the unpaid balance at LIBOR plus 1.5%. Interest started to accrue as from April 1999, based on exercising the waiver stipulated in contractual covenants.

Related to the loan agreement, Empalme S.A.I.C.F.A y G. executed an agreement to occupy the building and the area known as cinema in favor of NAI INTERNACIONAL II, INC. (hereinafter “the Agreement”).The occupation was established for a 10-year period counted as from the starting date and it is automatically extended for four additional five-year periods each. Starting date shall mean the date on which the tenant starts showing to the general public the movies in the cinema building (October 1997).

As agreed, the amounts due for the loan granted to Empalme S.A.I.C.F.A y G. are set off against payments for the possession generated by the occupation held by NAI INTERNACIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after the last term mentioned in the preceding paragraph, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of:

•	The term required to fully repay the unpaid loan amount, or

•	10 (ten) years.

If once the last term has elapsed and there still is an unpaid balance, the Company will be released from any and all obligation to pay the outstanding loan balance plus respective interest thereon.

On July 1, 2002, NAI INTERNACIONAL II, INC. assigned all rights and obligations resulting from the agreement to NAI INTERNACIONAL II, INC, SUCURSAL ARGENTINA; likewise, a new amendment to the agreement was established, whose most important resolutions are as follows:

•

The outstanding debt was de-dollarized (Ps. 1 = USD 1) under Law No. 25,561 and Executive Decree No. 214/02, and under sections 4 and 8 of the above Decree and supplementing regulations, the benchmark stabilization coefficient should be applied as from February 3, 2002.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

NOTE 12:	(Continued)

•

A right in rem of antichresis was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement and by which NAI INTERNACIONAL II, INC. is guaranteed the regular use and exploitation of the “cinema center” including those that imply restrictions on the use or title by Empalme S.A.I.C.F.A. y G or by third parties, comprise the previously mentioned right in rem.

•

It was formalized the extension granted as from January 1, 2002 to suspend occupation payments due by tenant to landlord and payments towards principal and interest thereon that the landlord makes to the creditor for a six-month period as from the previously mentioned date. As from July 2002, payments for such payments reassumed.

Principal owed as of June 30, 2007 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in the “prepayments to customers” account for Ps. 16,270,597 (Note 4.n).

ALTO PALERMO S.A. (APSA)

Free translation of the

Financial Statements

As of and for the fiscal years ended June 30, 2007 and 2006

ALTO PALERMO S.A. (APSA)

Balance Sheets as of June 30, 2007 and 2006

	06.30.07 (Notes 1 and 2) Ps.	06.30.06 (Notes 1 and 2) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a and Schedule G)	8,720,856	22,209,819
Investments (Schedules D, G and I)	378,835,391	2,852
Accounts receivable, net (Note 3.b and Schedules G and I)	50,810,256	38,908,669
Other receivables (Note 3.c and Schedules G and I)	33,311,338	25,942,443
Inventory (Note 3.d and Schedule F)	7,223,573	7,859,082

Total Current Assets	478,901,414	94,922,865

NON-CURRENT ASSETS
Accounts receivable, net (Note 3.b and Schedules G and I)	1,347,324	12,739,535
Other receivables (Note 3.c and Schedule I)	1,065,076	1,141,059
Equity investments (Schedule C)	613,600,127	377,559,659
Investments, net (Schedules D and G)	69,548,387	127,774,500
Fixed assets, net (Schedule A)	602,848,327	590,309,946
Intangible assets, net (Schedule B)	593,781	2,087,247

Total Non-Current Assets	1,289,003,022	1,111,611,946

Total Assets	1,767,904,436	1,206,534,811

	06.30.07 (Notes 1 and 2) Ps.	06.30.06 (Notes 1 and 2) Ps.
LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedules G and I)	15,954,389	11,392,995
Short-term debt (Note 3.f and Schedules G and I)	63,214,822	83,472,121
Salaries and social security payable (Note 3.g and Schedule I)	11,468,359	7,227,546
Taxes payable (Note 3.h and Schedule I)	12,492,267	5,167,784
Customer advances (Note 3.i and Schedules G and I)	36,765,875	30,033,475
Related parties (Note 5 and Schedule I)	53,987,852	5,492,262
Other liabilities (Note 3.j and Schedule I)	11,046,959	8,231,082

Total Current liabilities	204,930,523	151,017,265

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedules G and I)	20,804	1,010,150
Long-term debt (Note 3.f and Schedules G and I)	672,309,206	145,755,576
Taxes payable (Note 3.h and Schedule I)	27,266,554	13,677,823
Customer advances (Note 3.i and Schedule I)	34,059,159	29,990,496
Related parties (Note 5 and Schedule I)	—	52,930,288
Other liabilities (Note 3.j and Schedule I)	65,008	277,231

Total debts	733,720,731	243,641,564

Provisions (Note 3.k and Schedules E and I)	5,345,955	5,035,477

Total Non-Current Liabilities	739,066,686	248,677,041

Total Liabilities	943,997,209	399,694,306

SHAREHOLDERS’ EQUITY (per related statement)	823,907,227	806,840,505

Total Liabilities and Shareholders’ Equity	1,767,904,436	1,206,534,811

The accompanying notes and schedules are an integral part of these financial statements.

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Statements of Income

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

	06.30.07 (Notes 1 and 2) Ps.	06.30.06 (Notes 1 and 2) Ps.
Revenues:
Leases and services	167,496,887	133,938,454
Other (Note 5)	59,912,260	23,384,250

Total revenues	227,409,147	157,322,704

Costs:
Leases and services (Schedule H)	(51,119,965)	(46,669,792)
Other (Schedule F)	(61,211,050)	(19,520,802)

Total costs	(112,331,015)	(66,190,594)

Gross (loss) profit :
Leases and services	116,376,922	87,268,662
Other	(1,298,790)	3,863,448

Gross profit	115,078,132	91,132,110

Selling expenses (Schedule H)	(12,955,137)	(8,350,249)
Administrative expenses (Schedule H)	(26,347,399)	(21,079,606)

Subtotal expenses	(39,302,536)	(29,429,855)

Gain from recognition of inventories at net realizable value	545,400	3,497,632

Operating income	76,320,996	65,199,887

Net income on equity investments (Note 6)	43,552,536	30,130,610

Financial gain (loss) generated by assets
Recovery of impairment of long – lived assets	101,197	9,663,924
Interest income from related parties (Note 5)	408,980	737,497
Interest income from past-due receivables	2,571,445	2,314,279
Other interest	1,650,481	701,903
Mortgage loans interest (Torres de Abasto)	163,618	186,333
Interest earned from financial collocations	3,078,710	146,448
Exchange differences, net	(2,415,890)	369,703
Holding loss	(1,532,511)	—

Subtotal	4,026,030	14,120,087

Financial loss generated by liabilities:
Interests and exchange differences with related parties (Note 5)	(20,176,446)	(25,488,990)
Financial costs	(13,392,469)	(6,404,424)
Exchange differences	(1,897,336)	(1,815,559)
Interests on taxes payables	(246,597)	(271,135)
Other interests	(81)	(457,884)

Subtotal	(35,712,929)	(34,437,992)

Financial results, net	(31,686,899)	(20,317,905)

Other income and expenses, net (Note 3.l)	(4,785,929)	(10,343,817)

Income before taxes	83,400,704	64,668,775

Income tax (Note 10)	(19,344,140)	(19,989,743)

Net income	64,056,564	44,679,032

Net basic earnings per share (Note 9)	0.0819	0.0569

Net diluted earnings per share (Note 9)	0.0329	0.0279

The accompanying notes and schedules are an integral part of these financial statements.

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Statements of Changes in Shareholders’ Equity

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

	Shareholders’ contributions
Items	Common Stock (Note 4) Ps.	Inflation adjustment of common stock Ps.	Additional paid-in-capital Ps.	Total Ps.	Appraisal revaluation Reserve (Note 2.18) Ps.	New projects reserve Ps.	Legal reserve (Note 13) Ps.	Accumulated retained earnings Ps.	Total as of June 30, 2007 Ps.	Total as of June 30, 2006 Ps.
Balances as of the beginning of the year	78,196,263	84,620,909	522,805,043	685,622,215	3,952,571	—	10,655,238	106,610,481	806,840,505	791,007,573
Issuance of common stock from Convertible Notes	10,158	—	—	10,158	—	—	—	—	10,158	153,900
Cash dividends approved by Ordinary Shareholders’ meeting held on November 29, 2005	—	—	—	—	—	—	—	—	—	(29,000,000)
Increase in legal reserve approved by Ordinary Shareholders’ meeting held on October 31, 2006	—	—	—	—	—	—	2,233,952	(2,233,952)	—	—
Cash dividends approved by Ordinary Shareholders’ meeting held on October 31, 2006	—	—	—	—	—	—	—	(47,000,000)	(47,000,000)	—
Increase in new projects reserve approved by Ordinary Shareholders’ meeting held on October 31, 2006	—	—	—	—	—	57,376,529	—	(57,376,529)	—	—
Net income for the year	—	—	—	—	—	—	—	64,056,564	64,056,564	44,679,032

Balances as of June 30, 2007	78,206,421	84,620,909	522,805,043	685,632,373	3,952,571	57,376,529	12,889,190	64,056,564	823,907,227	—

Balances as of June 30, 2006	78,196,263	84,620,909	522,805,043	685,622,215	3,952,571	—	10,655,238	106,610,481	—	806,840,505

The accompanying notes and schedules are an integral part of these financial statements.

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (1)

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

	06.30.07 (Notes 1 and 2) Ps.	06.30.06 (Notes 1 and 2) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year	22,212,671	9,801,916
Cash and cash equivalents at the end of the year	387,556,247	22,212,671

Increase in cash and cash equivalents	365,343,576	12,410,755

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	64,056,564	44,679,032
Adjustments to reconcile net income to cash flows from operating activities:
• Financial results	(3.105.226)	14.600.867
• Recovery of impairment of long-lived assets	(101.197)	(9.663.924)
• Amortization of impairment of fixed assets	—	(120.999)
• Net carrying value of decreases in fixed assets	46,642	—
• Amortization of impairment of intangible assets	—	(152.162)
• Depreciation of fixed assets	36.958.673	35.151.975
• Amortization of intangible assets	1.493.466	1.489.769
• Provision for contingencies	3.319.476	728.833
• Charge for doubtful accounts	(887.719)	11.820.068
• Provisions for Directors’ fees	7.063.356	6.015.924
• Net income on equity investments	(43.552.536)	(30.130.610)
• Provision for donations	2.963.470	1.700.000
• Revenue from Real estate sales	—	70.512
• Valuation of inventory at net realization value	(545.400)	(3.497.632)
• Charge of allowance for doubtful accounts	3.072.581	2.072.664
• Income tax	19.344.140	19.989.743
Changes in operating assets and liabilities:
• Increase in accounts receivable	(3.581.957)	(30.459.152)
• Increase in other receivables	(21.369.623)	(13.036.661)
• (Increase) decrease in inventory	(250.406)	19.126.868
• Increase in trade accounts payable	1.881.014	1.870.070
• Increase in customer advances	10.801.063	4.765.325
• Increase in salaries and social security payable	4.240.813	2.493.776
• Decrease in taxes payable	(13.803.288)	(2.045.399)
• Decrease in other liabilities	(7.423.173)	(7.452.577)
• Decrease in provisions	(394.770)	(2.582.222)
• Increase in related parties	3.190.735	110.883
• Increase in accrued interest	6.464.524	2.150.928

Net cash provided by operating activities	69.881.222	69.695.899

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of investments	(577.908)	(61.312.264)
• Advances for shares purchase	(1.108.239)	—
• Acquisition of fixed assets	(49.543.696)	(19.623.867)
• Cash from capital stock reduction of related parties	—	1.530.199
• Irrevocable contributions in related parties	(321.000)	(160.000)
• Collection of receivables from related parties	6.439.941	2.360.059
• Cash collected from the insurer in connection with the damages in Alto Avellaneda Shopping Center	592.610	4.289.350
• Revenue from Real estate sales	59.912.260	484.800
• Increase of receivables with related parties	—	(375.000)
• Payment for company acquired (Empalme S.A.I.C.F.A. y G.)	(11.666.000)	—
• Payment for company acquired (Panamerican Mall S.A.)	(158.296.260)	—
• Payment for company acquired (E-commerce Latina S.A.)	(85.908)	—
• Loans granted to related parties	(9.320.000)	—
• Payment for companies acquired (Emprendimiento Recoleta S.A. / Mendoza Plaza Shopping S.A.)	—	(163.952)
• Cash from (payment for) guarantee deposit	9.111.000	(8.610.000)
• Dividends collected	4.339.312	13.877.784

Net cash used in investing activities	(150.523.888)	(67.702.891)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of seller financing – Mendoza Plaza Shopping S.A	(5.483.731)	(5.149.834)
• Payment of seller financing – Empalme S.A.I.C.F.A. y G.	(9.624.197)	—
• Payment of seller financing – Shopping Neuquén S.A.	(9.250.600)	—
• Related parties loans	21.415.000	50.000.000
• Payment of loans	(34.258.000)	(34.198.000)
• Cash proceeds from issuance of Notes, net of expenses	519.471.041	—
• Advances in bank checking accounts	133.028.238	28.765.581
• Settlement of advances in bank checking accounts	(122.311.509)	—
• Payment of dividends	(47.000.000)	(29.000.000)

Net cash provided by financing activities	445.986.242	10.417.747

Net increase in cash and cash equivalents	365.343.576	12.410.755

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these financial statements.

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

	06.30.07 Ps.	06.30.06 Ps.
Additional information
Cash paid during the year for:
– Interest	29,115,826	19,976,301

Non-cash activities:
– Conversion of unsecured convertible Notes into ordinary shares	10,158	153,900
– Offsetting of related parties accounts payable and receivable	9,214,479	1,277,991
– Increase in other receivables through a decrease in intangible assets	—	11,800
– Increase in other receivables through a decrease in fixed assets	—	64,370
– Increase in inventory through a decrease in non-current investments	59,912,260	3,827,433
– Increase in fixed assets through a decrease in investments	—	8,097
– Decrease in Dividends payable through a decrease in equity investments	22,000,000	—
– Increase in short-term debt through a decrease in provisions	2,614,228	—
– Dividends declared by subsidiary, pending collection	1,073,600	—
– Increase in expenses from the issuance of Notes through an increase in accounts payable	1,691,034	—

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements

For the fiscal years ended June 30, 2007 and 2006

(expressed in Argentine Pesos)

NOTE 1:    PREPARATION OF FINANCIAL STATEMENTS

These financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

ACCOUNTING STANDARDS

The National Securities Commission issued General Resolutions Nos. 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are of obligatory application for fiscal years or interim periods corresponding to years started as from January 1, 2006.

The main change generated by the application of these new standards is relates to the treatment of the adjustment for inflation in calculating the deferred income tax.

According to the terms of the previously referred resolutions of the National Securities Commission, the Company has decided not recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of June 30, 2007 that the adoption of the new criteria would have generated is as follows:

(i)	an increase of deferred income tax liabilities of Ps. 92.3 million approximately, which should be charged to results of previous years for Ps. 96.3 million (loss) and to results of the year for Ps. 4.0 million (gain).

(ii)	a decrease in assets for equity investments of Ps. 57.5 million approximately, arising from applying such criteria to subsidiary companies, which should be charged to the results of previous years for Ps. 63.4 million (loss) and to results of the year for Ps. 5.9 million (gain).

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 1:    (Continued)

The following chart details the estimated term of reversion of the estimated effect:

Year	Amount (in millions of Pesos)	Amount arising from equity investments (in millions of Pesos)
No fixed term	20.0	6.1
2007	4.5	4.5
2008	4.5	4.5
2009	4.5	4.5
2010	4.5	4.5
2011	4.5	4.5
In greater than
2012	49.8	28.9

	92.3	57.5

COMPARATIVE INFORMATION

Certain amounts of the financial statements for the fiscal year ended June 30, 2006 have been reclassified for the purpose of comparison with the figures of the current fiscal year.

NOTE 2:    MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:    (Continued)

The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistics and Census.

2.	Use of estimates

The preparation of these financial statements requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issuance of the financial statements, as well as income and expenses recorded during the fiscal years. The Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

3.	Revenue recognition

3.1.	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:    (Continued)

Additionally, the Company charges its tenants a monthly administration fee, which is prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

3.2.	Revenues and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	the sale has been consummated;

2.	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

3.	the Company’s receivable is not subject to future subordination; and

4.	the Company has transferred to the buyer the risk of ownership.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:    (Continued)

4.	Cash and banks

Cash on hand was computed at nominal value.

5.	Investments

5.1.	Current investments

Mutual funds have been valued at quotation value in force at year end.

See the breakdown of current investments in Schedule D.

5.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. Furthermore, it includes the higher investment value paid for the purchase of the shares and the goodwill resulting from the various acquisitions of companies. See the breakdown of non-current investments in Schedule C.

The acquisitions of companies were booked under the “acquisition method” as established by Technical Resolution No. 18. All assets and liabilities acquired from independent third parties were adjusted to reflect their current value. In such sense, the Company identified assets and liabilities acquired, including intangibles assets such as: Lease agreements acquired at conditions higher or lower than those of the market, costs to execute current lease agreements (the latter being the market cost that the Company avoids to incur for acquiring effective lease agreements) and the intangible value of customer relations. This identification process and the respective determination of current values requires complex judgments and significant estimates.

The Company used the information contained in the valuations carried out by independent experts as primary base to assign the paid price to the plot of land and building acquired. The amount assigned to the remaining assets and liabilities is based on independent valuations or in the Company’s own analysis with comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it were empty.

As provided by Technical Resolution No. 21, if the value of tangible and intangible assets and liabilities exceed the price paid, intangible assets acquired are not recognized as it would lead to increase the negative goodwill generated by these acquisitions upon the purchase.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:    (Continued)

5.3.	Land reserve

Land to be used in the development of commercial centers, revenue and/or improvements are valued at acquisition cost, restated in accordance with Note 2.1., or at the estimated market value, the lesser one.

Land and its improvements are transferred to inventories or fixed assets at the time the building of the commercial centre begins or when its marketing is decided.

The values thus obtained do not exceed their respective recoverable values estimated at each year closing.

See the breakdown of investments in land reserve in Schedule D.

6.	Inventory

Real estate acquired for development and further sale is classified as inventory.

Inventories, mainly, have been valued at their acquisition and development cost, adjusted for inflation as mentioned in Note 2.1., net of the corresponding allowances for impairment of value, if applicable.

As an integral part of inventory costs, the Company capitalizes interest cost generated by third party financing for the construction of long-term projects, until their completion.

The Company values the real estate in development, with a building process that extends over time and for which purchase/revenues contracts have been signed, at their net realizable value in proportion to their percentage of completion attained. The real estate that has not been sold as stated in Note 2.3.2. has been valued at its acquisition cost, adjusted for inflation.

Inventories on which pre-payments were received that fix prices, and the contract conditions of the transaction, assure the effective conclusion of the revenue and the income, are valued at net realization value at year-end. The result arising from such valuation is disclosed in “Gain from recognition of inventories at net realizable value” of the Statement of income.

The net carrying value of properties, in the aggregate, does not exceed their estimated recoverable value.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:    (Continued)

7.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 2.1., less accumulated depreciation and the corresponding allowances for impairment of value, when applicable.

Furthermore, there is a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company capitalizes interest costs generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up or be sold.

Depreciation expenses were amortized using the straight-line method over the estimated useful life assigned to the assets, using the criterion of full month of addition. Depreciation rates are shown in Schedule A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at year-end.

8.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.1., net of accumulated amortization. See the breakdown of intangible assets in Schedule B.

8.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

8.2.	Pre-operating expenses

Pre-operating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers, adjusted for inflation as mentioned in Note 2.1. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

The net carrying value of the intangible assets, does not exceed its estimated recoverable value at year-end.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:    (Continued)

9.	Goodwill

This item represents the difference between the purchase price and the market value of assets acquired restated for inflation as mentioned in Note 2.1., which is being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded by the purchase of shares in Tarshop S.A., FIBESA S.A., Emprendimiento Recoleta S.A. and Empalme S.A.I.C.F.A. y G, which is amortized over a seventeen-year term.

Amortization is shown in “Net income on equity investments” in the Statements of Income. (Note 6).

10.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

11.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at each fiscal year end.

12.	Receivables from leases and services and trade accounts payable

Receivables from leases and services and trade accounts payable were valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

13.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at that time.

14.	Other receivables and liabilities

Sundry current receivables and payables and the customer advances were valued at their nominal value plus financial charges accrued at each year-end, when applicable.

As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:    (Continued)

15.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

16.	Allowances and provisions

For doubtful accounts/doubtful mortgage receivables: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Increases or decreases for the year are shown in Schedule E.

For impairment of assets: The Company analyzes the reversal of its non-current assets whenever there are facts or circumstances that would indicate that the value recorded exceeds its recoverable value.

In such cases, for the Shopping Centers, the Company has estimated the recoverable value of them based on the value of their economic use. Such value is determined on the basis of projections of future discounted cash flows. For the remaining goods (inventories and other fixed assets) the Company compares market values determined on the basis of comparable property values. If there are increases in the recoverable value of the assets previously impaired, the Company accounts for the pertinent recoveries in accordance with the accounting standards requirements. Increases or decreases of the allowance for impairment for the years ended June 30, 2007 and 2006 are detailed in Schedule E.

For contingencies: set up to cover labor and commercial contingencies and other sundry risks that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered. Increases or decreases for the fiscal year are shown in Schedule E.

At the date of issuance of these financial statements, the Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

17.	Income tax provision

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. See Note 10.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2:    (Continued)

18.	Shareholders’ equity

As mentioned in Note 2.1., Shareholders’ equity accounts were restated in constant currency until February 28, 2003. Subsequent movements are shown in current currency units of the month to which they correspond.

The “Appraisal revaluation reserve” corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.7.

19.	Results for the year

Statements of income accounts are shown in currency of the month to which they correspond, except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets which are restated as mentioned in Note 2.1.

20.	Advertising expenses

The Company generally expenses advertising and promotion costs as they are incurred, except for advertising and promotion costs incurred in the commercialization of real estate projects and in the launch of new shopping centers, until their inauguration, which are accounted for in intangible assets.

21.	Vacation expenses

Vacation expenses are fully accrued in the year of service giving rise to the right to enjoy vacation.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:    BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	06.30.07 Ps.	06.30.06 Ps.
Cash in local currency	176,434	240,404
Cash in foreign currency (Schedule G)	5	260,844
Banks in local currency	1,448,956	12,632,412
Banks in foreign currency (Schedule G)	7,093,996	9,070,752
Banks - Interest bearing account	1,465	5,407

Total Cash and Banks	8,720,856	22,209,819

b)	Accounts receivable:

	06.30.07 Ps.	06.30.06 Ps.
Current
Checks to be deposited	18,207,870	15,175,221
Leases and services receivables	22,623,631	13,216,787
Debtors under legal proceedings	15,368,557	16,454,101
Pass-through expenses receivables	7,924,898	6,076,980
Receivables from the sale of Alcorta Plaza’s land (i) (Schedule G)	6,008,654	5,863,550
Notes receivable (Schedule G)	1,636,749	1,391,471
Mortgage receivable Torres Abasto	467,108	380,491
Credit card receivables	13	13
Less:
Allowance for doubtful accounts (Schedule E)	(21,427,224)	(19,649,945)

Total	50,810,256	38,908,669

Non-current
Receivables from the sale of Alcorta Plaza’s land (i) (Schedule G)	—	11,991,670
Mortgage receivable Torres Abasto	413,658	578,155
Notes receivable (Schedule G)	897,393	169,710
Leases and services receivable	36,273	—

Total	1,347,324	12,739,535

Total accounts receivable	52,157,580	51,648,204

(i)	Corresponds to the sale of the Alcorta Plaza´s land. As of June 30, 2007, one installment of USD 1.925 million is to be collected, with annual interest rate of 7.5% , which matures in March 2008.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:    (Continued)

c)	Other receivables:

	06.30.07 Ps.	06.30.06 Ps.
Current
Related parties (Note 5)	18,204,138	10,717,974
Prepaid expenses	9,422,470	2,563,494
Prepaid services	1,350,302	1,349,783
Other tax credits	1,065,277	1,271,893
Other tax credits – Gross revenues tax	1,158,026	—
Prepaid gross revenues tax	662,987	520,808
Other prepaid tax	147,874	147,874
Dividend receivable	1,073,600	—
Guarantee deposits (i) (ii) (Schedule G)	158,716	9,196,063
Other	67,948	174,554

Total	33,311,338	25,942,443

	06.30.07 Ps.	06.30.06 Ps.
Non-current
Doubtful mortgage receivables	2,208,275	2,208,275
Allowance for doubtful mortgage receivables (Schedule E)	(2,208,275)	(2,208,275)
Prepaid gross revenues tax	835,470	682,816
Guarantee deposits	229,606	228,407
Related parties (Note 5)	—	200,946
Other	—	28,890

Total	1,065,076	1,141,059

Total other receivables	34,376,414	27,083,502

(i)	Includes deposits which are restricted (see Note 7).

(ii)	As of June 30, 2006 included USD 3 million deposit in guarantee kept in the Deustche Bank in favor of Argentimo S.A. related to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. by which the guidelines were established for negotiating the acquisition of land to develop a commercial center and a dwelling and/or office building. On December 26, 2006 the deposit was recovered by the Company. See note 19.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:    (Continued)

d)	Inventory:

	06.30.07 Ps.	06.30.06 Ps.
Current
Torres de Rosario (i)	6,337,953	7,325,065
Torres de Abasto (ii)	621,628	312,000
Re-sale merchandise	263,992	210,543
Other	—	11,474

Total	7,223,573	7,859,082

(i)	On December 9, 2005 a preliminary sale contract between Alto Palermo S.A. and Villa Hermosa S.A. for the sale of a plot of land located in the City of Rosario was subscribed. To the date of these financial statements, the deed has not yet been formalized. The plot is valued at its net realization value as conditions provided in Technical Resolution No. 17 are complied with. At the date of these financial statements a pre-payment for this transaction amounting to Euros 600,000 was recorded in “Customer advances” (See Note 3.i) (ii)).

(ii)	It is disclosed net of the allowance for impairment of Ps. 205,599 and Ps. 104,402 as for June 30, 2006 and 2007, respectively. (See Schedule E).

e)	Trade accounts payable:

	06.30.07 Ps.	06.30.06 Ps.
Current
Accruals	13,126,804	7,041,575
Suppliers	1,763,212	2,882,259
Foreign suppliers (Schedule G)	1,009,975	1,023,961
Other	54,398	445,200

Total	15,954,389	11,392,995

Non-current
Foreign suppliers (Schedule G)	20,804	1,010,150

Total	20,804	1,010,150

Total trade accounts payable	15,975,193	12,403,145

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:    (Continued)

f)	Short-term and long-term debt:

	06.30.07 Ps.	06.30.06 Ps.
Short-term debt
– Banks
Overdrafts (vii)	39,482,309	28,765,581
Syndicated loan (iv)	—	25,000,000
Deutsche Bank Trust Company Americas loan (i) (Schedule G)	—	9,258,000
Accrued interest (iv) (Schedule G)	—	925,173

Subtotal	39,482,309	63,948,754

– Financial
Seller financing – Empalme S.A.C.I.F.A. y G (vi) (Schedule G)	11,753,400	—
Accrued interest for Unsecured Convertible Notes (iii) (Note 5 and Schedule G)	6,483,373	6,588,951
Accrued interest of US Notes and Argentine peso-linked Notes (Schedule G) (viii)	6,412,646	—
Seller financing Empalme-S.A.C.I.F.A. y G (vi) (Schedule G) – Interest payable	8,815	—
Seller financing - Shopping Neuquén S.A. (ii) (Schedule G)	—	6,291,439
Notes payable (v) (Schedule G)	—	5,376,239
Seller financing-Shopping Neuquén S.A. (ii) – Interest payable	—	1,175,960
Deferred charges related to fees and expenses in connection with the issuance of Notes	(1,016,499)	—
Other	90,778	90,778

Subtotal	23,732,513	19,523,367

Total	63,214,822	83,472,121

Long-term debt
– Financial
US Notes and Argentine peso-linked Notes (Schedule G) (viii)	525,180,000	—
Unsecured Convertible Notes (iii) (Note 5 and Schedule G)	146,076,000	145,755,576
Seller financing – Empalme S.A.C.I.F.A. y G. (vi) (Schedule G)	5,876,700	—
Deferred charges related to fees and expenses in connection with the issuance of Notes	(4,823,494)	—

Total	672,309,206	145,755,576

Total short-term and long-term debt	735,524,028	229,227,697

(i)	Corresponded to a USD 11 million loan granted on March 4, 2005 which accrued annual interest equivalent to LIBOR plus 3.25%. The last principal installment plus accrued interest was cancelled on August 1, 2006.

(ii)	All the debt was cancelled on February 2, 2007

(iii)	See Note 12.

(iv)	On April 5, 2005 Banco Río de la Plata and Bank Boston N.A. granted the Company a syndicated financial loan for a total amount of Ps. 50 million, which amortized in four six-month equal and consecutive installments beginning October 2005. On April 9, 2007 the balance of this debt was cancelled.

Such loan accrued interest during the first year at a fixed 7.875% rate and during the second year at the Survey rate plus 3%, payable quarterly as from July 2005.

The terms and conditions of such loan required the Company to maintain certain rates and financial conditions, as well as specific ratios and indebtedness levels.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:    (Continued)

Funds from this loan were applied to pay the balance of the Notes for Ps. 48.4 million (originally issued for Ps. 85 million).

(v)	Represented the acquisition of 49.9% of the Mendoza Plaza Shopping S.A. shareholding of USD 1.77 million. This amount was cancelled on September 29, 2006.

(vi)	Represents the amount owed for the acquisition of the Empalme S.A.I.C.F.A. y G. shareholding. This loan accrues 6% nominal annual interest, payable in four installments of USD 1.9 million each, due on June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008. On June 25, 2007 the first principal installment was cancelled.

(vii)	Due to the shareholding acquisitions during the current year, the Company has used bank overdrafts in current account.

(viii)	See Note 21.

g)	Salaries and social security payable:

	06.30.07 Ps.	06.30.06 Ps.
Provision for vacation and bonuses	10,092,703	6,170,445
Social security payable	1,161,802	911,003
Payroll	2,250	11,553
Other	211,604	134,545

Total salaries and social security payable	11,468,359	7,227,546

h)	Taxes payable:

	06.30.07 Ps.	06.30.06 Ps.
Current
Value Added Tax (VAT) payable, net	3,238,398	2,037,498
Income tax	7,718,643	1,382,458
Gross revenues tax provision	156,746	535,813
Other tax withholdings	350,129	312,080
Provision for tax on personal assets of shareholders	274,939	268,494
Gross revenues tax withholdings	333,588	245,840
Gross revenues tax accrued (not claimable)	176,714	175,907
Tax amnesty plan for gross revenues tax payable	181,761	166,173
Other taxes	61,349	43,521

Total	12,492,267	5,167,784

Non-current
Deferred income tax (Note 10)	25,783,413	11,661,108
Tax amnesty plan for gross revenues tax payable	1,483,141	1,664,902
Gross revenues tax accrued (not claimable)	—	351,813

Total	27,266,554	13,677,823

Total taxes payable	39,758,821	18,845,607

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:	(Continued)

i)	Customer advances:

	06.30.07 Ps.	06.30.06 Ps.
Current
Admission rights	18,942,490	14,968,484
Lease and services advances (i)	7,909,830	7,193,492
Advance for the sale of Rosario land (Schedule G) (ii)	2,510,520	2,365,800
Customer advances	6,524,192	4,020,731
Guarantee deposits	878,843	1,484,968

Total	36,765,875	30,033,475

	06.30.07 Ps.	06.30.06 Ps.
Non-current
Admission rights	23,870,559	20,200,450
Lease and services advances (i)	10,188,600	9,736,782
Guarantee deposits	—	53,264

Total	34,059,159	29,990,496

Total customer advances	70,825,034	60,023,971

(i)	The balance of lease and services advances includes Ps. 1.2 million and Ps. 3.7 million current and non-current, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the cinema theater complexes at the Abasto and Alto Noa shopping centers.

These advances accrue interest at six-month LIBOR plus 2-2.25%. As of June 30, 2007 the six-month LIBOR was 5.38688%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting lease amounts for the space used by Hoyts Cinemas.

(ii)	Corresponds to an advance payment of Euros 600,000 received from Villa Hermosa S.A. (see Note 3.d (i)).

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3:	(Continued)

j)	Other liabilities:

	06.30.07 Ps.	06.30.06 Ps.
Current
Provision for Directors’ fees (Note 5)	7,235,001	6,240,569
Advances to Directors (Note 5)	(171,644)	(224,645)
Donations payable (Note 5)	2,963,470	1,700,000
Contributed leasehold improvements (i)	212,222	212,222
Withholdings and guarantee deposits	220,265	237,161
Other	587,645	65,775

Total	11,046,959	8,231,082

Non-current
Contributed leasehold improvements (i)	53,008	265,231
Directors’ guarantee deposits (Note 5)	12,000	12,000

Total	65,008	277,231

Total Other liabilities	11,111,967	8,508,313

(i)	Contributed leasehold improvements relate to improvements made by the Company in charge of a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed asset based on construction costs incurred with a corresponding liability. Improvements are amortized to income over the term of lease. Such depreciation was not significant during the fiscal years ended June 30, 2007 and 2006.

k)	Provisions:

	06.30.07 Ps.	06.30.06 Ps.
Non Current
Provision for contingencies (i) (Schedule E)	5,345,955	5,035,477

Total provisions	5,345,955	5,035,477

(i)	In the opinion of the Management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

l)	Other income and expenses, net:

	06.30.07 Ps.	06.30.06 Ps.
Recovery (charge) for doubtful receivables	1,480,329	(7,530,718)
Tax on personal assets of shareholders (Note 5)	(556,323)	(572,263)
Provision for contingencies (Schedule E)	(3,069,431)	(236,945)
Donations (Note 5)	(3,038,473)	(1,735,912)
Other	397,969	(267,979)

Tota Total other income and expenses, net	(4,785,929)	(10,343,817)

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 4:	COMMON STOCK

As of June 30, 2007, the capital stock consisted of 782,064,214 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value Ps.	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	400	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Shares issued for cash	1,600	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Shares issued for cash	38,000	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460,000	Ordinary and Extraordinary Shareholders’ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000,000	Ordinary and Extraordinary Shareholders’ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000,000	Ordinary and Extraordinary Shareholders’ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500,000	Ordinary and Extraordinary Shareholders’ Meeting	08.06.99	05.07.02
Shares issued for cash	8,206,421	(*)

	78,206,421

(*)	Capital subscribed in connection with the conversion of unsecured convertible notes. See Note 12

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the years ended		Balance receivable (payable) as of
			06.30.2007 Ps.	06.30.2006 Ps.	06.30.2007 Ps.	06.30.2006 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(1,293,931)	(207,746)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables	—	—	2,842,355	479,243
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(4,356,976)	(4,427,618)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(98,166,444)	(97,944,277)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(10,024,582)	(15,972,539)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(504,769)	(26,143)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Salaries and bonuses	1,544,955	305,997	—	—
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(2,124,029)	(2,158,468)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(47,856,232)	(47,747,925)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(4,887,002)	(7,786,627)	—	—
Other shareholders	Shareholder	Other expenses, net	(556,323)	(572,263)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
Tarshop S.A.	Subsidiary	Leases and services	1,090,065	609,986	—	—
Tarshop S.A.	Subsidiary	Interest income	76,332	708,128	—	—
Tarshop S.A.	Subsidiary	Other current receivables	—	—	203,716	3,477,301
Tarshop S.A.	Subsidiary	Current payable with related parties	—	—	(28,440)	—
Mendoza Plaza Shopping S.A.	Subsidiary	Other current receivables	—	—	827,227	659,268
Mendoza Plaza Shopping S.A.	Subsidiary	Current payable with related parties	—	—	(1,192,649)	(189,035)
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables	—	—	648,786	798,633
Emprendimiento Recoleta S.A.	Subsidiary	Non Current payable with related parties	—	—	—	(60,468)
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	(148,437)	(214,527)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees – Leases and services	144,000	144,000	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Interest and exchange differences with related parties	(10,967)	(7,083)	—	—
Fibesa S.A.	Subsidiary	Current payable with related parties	—	—	—	(143,133)
Fibesa S.A.	Subsidiary	Administration fees – Leases and services	120,000	120,000	—	—
Fibesa S.A.	Subsidiary	Other current receivables	—	—	510,222	112,385
Fibesa S.A.	Subsidiary	Other non-current receivables	—	—	—	200,946
Fibesa S.A.	Subsidiary	Interest income	29,668	14,184	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) since 01.01.07	Other current receivables	—	—	54,849	24,666
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) since 01.01.07	Administration fees - Leases and services	6,000	6,000	—	—
Panamerican Mall S.A.	Subsidiary	Other current receivables	—	—	83,099	—
Panamerican Mall S.A.	Subsidiary	Other incomes	59,912,260
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary of E-Commerce Latina S.A.	Other current receivables	—	—	3,136,688	596,240
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(2,099)	(208,929)

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the years ended		Balance receivable (payable) as of
			06.30.2007 Ps.	06.30.2006 Ps.	06.30.2007 Ps.	06.30.2006 Ps.
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary of E-Commerce Latina S.A.	Administration fees-Leases and services	42,000	42,000	—	—
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary of E-Commerce Latina S.A.	Interest income	56,816	15,185	—	—
Shopping Alto Palermo S.A.	Subsidiary	Interest income	2,506	—	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables	—	—	3,382,925	3,398,404
Shopping Alto Palermo S.A.	Subsidiary	Interest and exchange differences with related parties	(5,248,458)	(1,712,407)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Current payable with related parties	—	—	(49,964,577)	(2,798,338)
Shopping Alto Palermo S.A.	Subsidiary	Non-Current payable with related parties	—	—	—	(52,869,820)
Shopping Neuquén S.A.	Subsidiary	Other current receivables	—	—	24,396	60
Empalme S.A.I.C.F.A. y G.	Subsidiary	Other current receivables	—	—	3,910,297	—
Empalme S.A.I.C.F.A. y G.	Subsidiary	Interest income	212,085	—	—	—
Inversora del Puerto S.A.	Subsidiary	Current payable with related parties	—	—	(105,000)	(105,000)
	OTHER RELATED PARTIES
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	1,883,507	827,692
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(917,736)	(1,377,090)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	(242,764)	607,262	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(104,863)	(112,991)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(494,133)	(407,533)	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	2,578	40
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(3,123)	(291)
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	3,106	—
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(188,520)	(135,182)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Administration fees – Leases and services	1,478,130	(607,697)	—	—
Directors’ Fees	Directors	Other current liabilities	—	—	(7,063,357)	(6,015,924)
Directors	Directors	Short-term debt	—	—	(1,373)	(1,010)
Directors	Directors	Long-term debt	—	—	(30,930)	(41,031)
Directors	Directors	Other non-current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Interest and exchange differences with related parties	(3,159)	(6,692)	—	—
Directors	Directors	Directors fees	(7,751,505)	(6,399,904)	—	—
Directors and management	Directors	Other current receivables	—	—	5,450	820
Loans to the personnel	Personnel	Other current receivables	—	—	549,409	333,222
Loans to the personnel	Personnel	Interest income	31,573	—	—	—
Loans to the personnel	Personnel	Interest and exchange differences with related parties	(4)	—	—	—
Loans to the personnel	Personnel	Current payable with related parties	—	—	(4,447)	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(1,500,000)	(200,000)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other expenses, net - Donations	(1,500,000)	(200,000)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	322	—
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	16
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	57,138	5,816
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(995)	(1,855)
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(22,394)	(22,343)
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(2,274)	(3,642)	—	—
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(366)	—
Cactus S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	5,301	—

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the years ended		Balance receivable (payable) as of
			06.30.2007 Ps.	06.30.2006 Ps.	06.30.2007 Ps.	06.30.2006 Ps.
Cactus S.A.	Subsidiary of Cresud S.A.	Current payable with related parties	—	—	(64)	—
Futuros y Opciones S.A.	Subsidiary of Cresud S.A.	Other current receivables and prepaid expenses	—	—	1,059	—
Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	70,756	—
Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(33,600)	—
Canteras Natal Crespo S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	952	4,168

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 6:	NET INCOME ON EQUITY INVESTMENTS

The breakdown of the net income on equity investments is the following:

	06.30.07 Ps.	06.30.06 Ps.
Income on equity investments	44,940,826	32,628,880
Amortization of goodwill and higher investment values	(2,923,051)	(2,522,743)
Loss due to change in equity interests	—	(359)
Recovery of impairment of Shopping Neuquén S.A. and Mendoza Plaza Shopping S.A. (formerly Pérez Cuesta S.A.C.I.) (Schedule E)	2,153,984	24,832
Accelerated amortization of goodwill	(797,174)	—
Gain from sale of shares	177,951	—

Total	43,552,536	30,130,610

NOTE 7:	RESTRICTED ASSETS

The Company owns the following restricted assets:

a)	At June 30, 2007, in other current receivables, the Company has deposits that are restricted in accordance with the following amounts:

i)	Ps. 20,985 concerning the case “Saavedra Walter Ricardo with Alto Palermo S.A. and others about dismissal”.

ii)	Ps. 20,382 concerning the case “La Meridional Cía. de Seguros with Alto Palermo S.A.” by collecting in pesos.

iii)	Ps. 52,972 concerning the case “Palma Claudio with Alto Palermo S.A. about dismissal”.

b)

As regards the case “Alto Palermo S.A. vs. Dirección General Impositiva in re: Appeal”, Case file No.25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of June 30, 2007 amounts to Ps. 36.7 million (disclosed in the “Non-current investments”). (See Schedule D).

c)	As of June 30, 2007 there is Ps. 32.6 million in the Equity investment account related to the shares of Empalme S.A.I.C.F.A. y G., which have been pledged. (See Schedule C).

NOTE 8:	MERGER WITH CONTROLLED COMPANY

The Company performed the corporate merger of its subsidiary company Alto Research and Development S.A. The merger agreement was signed on May 31, 2005, effective as from June 1, 2005. The merger proceedings are currently pending approval by the Corporate Control Bodies.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 9:	EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined assuming that the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Unsecured Convertible Notes into ordinary shares at the beginning of the fiscal year.

	06.30.07	06.30.06
Weighted-average outstanding shares	782,056,978	784,708,359
Weighted-average diluted ordinary shares	2,239,511,021	2,155,745,561

Below is a reconciliation between net income for the years and the net income used as basis for calculation of the basic and diluted earnings per share.

	06.30.07 Ps.	06.30.06 Ps.
Net Income for calculation of basic earnings per share	64,056,564	44,679,032
Interest – Unsecured Convertible Notes	14,586,496	14,360,936
Exchange difference	330,596	9,408,565
Income tax	(5,220,982)	(8,319,325)

Net Income for calculation of diluted earnings per share	73,752,674	60,129,208

Net basic earnings per share	0.0819	0.0569
Net diluted earnings per share	0.0329	0.0279

NOTE 10:	DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year Ps.	Changes for the year Ps.	Balances at year-end Ps.
Cash and banks	41,480	220,357	261,837
Accounts receivable	1,911,815	66,711	1,978,526
Other receivables	966,171	372,493	1,338,664
Inventories	(5,752,440)	3,552,189	(2,200,251)
Fixed assets	(10,163,932)	418,397	(9,745,535)
Intangible assets	(555,833)	416,875	(138,958)
Investments	(148,411)	(17,610,770)	(17,759,181)
Short and long-term debt	—	(2,043,999)	(2,043,999)
Tax payable	184,702	(122,852)	61,850
Other liabilities	595,000	442,215	1,037,215
Provisions for contingencies	1,237,417	108,667	1,346,084
Tax loss carryforwards	22,923	57,412	80,335

Total net deferred tax liabilities	(11,661,108)	(14,122,305)	(25,783,413)

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 10:	(Continued)

Below is a reconciliation between income tax expense and the resulting from application of the current tax rate in effect to the net income before taxes:

Items	06.30.07 Ps.	06.30.06 Ps.
Net Income for the year (before income tax)	83,400,704	64,668,775
Current income tax rate	35%	35%

Income for the year at the tax rate	29,190,246	22,634,071
Permanent differences at the tax rate:
Restatement into constant currency (2)	9,092,980	12,699,937
Amortization of intangible assets	8,146	8,148
Balance of previous year income tax return	(438,723)	—
Donations	96,198	224,550
Loss on equity investments	(18,654,087)	(14,854,713)
Fees	—	(1,390,496)
Other	49,380	668,246

Total income tax charge for the year	(1) 19,344,140	19,989,743

(1)	Includes Ps. 14,122,305 related to deferred tax, Ps. (15,107,144) related to the deferred liability generated by higher investment values of Empalme S.A.I.C.F.A. y G. and Panamerican Mall S.A., and of Ps. 20,328,979 related to current income tax.

(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

NOTE 11:	COMMITMENTS AND OPTIONS GRANTED AT RELATED COMPANIES

E-Commerce Latina S.A.

E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands’ corporation created to act on behalf of Comercializadora Los Altos S.A.’s (Altocity.com S.A.’s continuing company) management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) plus a rate of 14% per year in dollars, capitalizable yearly.

Mendoza Plaza Shopping S.A.

On September 29, 2004, upon executing the agreement to purchase the capital stock of Mendoza Plaza Shopping S.A., the Company signed and agreement with Inversiones Falabella Argentina S.A. by which it was granted the irrevocable right to sell its stock interests in Mendoza Plaza Shopping S.A. (put) to the Company, which may be exercised until the last working day of October 2008, for USD 3.0 million as expressly established in the agreement.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 12:	ISSUANCE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of Unsecured Convertible Notes (“ONC”) for up to USD 50 million, with a face value of Ps. 0.10 each. That Series was fully subscribed and paid up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Unsecured Convertible Notes are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006 the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the Unsecured Convertible Notes have been classified as non-current in these financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no impact on the financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and USD 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

At June 30, 2007 holders of Unsecured Convertible Notes in ordinary shares of the Company, have exercised their right to convert them for a total of USD 2.77 million leading to the issuing of ordinary shares of Ps. 0.1 face value each, as disclosed in Note 4.

At June 30, 2007 Unsecured Convertible Notes amounted to USD 47.23 million.

NOTE 13:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income for the year ended on June 30, 2007 must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 14:	DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total area damaged comprised 36 commercial stores and represented 15.7% of the total square meters built. Between the months of June and August 2006 this area was reopened and the operation returned to normal.

As of June 30, 2006, the Company withdrew the proportional part of the fixed assets damaged by the fire in an estimated net book value of Ps. 6.3 million.

The Company has an insurance coverage against all risks and civil responsability to cover this type of disaster. Subsequent to June 30, 2007 part of the insurance liquidation process related with the reconstruction work has been finished. The final indemnification amount corresponding to this item amounts to Ps. 6.8 million. As of the issuance date of this financial statements, the final insurance liquidation process is pending because of other items included in the insurance coverage mentioned above. The amount of Ps. 0.3 million related to this items has been collected as early payment.

NOTE 15:	ACQUISITION OF CORDOBA SHOPPING

On July 7, 2006, Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) entered into a share purchase agreement to acquire the shares of Empalme S.A.I.C.F.A y G., owner of Córdoba Shopping Villa Cabrera. Such transaction was subject to certain events of default, among which, the approval by the National Anti-Trust Commission, which was formally granted and notified on December 20, 2006.

The price agreed upon for such transaction was set a gross amount of USD 12 million plus a variable amount resulting from the adjustment after the year-end (originally provided in the agreement) which was established for Ps. 3.96 million. The company was included in APSA’s financial statements as from December 31, 2006. As of June 30, 2007, APSA y SAPSA have paid USD 6.0 million and the amount related to the adjustment after the closing date, remaining three installments of USD 2.0 million falling due in December 2007, June and December 2008, respectively. Such installments accrue interest at a 6% nominal annual rate. To secure the unpaid purchase price, we have pledged in favor of the sellers 100% of our equity interests in Empalme. With each installments cancellation, the encumbrance will be gradually lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba. This investment represents for APSA and SAPSA a growing opportunity in the commercial centers segment in line with the expansion strategy and presence in the principal markets inside the country.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 16:	PURCHASE OF E-COMMERCE LATINA S.A. SHARES

On October 24, 2006, the Company entered into a share purchase agreement with Telefónica Argentina S.A., to acquire 808,354 shares of common stocks, issued and outstanding of E-Commerce Latina S.A., and 11 shares of common stocks, issued and outstanding of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) for a total price of Ps. 85,876. Such agreement was subject to obtaining the approval of these transactions by the National Anti-Trust Commission. By late December 2006, the notification from this agency approving this transaction was received and in January 2007, the agreed-upon price was settled and the conveyance of shares was formalized.

Through this operation, the Company has obtained total share control of E-Commerce Latina S.A., owner of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)

During April 2007, Alto Palermo S.A. signed a share purchase agreement with Shopping Alto Palermo S.A. whereby Alto Palermo S.A. sells, assigns and transfers to Shopping Alto Palermo S.A. 161,671 shares of E–Commerce Latina S.A. (10 % of the ownership interest) in the amount of Ps. 17,175.

NOTE 17:	RESTRUCTURING OF COMERCIALIZADORA LOS ALTOS S.A. (ALTOCITY.COM S.A.’S CONTINUING COMPANY) ACTIVITIES

The Board of Directors of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company), a company controlled by E-Commerce Latina S.A. (see note 16) decided to restructure most of its activities carried out thus far, extending for such purpose the activities described in its corporate purpose. On January 6, 2007, the Shareholders’ Meeting extended the corporate purpose aiming at adding activities that will allow reaching an adequate financial and economic balance.

As from March 2007, the sale of products on the Internet ended completely. The reason for this decision relies on the fact that adequate scale economies were not achieved.

Over the last few months of the fiscal year ended June 30, 2007, this company started to operate as lease agent, linking the Company and potential tenants of the available space in certain commercial centers.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 18:	ACQUISITION OF THE BUILDING KNOWN AS EX ESCUELA GOBERNADOR VICENTE DE OLMOS (CITY OF CÓRDOBA)

In November 2006, Alto Palermo S.A. participated in a public bidding the Corporación Inmobiliaria Córdoba S.A. for the sell of the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building covers 5,147 square meters and part of the commercial center known as “Patio Olmos” is currently operating in the building, developed in four commercial plants and two parking basements. The commercial center that also includes two neighbour buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement agreements.

The building is under a concession agreement, which the Company will be assigned, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2,513 (Argentine pesos two thousand five hundred and thirteen) every 47 months. As of the filing date of the financial statements, the concession is at the 179 month, with a current fee of Ps. 10,052 (Argentine pesos ten thousand and fifty two) while the next increase is scheduled for the 186 month.

The offer made by the Company to purchase such property was Ps. 32.5 million, payable as follows: 30%, or Ps. 9.7 million upon being awarded and the remaining balance of Ps. 22.7 million upon signing the ownership title deed.

On November 20, 2006, we were notified that the bid had been awarded to Alto Palermo S.A., having paid in due course 30% of the price offered according to the terms provided in the bidding terms and conditions. As of the issuance date of financial statements, the ownership title deed has not been executed.

Likewise, January 15, 2007, the Company was notified by the National Anti-Trust Commission of two claims made with such agency by an individual and by the commercial center concession agent as regards this transaction. On February 1, 2007, such claims were responded.

On June 26, 2007, we were notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry of the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No 25,156 (C 1163)” under section 30 Law No. 25,156.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 19:	NEW COMMERCIAL DEVELOPMENT

During December 2006, Alto Palermo S.A. (APSA) subscribed a series of agreements to build, commercialize and manage a new commercial property that will be developed in the Saavedra neighbourhood, Buenos Aires City, by Panamerican Mall S.A. (PAMSA), a recently organized company in which APSA holds an 80% equity interest.

As regards this new venture, Alto Palermo made capital contributions to PAMSA for Ps. 158.3 million and sold to this company a plot of land facing the Posta, Pico and Arias streets (previously acquired from Phillips Argentina S.A.) for the amount of Ps. 59.9 million. Likewise, APSA has pledged to make future capital contribution to PAMSA for up to a maximum amount of USD 37.8 million, aiming at completing the works and securing the startup and exploitation of the commercial center.

The other PAMSA’s shareholder is Centro Comercial Panamericano S.A., which holds the remaining 20% of the capital stock. This company made capital contributions to PAMSA for Ps. 24.6 million and sold to PAMPA the plot of land facing the Melián, Vedia and Arias streets, (adjacent to the plot sold by APSA) for a total amount of Ps. 61.5 million and pledged to make the capital contribution for complete the works and the startup of the commercial center up to a maximum amount of USD 9.4 million.

The project contemplates the construction of a commercial center, a hypermarket, a multiplex cinema and an office and / or apartment building and represents one of the most important ventures started by the Company.

NOTE 20:	COMPENSATION PLAN FOR EXECUTIVE MANAGEMENT

The Company has developed during this year the design of a capitalization program for the executive personnel by means of contributions that will be made by employees and by the Company.

Such plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 20:	(Continued)

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

• regular retirement under applicable labor regulations

• full or permanent disability or incapacity

• demise

In the event of resignation or dismissal without just cause, the participant will obtain the amount resulting from the company contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

NOTE 21:	ISSUANCE OF NOTES

On May 11, 2007, Alto Palermo S.A. issued two new series of Notes for a total amount of USD 170 million. Series I relates to the issuance of USD 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7,875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007. The principal of this series shall be fully paid upon maturity. Series II relates to the issuance of Ps. 154 million (equivalent to USD 50 million). Principal will be settled in seven, equal and consecutive semiannual installment as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

These issuances constitute Series I and II within the Global Issuance Program of Notes for a face value of up to USD 200 millon (the “Program”) authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the fiscal years beginning on July 1, 2006 and 2005 and ended June 30, 2007 and 2006

Schedule A

	Original value					Depreciation							Net carrying value as of June 30, 2007 Ps.	Net carrying value as of June 30, 2006 Ps.
	Value as of beginning of year Ps.	Increases Ps.	Decreases Ps.	Transfers Ps.	Value as of end of the year Ps.	Accumulated as of beginning of year Ps.	Rate %		For the year			Accumulated as of end of the year Ps.
Items									Amount (1) Ps.	Decreases Ps.	Increases and transfers Ps.
Properties:
Shopping centers:
- Abasto	252,177,964	370,202	—	41,173	252,589,339	63,818,261	(*	)	7,845,353	—	—	71,663,614	180,925,725	188,359,703
- Alto Avellaneda	165,936,766	7,172,934	—	400,923	173,510,623	79,648,106	(*	)	8,677,676	—	—	88,325,782	85,184,841	86,288,660
- Paseo Alcorta	105,970,967	592,550	—	7,714	106,571,231	43,711,088	(*	)	4,005,102	—	—	47,716,190	58,855,041	62,259,879
- Patio Bullrich	160,058,090	59,099	(13,018)	(11,038)	160,093,133	50,857,430	(*	)	6,757,104	—	—	57,614,534	102,478,599	109,200,660
- Alto Noa	43,218,304	93,420	(3,766)	—	43,307,958	14,201,824	(*	)	2,069,636	(3,766)	—	16,267,694	27,040,264	29,016,480
- Alto Rosario	86,479,033	960,379	—	4,054,930	91,494,342	3,307,709	—		2,501,251	—	—	5,808,960	85,685,382	83,171,324
Other real estate	10,013,202	—	(243,114)	—	9,770,088	711,611	(*	)	441,712	(243,114)	—	910,209	8,859,879	9,301,591
Leasehold improvements	4,268,588	64,575	(19,463)	—	4,313,700	3,305,281	(*	)	356,861	(19,393)	—	3,642,749	670,951	963,307
Facilities	11,203,063	1,138,006	—	269,273	12,610,342	2,189,696	10		1,058,334	—	—	3,248,030	9,362,312	9,013,367
Furniture and fixtures	9,769,350	1,529,886	(716)	11,538	11,310,058	5,676,043	10		1,243,582	(103)	—	6,919,522	4,390,536	4,093,307
Vehicles	205,933		—	—	205,933	130,211	33		25,240	—	—	155,451	50,482	75,722
Computer equipment	13,161,506	1,183,291	(41,566)	(2,057)	14,301,174	11,408,825	33		1,141,750	(38,432)	(5,486)	12,506,657	1,794,517	1,752,681
Software	5,900,362	316,315	(5,663)	2,057	6,213,071	3,907,875	20		835,072	(3,146)	5,486	4,745,287	1,467,784	1,992,487
Advances for the purchase of fixed assets (3)	—	24,994,237	—	—	24,994,237	—	—		—	—	—	—	24,994,237	—
Work in progress:
- Rosario	3,990,275	105,187	—	(4,054,930)	40,532	—	—		—	—	—	—	40,532	3,990,275
- Patio Bullrich	208,438	449,477	—	—	657,915	—	—		—	—	—	—	657,915	208,438
- Office improvements	622,065	97,518	—	(719,583)	—	—	—		—	—	—	—	—	622,065
- Alcorta		5,576,589	—	—	5,576,589	—	—		—	—	—	—	5,576,589	—
- Abasto		360,793	(27,290)	—	333,503	—	—		—	—	—	—	333,503	—
-Avellaneda		4,479,238	—	—	4,479,238	—	—		—	—	—	—	4,479,238	—
Other	1,572	—	(1,572)	—	—	1,572	—		—	(1,572)	—	—	—	—

Total as of June 30, 2007	873,185,478	49,543,696	(356,168)	—	922,373,006	282,875,532	—		(1)36,958,673	(309,526)	—	319,524,679	602,848,327	—

Total as of June 30, 2006	871,614,101	19,623,867	(17,996,217)	(2)(56,273)	873,185,478	254,971,103	—		35,151,975	(7,247,546)	—	282,875,532	—	590,309,946

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.

(1)	The allocation for the year-end depreciation charges in the statements of income is included in Schedule H, except for Ps. 317,345, which is expensed.

(2)	Includes Ps. 64,370 reclassified to Other receivables and Ps. 8,097 from other investments.

(3)	Includes Ps. 11,125,290 for the agreement executed to built and purchase the parking slots at cost.

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the fiscal years beginning on July 1, 2006 and 2005 and ended June 30, 2007 and 2006

Schedule B

	Original values					Amortizations					Net carrying value as of June 30, 2007 Ps.	Net carrying value as of June 30, 2006 Ps.
	Value as of beginning of year Ps.	Decreases Ps.	Transfers Ps.		Value as of end of year Ps.	Accumulated as of beginning of year Ps.	Increases and transfers Ps.	Rate %	For the year	Accumulated as of end of the year Ps.
									Amount Ps. (1)
Trademarks	494,546	—	—		494,546	332,665	—	10	49,442	382,107	112,439	161,881
Pre-operatives expenses:
- Rosario	4,332,072	—	—		4,332,072	2,406,706	—	33.33	1,444,024	3,850,730	481,342	1,925,366
- Alto Shopping	951,336	(951,336)	—		—	951,336	(951,336)	—	—	—	—	—

Total as of June 30, 2007	5,777,954	(951,336)	—		4,826,618	3,690,707	(951,336)	—	1,493,466	4,232,837	593,781	—

Total as of June 30, 2006	5,794,587	(4,833)	(11,800	)(2)	5,777,954	2,200,938	—	—	1,489,769	3,690,707	—	2,087,247

(1)	The amortization charge is disclosed in Schedule H.

(2)	Reclassified to other receivables.

ALTO PALERMO S.A. (APSA)

Equity investments

For the fiscal years beginning on July 1, 2006 and 2005 and ended June 30, 2007 and 2006

Schedule C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 06.30.2007 Ps.	Value recorded as of 06.30.2006 Ps.	Main activity	Issuer’s information
						Last financial statement issued
						Legal Address	Date	Common stock Ps.	Income (loss) for the year Ps.	Share holders´ equity Ps.	Interest in common stock %
Non-current Investments
Mendoza Plaza Shopping S.A.-Equity value	1	24,131,367	70,418,136	65,000,095	Real estate investments	Av. Lateral Norte East access 3280– Guaymallén - Mendoza	06.30.07	28,256,870	6,344,311	96,089,316	85.40
Mendoza Plaza Shopping S.A.-Higher investment value			5,000,185	5,246,096
Tarshop S.A. – Equity value	1	7,557,775	38,278,071	23,072,945	Credit card	Suipacha 664- 7° Floor- C.A.B.A.	06.30.07	9,447,219	19,006,410	47,847,590	80
Tarshop S.A. – Goodwill			242,254	484,507
Emprendimiento Recoleta S.A. – Equity value	1	13,449,990	14,991,825	15,078,693	Building, maintenance, operation			25,054,000	3,099,770	27,926,057	53.684
Emprendimiento Recoleta S.A. - Goodwill			(485,675)	(560,394)	and exploitation under a regime of use of assets of a section of Recoleta Cultural Center	Av. Pueyrredón 2501 – C.A.B.A.	06.30.07
Shopping Neuquén S.A. - Equity value			887,769	929,136	Development of	Rivadavia 86 3º Floor Of. 9-	06.30.07	2,200,000	(41,212)	6,446,445
Shopping Neuquén S.A. - Higher investment value	1	2,081,706	7,007,790	4,853,806	Undertakings	Neuquén					94.623
Shopping Neuquén S.A. - Irrevocable contributions			5,459,112	5,138,112
Inversora del Puerto S.A.- Equity value	1	11,999	134,585	134,585	Real estate investments	Florida 537 – 18º Floor – C.A.B.A.	06.30.07	12,000	—	134,597	99.9917
Shopping Alto Palermo S.A -Equity value	1	123,454,616	237,325,718	244,879,131	Real estate investment and development	Moreno 877 – 22º Floor - C.A.B.A.	06.30.07	123,454,617	14,446,586	237,325,720	99.9999
E-Commerce Latina S.A. - Equity value	1	1,455,037	1,767,778	129,474	Holding	Florida 537 – 18º Floor C.A.B.A.	06.30.07	1,616,708	3,341,183	3,600,136	90
Fibesa S.A. – Equity value	0.00000001	999,900	5,452,019	4,426,840				0,01	4,687,691	5,452,564	99.9999
Fibesa S.A. – Goodwill			6,502,016	8,555,254	Agent	Moreno 877 22º Floor – C.A.B.A.	06.30.07
Empalme S.A.I.C.F.A. y G - Equity value	1	7,860,300	32,648,534	—				8,274,000	879,882	34,366,878	95
Empalme S.A.I.C.F.A. y G - Goodwill		—	(9,835,585)	—	Real estate investments	José A de Goyechea 2851 – Altos de San Martín - Córdoba	06.30.07
Empalme S.A.I.C.F.A. y G – Higher investment value			24,728,377	—
Panamerican Mall – Equity value	1	98,384,000	147,141,160	—	Real estate Investments and developments	Moreno 877 – 22° Floor – C.A.B.A.	06.30.07	122,980,000	1,034,190	183,926,450	80
Panamerican Mall – Higher investment value			25,499,088	—
Conil S.A. – Equity value	1	6,000	201,248	191,379	Real estate investments	Lavalle 1290 7° Floor Of. 301 – C.A.B.A.	06.30.07	12,000	19,742	402,497	50
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) – Equity value	1	11	235,722	—	Management of business on our own and third-parties real state and other assets, and activities and services related to he electronic commerce (1)	Florida 537 – 18° Floor – C.A.B.A.	06.30.07	1,685,732	3,809,811	4,174,931	10
Total			613,600,127	377,559,659

(1)	On January 6, 2007, the shareholders of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) decided to extend the activities and services related to e-commerce carried out until such date, adding business management on real and personal property.

ALTO PALERMO S.A. (APSA)

Other Investments

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

Schedule D

Items	Value as of 06.30.2007 Ps.	Value as of 06.30.2006 Ps.
Current
Mutual Funds in local currency	86,099,240	2,852
Mutual Funds in foreign currency (Schedule G)	292,736,151	—

Total current	378,835,391	2,852

Non Current
Advances for purchase of shares (2)	1,108,239	—
Land reserve:
- General Paz Plot of land (1)	—	59,837,466
- Caballito Plot of land (3)	36,680,754	36,622,004
- Torres Rosario Plot of land	16,110,481	16,079,162
- Air Space Supermercado Coto	13,143,445	13,143,445
Other real estate	2,505,468	2,092,423

Total non current	69,548,387	127,774,500

Total	448,383,778	127,777,352

(1)	See Note 19

(2)	It corresponds to an advance of USD 363 thousand granted to acquire an option for the subscription of shares that will comprise the 75% of the capital and voting stock of a company subject to certains conditions not fulfilled yet. The total amount of the investment would be USD 24.4 million. (See Schedule G).

(3)	See Note 7.b).

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

Schedule E

Items	Balances as of beginning of year Ps.	Increases Ps.	Decreases/ reclassifications Ps.	Carrying value as of June 30, 2007 Ps.	Carrying value as of June 30, 2006 Ps.
Deducted from assets:
Allowance for doubtful accounts	19,649,945	(4) 3,072,581	(1) (1,295,302)	21,427,224	19,649,945
Allowance for doubtful mortgage receivable	2,208,275	—	—	2,208,275	2,208,275
Impairment of inventory	205,599	—	(6) (101,197)	(2) 104,402	(2) 205,599
Impairment of intangible assets	—	—	—	—	—
Impairment of non-current investments	2,153,984	—	(5) (2,153,984)	—	2,153,984
Included in liabilities:
Provision for non current contingencies	5,035,477	(3) 3,319,476	(1) (3,008,998)	5,345,955	5,035,477

Total as of June 30, 2007	29,253,280	6,392,057	(6,559,481)	29,085,856	—

Total as of June 30, 2006	40,927,822	3,007,096	(14,681,638)	—	29,253,280

(1)	Corresponds to the usage of the year.

(2)	Set forth in Note 3.d) ii).

(3)	Includes Ps. 3,069,431 set forth in Note 3.l) and Ps. 250,045 shown in Schedule H.

(4)	Set forth in Schedule H.

(5)	Set forth in Note 6.

(6)	Corresponds to a recovery of an impairment.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and other

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

Schedule F

	06.30.07 Ps.	06.30.06 Ps.
Cost of leases and services
Expenses (Schedule H)	51,119,965	46,669,792

Cost of leases and services	51,119,965	46,669,792

Cost of other
Stock as of beginning of year	7,859,082	19,866,484
Purchases of the year	1,593,243	1,402,480
Obsolescence decreases	(1,562,789)	—
Transfers (2)	58,599,700	(2) 2,369,537
Gains from valuation of inventories at net realizable value	545,400	3,497,632
Expenses (Schedule H)	1,298,790	449,350
Impairment (1)	101,197	(205,599)
Stock as of end of the year (Note 3.d)	(7,223,573)	(7,859,082)

Cost by other	61,211,050	19,520,802

(1)	Set forth in Schedule E.

(2)	As of June 30, 2007 and 2006, Ps. 59,912,260 and 3,827,433, respectively related to transfers of non-current investments and (Ps. 1,312,560) and (Ps. 1,457,896), respectively related to transfers of costs of goods for advertising events that are disclosed as receivables from collective promotion plan (Note 3.b).

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

Schedule G

Items	Class	Amount of foreign currency	Prevailing exchange rate Ps. (1)	Total as of June 30, 2007 Ps.	Total as of June 30, 2006 Ps.
Assets
Current Assets
Cash and banks	USD	1,907,580	3.053	5,823,841	8,151,536
Cash and banks	Euros	307,560	4.1298	1,270,160	1,180,060
Investments	USD	95,884,753	3.053	292,736,151	—
Leases and services receivables	USD	2,124,706	3.053	6,486,727	6,387,462
Other receivables	USD	—	—	—	9,138,000

Total Current Assets		100,224,599		306,316,879	24,857,058

Non-current Assets
Other non-current investments	USD	363,000	3.053	1,108,239	—
Leases and services receivables	USD	93,917	3.053	286,728	12,161,380

Total Non-current Assets		456,917		1,394,967	12,161,380

Total Assets as of June 30, 2007		100,681,516		307,711,846	—

Total Assets as of June 30, 2006		12,068,949		—	37,018,438

Liabilities
Current Liabilities
Trade accounts payable	USD	326,536	3.093	1,009,975	1,023,961
Customers advances	Euros	600,000	4.1842	2,510,520	2,365,800
Short-term debt	USD	7,211,494	3.093	22,305,151	21,566,390

Total		8,138,030		25,825,646	24,956,151

Non-current Liabilities
Trade accounts payable	USD	6,726	3.093	20,804	1,010,150
Long-term debt	USD	169,127,934	3.093	523,112,700	145,755,576

Total		169,134,660		523,133,504	146,765,726

Total Liabilities as of June 30, 2007		177,272,690		548,959,150	—

Total Liabilities as of June 30, 2006		55,478,832		—	171,721,877

(1)	Exchange rates at the end of the fiscal year according to Banco Nación records.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19.550, section 64, paragraph b)

For the fiscal years beginning on July 1, 2006 and 2005 and ended June 30, 2007 and 2006

Schedule H

Items	Total as of June 30, 2007 Ps.	Costs						Expenses		Total as of June 30, 2006 Ps.
		Other Costs Ps.	Cost of leases and services Ps.	Expenses Ps.	Collective Promotion Fund Ps.	Expenses recovery Ps.	Subtotal Ps.	Administrative Ps.	Selling Ps.
Depreciation and amortization	38,134,794	—	38,134,794	—	—	—	38,134,794	—	—	36,066,906
Condominium expenses and collective promotion fund non-recovered	9,119,615	—	9,119,615	392,404	—	(392,404)	9,119,615	—	—	7,453,861
Taxes, rates, contributions and services	11,235,127	44,840	39,096	10,098,720	1,015,910	(11,114,630)	83,936	3,456,829	7,694,362	8,195,036
Fees for Directors	7,751,505	—	—	—	—	—	—	7,751,505	—	6,399,904
Parking	2,555,132	—	2,555,132	—	—	—	2,555,132	—	—	2,217,536
Fees and payments for services	9,747,228	1,249,715	—	3,161,315	63,009	(3,224,324)	1,249,715	8,497,513	—	5,566,391
Salaries and bonuses	5,054,914	—	—	19,707,405	2,609,062	(22,316,467)	—	4,707,867	347,047	4,455,893
Maintenance, repairs, cleaning and security	1,162,286	4,235	1,021,283	16,206,873	74,301	(16,281,174)	1,025,518	136,768	—	683,829
Personnel expenses	363,244	—	—	1,629,396	62,099	(1,691,495)	—	363,244	—	227,964
Advertising	549,106	—	—	58,014	16,080,976	(16,138,990)	—	—	549,106	220,668
Social security taxes	—	—	—	6,009,815	922,286	(6,932,101)	—	—	—	559,120
Contingencies	250,045	—	250,045	—	—	—	250,045	—	—	491,888
Allowance for doubtful accounts	3,072,581	—	—	—	—	—	—	—	3,072,581	2,072,664
Insurance	262,346	—	—	357,475	12,053	(369,528)	—	262,346	—	275,989
Bank charges	340,229	—	—	—	—	—	—	340,229	—	217,613
Rental	186,000	—	—	584,942	30,325	(615,267)	—	186,000	—	346,528
Regulatory Authority expenses	191,489	—	—	—	—	—	—	191,489	—	127,180
Freight and transportation	28,560	—	—	268,734	52,129	(320,863)	—	28,560	—	51,622
Training expenses	404,190	—	—	—	—	—	—	—	404,190	304,401
Stationary	36,522	—	—	693,781	25,139	(718,920)	—	36,522	—	78,328
Indemnity	307,893	—	—	—	—	—	—	—	307,893	117,406
Commissions	430,340	—	—	—	—	—	—	—	430,340	—
Other	538,145	—	—	197,306	977	(198,283)	—	388,527	149,618	417,927
Other services	—	—	—	222,087	52	(222,139)	—	—	—	343
Expenses recovery	—	—	—	(59,588,267)	(20,948,318)	80,536,585	—	—	—	—

Total as of June 30, 2007	91,721,291	1,298,790	51,119,965	—	—	—	52,418,755	26,347,399	12,955,137	—

Total as of June 30, 2006	—	449,350	46,669,792	—	—	—	47,119,142	21,079,606	8,350,249	76,548,997

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

Schedule I

	06.30.07								06.30.06
	Invest- ments (8)	Accounts receivable, net (1)	Other receivables (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Related Parties (7)	Other liabilities (4) (9)	Invest- ments	Accounts receivable, net	Other receivables	Trade accounts payable	Customer advances	Short-term and long- term debt	Related Parties	Other liabilities (4)
No fixed term	—	140,344	634,555	—	—	90,778	—	31,141,368	2,852	—	12,415,050	—	1,438,264	90,778	125,916	18,396,585

Past due	—	9,685,222	466,548	1,047,469	4,290,381	—	—	—	—	5,978,899	715,251	2,752,330	—	7,467,400	—	—

To mature
In three months	378,835,391	20,827,832	18,960,487	4,620,094	12,336,254	45,711,557	15,014,017	15,896,353	—	20,027,078	10,732,281	7,492,392	10,481,462	51,256,395	5,366,346	10,542,515
Between 3 and 6 months	—	4,868,674	8,942,521	6,802,762	6,713,080	12,039,629	15,510	14,935,041	—	6,421,124	1,647,126	653,577	6,231,854	12,195,396	—	7,504,159
Between 6 and 9 months	—	8,246,151	2,268,417	1,471,994	6,713,080	(254,125)	38,942,815	1,057,622	—	3,821,376	86,999	286,319	5,940,947	—	—	785,140
Between 9 and 12 months	—	7,042,033	2,268,415	2,012,070	6,713,080	5,626,983	15,510	3,118,569	—	2,660,192	603,035	208,377	5,940,948	12,462,152	—	94,598

Between 1 and 2 years	—	667,080	434,630	20,804	14,653,668	26,863,058	—	251,822	—	6,392,556	563,461	989,393	12,524,886	—	52,930,288	454,210
Between 2 and 3 years	—	305,473	200,988	—	7,755,859	43,264,194	—	217,463	—	5,969,564	144,328	20,757	6,188,641	—	—	471,261
Between 3 and 4 years	—	173,352	32,465	—	2,598,047	43,469,328	—	237,863	—	77,368	29,483	—	2,886,374	—	—	289,605
In greater than 4 years	—	201,419	167,388	—	9,051,585	558,712,626	—	829,001	—	300,047	146,488	—	8,390,595	145,755,576	—	1,078,870

Total to mature	378,835,391	42,332,014	33,275,311	14,927,724	66,534,653	735,433,250	53,987,852	36,543,734	—	45,669,305	13,953,201	9,650,815	58,585,707	221,669,519	58,296,634	21,220,358

Total with fixed term	378,835,391	52,017,236	33,741,859	15,975,193	70,825,034	735,433,250	53,987,852	36,543,734	—	51,648,204	14,668,452	12,403,145	58,585,707	229,136,919	58,296,634	21,220,358

Total	378,835,391	52,157,580	34,376,414	15,975,193	70,825,034	735,524,028	53,987,852	67,685,102	2,852	51,648,204	27,083,502	12,403,145	60,023,971	229,227,697	58,422,550	39,616,943

(1)	Does not accrue interest, except for Ps. 880,766 that accrue interest at a variable market rate.

(2)	Accrue interest at a fixed and variable rate.

(3)	Includes Ps. 3,136,688 that accrue interest at a fixed rate.

(4)	Represents salaries and social security payable, taxes payable, other liabilities and provisions.

(5)	Includes Ps. 4,905,864 that accrue interest at a variable rate.

(6)	Includes Ps. 1,009,975 that accrue interest at a variable rate.

(7)	Does not accrue interest, except for Ps. 49,964,577 that accrue interest at a fixed rate.

(8)	Accrue interest at a fixed rate.

(9)	Does not accrue interest, except for Ps. 1,664,902 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

BUSINESS HIGHLIGHTS AS OF JUNE 30, 2007

1.	Brief comments on the Company’s activities during the year, including references to significant events after the end of the year.

See Business Overview as of June 30, 2007.

2.	Consolidated Shareholders’ equity structure as compared with the three previous years.

	06.30.2007 Ps.	06.30.2006 Ps.	06.30.2005 Ps.	06.30.2004 Ps.
Current assets	727,845,115	213,703,570	155,833,107	126,875,246
Non-current assets	1,365,865,435	1,141,341,918	1,092,061,711	1,024,436,516

Total	2,093,710,550	1,355,045,488	1,247,894,818	1,151,311,762

Current liabilities	403,341,680	293,556,844	178,562,077	174,076,494
Non-current liabilities	795,033,781	224,658,434	250,906,672	191,473,513

Subtotal	1,198,375,461	518,215,278	429,468,749	365,550,007

Minority interest	71,427,862	29,989,705	27,418,496	15,388,057
Shareholders’ equity	823,907,227	806,840,505	791,007,573	770,373,698

Total	2,093,710,550	1,355,045,488	1,247,894,818	1,151,311,762

3.	Consolidated income structure as compared with the three previous years.

	06.30.2007 Ps.	06.30.2006 Ps.	06.30.2005 Ps.	06.30.2004 Ps.
Operating income	154,538,908	128,734,772	81,420,807	40,965,042
Net loss on equity investments	(678,569)	(678,881)	(706,619)	(1,126,516)
Amortization of goodwill	(4,366,356)	(4,739,675)	(4,826,798)	(4,826,542)
Financial results, net	(19,466,411)	(15,633,866)	2,411,200	7,324,781
Other (expense) income, net	(3,347,466)	(9,761,768)	(7,381,960)	(6,629,767)
Income tax	(56,252,932)	(48,457,137)	(33,615,874)	(16,311,318)
Minority interest	(6,370,610)	(4,784,413)	(4,045,356)	(558,140)

Net income	64,056,564	44,679,032	33,255,400	18,837,540

4.	Statistical data as compared with the three previous years.

Not applicable.

ALTO PALERMO S.A. (APSA)

5.	Key ratios as compared with the three previous years.

	06.30.2007 Ps.	06.30.2006 Ps.	06.30.2005 Ps.	06.30.2004 Ps.
Liquidity
Current assets	727,845,115	213,703,570	155,833,107	126,875,246

Current liabilities	403,341,680	293,556,844	178,562,077	174,076,494
Ratio	1.80	0.73	0.87	0.73
Indebtedness
Total liabilities	1,198,375,461	518,215,278	429,468,749	365,550,007

Shareholders’ equity	823,907,227	806,840,505	791,007,573	770,373,698
Ratio	1.45	0.64	0.54	0.47
Solvency
Shareholders’ equity	823,907,227	806,840,505	791,007,573	770,373,698

Total liabilities	1,198,375,461	518,215,278	429,468,749	365,550,007
Ratio	0.69	1.56	1.84	2.11
Non Current Assets to total Assets
Non current assets	1,365,865,435	1,141,341,918	1,092,061,711	1,024,436,516

Total assets	2,093,710,550	1,355,045,488	1,247,894,818	1,151,311,762
Ratio	0.65	0.84	0.88	0.89
Profitability
Net income for the fiscal year	64,056,564	44,679,032	33,255,400	18,837,540

Average shareholders’ equity	783,345,584	776,584,523	764,062,936	755,393,533
Ratio	0.0818	0.0575	0.0435	0.0249

6.	Brief comment on the future perspectives for the upcoming fiscal year.

See item 1.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2007

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities and other similar circumstances that occurred during the years included in the financial statements, which affect their comparison with financial statements filed in previous years, or that could affect those to be filed in future financial years.

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	06.30.07 Ps.	03.31.07 Ps.	12.31.06 Ps.	09.30.06 Ps.	Total Ps.
Accounts receivable, net	1,700,713	1,174,690	488,732	6,321,087	9,685,222
Other receivables, net	342,693	—	6,007	117,848	466,548

b)	Past due payable:

	06.30.07 Ps.	03.31.07 Ps.	12.31.06 Ps.	09.30.06 Ps.	Total Ps.
Trade accounts payable	568,200	50,977	29, 865	398,527	1,047,569
Short-term debt	659,183	343,891	113,012	3,174,295	4,290,381

c)	Receivables and liabilities with no fixed term:

06.30.07 Ps.
Account receivables, net	140,344
Other receivables	634,555
Financial Bank loans	90,778
Taxes payable	25,783,413
Other liabilities	12,000
Provisions	5,345,955

ALTO PALERMO S.A. (APSA)

d)	Current receivables to mature:

	09.30.07 Ps.	12.31.07 Ps.	03.31.08 Ps.	06.30.08 Ps.	Total Ps.
Accounts receivable, net	20,827,832	4,868,674	8,246,151	7,042,033	40,984,690
Other receivables, net	18,960,487	8,942,521	2,268,417	2,268,415	32,439,840

e)	Non-current receivables to mature:

	06.30.09 Ps.	06.30.10 Ps.	06.30.11 Ps.	06.30.12 Ps.	Total Ps.
Accounts receivable, net	667,080	305,473	173,352	201,419	1,347,324
Other receivables, net	434,630	200,988	32,465	167,388	835,471

f)	Current liabilities to mature:

	09.30.07 Ps.	12.31.07 Ps.	03.31.08 Ps.	06.30.08 Ps.	Total Ps.
Trade accounts payable	4,620,094	6,802,762	1,471,994	2,012,070	14,906,920
Customer advances	12,336,254	6,713,080	6,713,080	6,713,080	32,475,494
Short-term debt	45,711,557	12,039,629	(254,125)	5,626,983	63,124,044
Related parties	15,014,017	15,510	38,942,815	15,510	53,987,852
Salaries and social security payable	10,564,797	—	903,562	—	11,468,359
Taxes payable	4,635,788	7,763,563	45,939	46,977	12,492,267
Other liabilities	695,768	7,171,478	108,121	3,071,592	11,046,959

g)	Non-current liabilities to mature:

	06.30.09 Ps.	06.30.10 Ps.	06.30.11 Ps.	06.30.12 Ps.	Total Ps.
Trade accounts payable	20,804	—	—	—	20,804
Customer advances	14,653,668	7,755,859	2,598,047	9,051,585	34,059,159
Long-term debt	26,863,058	43,264,194	43,469,328	558,712,626	672,309,206
Taxes payable	198,814	217,463	237,863	829,001	1,483,141
Other liabilities	53,008	—	—	—	53,008

ALTO PALERMO S.A. (APSA)

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

		Ps.
Current
Local currency	(1)	44,323,529
Foreign currency	(1)	6,486,727

Non-current
Local currency	(1)	1,060,596
Foreign currency	(1)	286,728

(1)	Does not accrue interest, except for Ps. 880,766 that accrue interest at a variable market rate.

b)	Other receivables, net:

Current
Local currency	(1)	33,311,338

Non-current
Local currency	(1)	1,065,076

(1)	Does not accrue interest, except for Ps. 3,136,688 that accrue interest at a fixed rate.

c)	Trade accounts payable:

Current
Local currency	(1)	14,944,414
Foreign currency	(2)	1,009,975

Non-current
Foreign currency	(1)	20,804

(1)	Does not accrue interest, except for Ps. 1,009,975 that accrue interest at a variable rate.

(2)	Accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

d)	Customer advances:

		Ps.
Current
Local currency	(1)	34,255,355
Foreign currency	(1)	2,510,520
Non-current
Local currency	(1)	34,059,159

(1)	Does not accrue interest, except for Ps. 4,905,864 that accrue interest at a variable market rate.

e)	Financial bank loans:

Current
Local currency	(1)	40,909,671
Foreign currency	(1)	22,305,151
Non current
Local currency	(1)	149,196,506
Foreign currency	(1)	523,112,700

(1)	Accrue interest at a fixed and variable market rate.

f)	Salaries and social security payable:

Current
Local currency	(1)	11,468,359

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	12,492,267
Non Current
Local currency	(1)	27,266,554

(1)	Does not accrue interest, except for Ps. 1,664,902 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

h)	Related parties:

Ps.
Current
Local currency	(1)	53,987,852

(1)	Does not accrue interest, except Ps. 49,964,577 that accrue interest at a fixed rate.

i)	Other liabilities:

Current
Local currency	(1)	11,046,959
Non-current
Local currency	(1)	65,008

(1)	Does not accrue interest.

j)	Provisions

Non-current
Local currency	(1)	5,345,955

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Schedule C to the financial statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.6 to the financial statements.

ALTO PALERMO S.A. (APSA)

8.	Current values.

See Notes 2.5 and 2.6 to the financial statements.

9.	Appraisal revaluation of assets.

See Note 2.7 to the financial statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts Ps.	Accounting values Ps.	Risk covered
Abasto Shopping and premises	246,182,543	180,925,725	Fire, full risk and dismissed profit
Paseo Alcorta Shopping	111,028,998	58,855,041	Fire, full risk and dismissed profit
Alto Avellaneda Shopping	95,080,532	85,184,841	Fire, full risk and dismissed profit
Patio Bullrich Shopping	71,372,378	102,478,599	Fire, full risk and dismissed profit
Alto Noa Shopping	52,301,362	27,040,264	Fire, full risk and dismissed profit
Alto Rosario Shopping	89,317,790	85,685,382	Full risk, construction and assembly,
Unique policy	15,000,000	—	Civil responsibility

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

ALTO PALERMO S.A. (APSA)

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders’ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 13.

Autonomous City of Buenos Aires, July 30, 2007.

Eduardo S. Elsztain
President

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

1.	We have audited the accompanying balance sheets of Alto Palermo S.A. (APSA) at June 30, 2007 and 2006, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended and the complementary notes 1 to 21 and exhibits A to I. Furthermore, we have audited the consolidated financial statements of Alto Palermo S.A. (APSA) and its subsidiaries for the years ended on June 30, 2007 and 2006, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with auditing standards accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We consider that our audits provide a reasonable basis for our opinion.

3.	In our opinion:

a)	the financial statements of Alto Palermo S.A. (APSA) present fairly, in all material respects, its financial position at June 30, 2007 and 2006 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of Alto Palermo S.A. (APSA) and its subsidiaries, in all material respects, their consolidated financial position at June 30, 2007 and 2006 and the consolidated results of their operations and their cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers Bouchard 557 C1106ABG Ciudad de Buenos Aires - Argentina Tel. (54-11) 4850-0000 Fax: (54-11) 4850-1800 www.pwc.com/ar	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 E-mail: dabelovich@estabe.com.ar www.scinter.com

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors (Cont.)

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements are transcription into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, they are in compliance with the provisions of the Commercial Companies Law and pertinent CNV resolutions;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights report and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at June 30, 2007, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 953,220, none of which was claimable at that date.

Autonomous City of Buenos Aires, July 30, 2007.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Andrés Suarez Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 245 Fº 61	José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 Fº 191 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 240

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers Bouchard 557 C1106ABG Ciudad de Buenos Aires - Argentina Tel. (54-11) 4850-0000 Fax: (54-11) 4850-1800 www.pwc.com/ar	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 E-mail: dabelovich@estabe.com.ar www.scinter.com

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of Relationships with the markets

Dated: August 8, 2007